Filed Pursuant to Rule 424(b)(5)

Registration No. 333-194324

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has become effective under the Securities Act of 1933, as amended. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 15, 2016

Preliminary Prospectus Supplement

(To Prospectus Dated March 5, 2014)

$

$             % Notes due 2019

$             % Notes due 2021

$             % Notes due 2023

$             % Notes due 2026

$             % Notes due 2036

$             % Notes due 2046

The 2019 notes will mature on                     , 2019. The 2021 notes will mature on                     , 2021. The 2023 notes will mature on                     , 2023. The 2026 notes will mature on                     , 2026. The 2036 notes will mature on                     , 2036. The 2046 notes will mature on                     , 2046. We collectively refer to all six series of notes offered hereby as the “notes.” Interest on the notes will be payable semi-annually in arrears on              and              of each year, commencing                     , 2016. The interest rate payable on the notes will be subject to adjustment based on certain rating events. See “Description of the Notes—Interest Rate Adjustment of the Notes Based on Certain Rating Events.”

The notes are being issued in connection with the merger between Newell Rubbermaid Inc. (“Newell Rubbermaid”) and Jarden Corporation (“Jarden”) pursuant to a series of Merger Transactions (as described in more detail and defined under the caption “Summary—The Merger Transactions”). In connection with the Merger Transactions, Newell Rubbermaid will change its name to Newell Brands Inc.

The Merger Transactions and other proposed transactions contemplated by the Merger Agreement (the “Newell-Jarden Transactions”) have not been completed as of the date of this prospectus supplement. This offering is not conditioned upon the completion of any of the Newell-Jarden Transactions, which, if completed, will occur subsequent to the closing of this offering. If the Merger Agreement is terminated on or at any time prior to July 31, 2016, or the Merger Transactions otherwise are not completed on or at any time prior to July 31, 2016 (subject to an extension by the parties for up to an additional 90 days after such date), the notes will be subject to a special mandatory redemption. The special mandatory redemption price will be equal to 101% of the initial issue price of the notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of the notes to, but not including, the payment date of such special mandatory redemption. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of holders of the notes. See “Description of the Notes—Special Mandatory Redemption.”

We may also redeem any series of the notes in whole or in part at our option and from time to time at the applicable redemption prices described under “Description of the Notes—Optional Redemption.” If a change of control triggering event as described herein occurs with respect to a series of notes, the holders of the notes of such series may require us to purchase all or a portion of such holder’s notes at a price equal to 101% of the principal amount, plus accrued interest, if any. See “Description of the Notes—Change of Control Offer.”

The notes will be senior obligations of Newell Rubbermaid and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks that are described or referenced in the “Risk Factors” section on page S-27 of this prospectus supplement.

	Public Offering Price			Underwriting Discount			Proceeds, Before Expenses, to Us
	Per Note		Total	Per Note		Total	Per Note		Total
Per 2019 note		%	$		%	$		%	$
Per 2021 note		%	$		%	$		%	$
Per 2023 note		%	$		%	$		%	$
Per 2026 note		%	$		%	$		%	$
Per 2036 note		%	$		%	$		%	$
Per 2046 note		%	$		%	$		%	$
Total		%	$		%	$		%	$

The public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from March     , 2016.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company and its participants including Clearstream and the Euroclear system, against payment in New York, New York on or about March     , 2016.

Joint Book-Running Managers
Goldman, Sachs & Co.	Citigroup	J.P. Morgan	RBC Capital Markets

March     , 2016

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus contain information about Newell Rubbermaid Inc. and about the notes. They also refer to information contained in other documents filed by us with the SEC and incorporated into this prospectus supplement by reference. References to this prospectus supplement or the accompanying prospectus also include the information contained in such other documents. To the extent that information appearing in a later filed document is inconsistent with prior information, the later statement will control. If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

In this prospectus supplement, unless otherwise indicated, references to “Newell Rubbermaid,” “Company,” “Newell,” “we,” “us,” and “our” refer to Newell Rubbermaid Inc. and its subsidiaries. If we use a capitalized term in this prospectus supplement and do not define the term, it is defined in the accompanying prospectus.

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INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it, which means that we can disclose important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus supplement or the accompanying prospectus and information incorporated by reference into this prospectus supplement or the accompanying prospectus, you should rely on the information contained in this prospectus supplement or the accompanying prospectus, unless the information incorporated by reference was filed after the date of this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than any portions of such filings that are furnished rather than filed under applicable SEC rules) until our offering is completed:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2015 (the “Initial Form 10-K”) filed with the SEC on February 29, 2016.

2.	Amendment No. 1 to the Initial Form 10-K on Form 10-K/A (the “Form 10-K/A” and together with the Initial Form 10-K, the “Newell Rubbermaid Form 10-K”) filed with the SEC on March 7, 2016.

3.	Our Current Reports on Form 8-K filed with the SEC on January 27, 2016, January 29, 2016, February 11, 2016, March 11, 2016 and March 15, 2016.

You may request a copy of these filings at no cost by writing to or telephoning us at the following address:

Newell Rubbermaid Inc.

Three Glenlake Parkway

Atlanta, Georgia 30328

Telephone: 1-770-418-7000

Attention: Office of Investor Relations

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein that are not historical in nature and constitute forward-looking statements in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the effects of sales (including pricing), income/(loss), earnings per share, return on equity, return on invested capital, operating income, operating margin or gross margin improvements or declines, Project Renewal, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, debt ratings, availability of financing, interest rates, restructuring and other project-related costs, impairment and other charges, potential losses on divestitures, impacts of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings, inflation or deflation with respect to raw materials and sourced products, productivity and streamlining, synergies, changes in foreign exchange rates, product recalls, expected benefits and financial results from recently completed acquisitions and planned acquisitions and divestitures, and management’s plans, projections and objectives for future operations, performance and growth or the

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assumptions relating to any of the forward-looking statements. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believe,” “estimate” and similar expressions. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, our dependence on the strength of retail, commercial and industrial sectors of the economy in light of the continuation or escalation of the global economic slowdown or regional sovereign debt issues; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power and consolidation of our retail customers; changes in the prices of raw materials and sourced products and our ability to obtain raw materials and sourced products in a timely manner from suppliers; our ability to develop innovative new products and to develop, maintain and strengthen our end-user brands, including the ability to realize anticipated benefits of increased advertising and promotion spend; product liability, product recalls or regulatory actions; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; a failure of one of our key information technology systems or related controls; the potential inability to attract, retain and motivate key employees; future events that could adversely affect the value of our assets and require impairment charges; our ability to improve productivity and streamline operations; changes to our credit ratings; significant increases in the funding obligations related to our pension plans due to declining asset values, declining interest rates or otherwise; the imposition of tax liabilities greater than our provisions for such matters; the risks inherent in our foreign operations, including exchange controls and pricing restrictions; our ability to realize the expected benefits, synergies and financial results from our recently acquired businesses and planned acquisitions and divestitures; our inability to obtain stockholder or domestic and foreign regulatory approvals required to complete planned acquisitions and divestitures; failure to satisfy a condition to closing of planned acquisitions and divestitures; our ability to complete planned acquisitions and divestitures; difficulties or high costs associated with securing financing necessary to pay the cash portion of the merger consideration contemplated by the pending Newell-Jarden Transactions; risks related to the substantial indebtedness that Newell Rubbermaid will incur in connection with the pending Newell-Jarden Transactions and our ability to maintain our investment grade credit ratings; difficulties integrating our business with Jarden and unexpected costs or expenses associated with the pending Newell-Jarden Transactions; and those factors listed in our most recent Annual Report on Form 10-K, including Item 1A of such report, filed with the SEC. In addition, there can be no assurance that we have currently identified or assessed all of the factors that affect us or that the publicly available and other information that we receive with respect to these factors is complete or correct. Changes in such assumptions or factors could produce significantly different results. The information contained in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein is as of the date indicated. The Company assumes no obligation to update any forward-looking statements contained in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein as a result of new information or future events or developments.

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SUMMARY

The following summary may not contain all of the information that is important to you. You should read the following summary together with more detailed information regarding us and the notes being sold in this offering and our financial statements and notes thereto which are incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

Newell Rubbermaid Inc.

We are a global marketer of consumer and commercial products that help people get more out of life every day, where they live, learn, work and play. Our products are marketed under a strong portfolio of leading brands, including Sharpie®, Paper Mate®, Expo®, Prismacolor®, Mr. Sketch®, Elmer’s®, Parker®, Waterman®, Dymo®, Rubbermaid®, Contigo®, Goody®, Calphalon®, Irwin®, Lenox®, Rubbermaid Commercial Products®, Graco®, Aprica® and Baby Jogger®.

Strategic Initiatives.    We are committed to building leading brands through understanding the needs of consumers and using those insights to create innovative, highly differentiated product solutions that offer superior performance and value. In 2015, we increased advertising and promotion investments in support of our brands by $42.3 million compared to 2014, and we intend to continue to leverage our portfolio of leading brands to create a margin structure that allows for further increases in brand investment.

We are executing our Growth Game Plan, which is our strategy to simplify the organization and free up resources to invest in growth initiatives and strengthened capabilities in support of our brands. The changes being implemented in the execution of the Growth Game Plan are considered key enablers to building a bigger, faster-growing, more global and more profitable company.

Business Segments.    Our five segments and the key brands included in each of the five business segments are as follows:

Segment	Key Brands	Description of Primary Products
Writing	Sharpie®, Paper Mate®, Expo®, Prismacolor®, Mr. Sketch®, Elmer’s®, X-Acto®, Parker®, Waterman®, Dymo® Office	Writing instruments, including markers and highlighters, pens and pencils; art products; activity-based adhesives and cutting products; fine writing instruments; labeling solutions

Home Solutions	Rubbermaid®, Contigo®, bubba®, Calphalon®, Levolor®, Goody®	Indoor/outdoor organization, food storage and home storage products; durable beverage containers; gourmet cookware, bakeware and cutlery; window treatments; hair care accessories

Tools	Irwin®, Lenox®, hilmorTM, Dymo® Industrial	Hand tools and power tool accessories; industrial bandsaw blades; tools for HVAC systems; label makers and printers for industrial use

Segment	Key Brands	Description of Primary Products
Commercial Products	Rubbermaid Commercial Products®	Cleaning and refuse products; hygiene systems; material handling solutions

Baby & Parenting	Graco®, Baby Jogger®, Aprica®, Teutonia®	Infant and juvenile products such as car seats, strollers, highchairs and playards

We are a Delaware corporation. Our principal executive offices are located at Three Glenlake Parkway, Atlanta, Georgia 30328, and our telephone number is (770) 418-7000.

In connection with the Merger Transactions (as defined below), Newell Rubbermaid Inc. will change its name to Newell Brands Inc.

Jarden Corporation

Jarden is a leading provider of a diverse range of consumer products with a portfolio of over 120 trusted, quality brands sold globally. Jarden has achieved leading market positions in a number of niche categories by selling branded products through a variety of distribution channels, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. By leveraging its strong brand portfolio, category management expertise and customer service focus, Jarden has established and continues to maintain long-term relationships with leading retailers within these channels and is currently the category manager at certain of these retailers in certain product categories. Moreover, several of Jarden’s leading brands, such as Ball, Bee, Bicycle, Coleman, Diamond, Jostens, Hodgman, Madshus, Pflueger, Rawlings, Shakespeare, Sunbeam, Tubbs, Vôlkl and Worth have been in continuous use for over 100 years.

Jarden operates in three primary business segments through a number of well recognized brands:

Segment	Key Brands	Description of Primary Products
Branded Consumables

Ball®, Bee®, Bernardin®,

Bicycle®, Billy Boy®, Crawford®, Diamond®, Envirocooler®, Fiona®, First Alert®, First Essentials®, Hoyle®, Kerr®, Lehigh®, Lifoam®, Lillo®, Loew-Cornell®, Mapa®, Millefiori®, NUK®, Pine Mountain®, Quickie®, Spontex®, Tigex®, Waddington®, Yankee Candle®, YOU®

A broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples

Consumer Solutions	Bionaire®, Breville®, Cadence®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rainbow®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare®, White Mountain®	A diverse line of household products, including kitchen appliances and home environment products

Segment	Key Brands	Description of Primary Products
Outdoor Solutions	Abu Garcia®, AeroBed®, Berkley®, Campingaz®, Coleman®, Dalbello®, ExOfficio®, Fenwick®, Greys®, Gulp!®, Hardy®, Invicta®, Jostens®, K2®, Marker®, Marmot®, Mitchell®, Neff®, PENN®, Rawlings®, Squadra®, Shakespeare®, Stearns®, Stren®, Trilene®, Vôlkl®, Zoot®	Global consumer active lifestyle products for outdoor and outdoor-related activities

In addition to the three primary business segments described above, Jarden’s Process Solutions segment manufactures, markets and distributes a wide variety of plastic products including closures, contact lens packaging, medical disposables, plastic cutlery and rigid packaging. Jarden is also the largest North American producer of niche products fabricated from solid zinc strip and is the sole source supplier of copper-plated zinc penny blanks to the United States Mint and a major supplier to the Royal Canadian Mint, as well as a supplier of brass, bronze and nickel-plated finishes on steel and zinc for coinage to other international markets. In addition, Jarden manufactures a line of industrial zinc products marketed globally for use in the architectural, automotive, construction, electrical component and plumbing markets.

Jarden is incorporated in Delaware, the address of its executive corporate headquarters is 1800 North Military Trail, Boca Raton, Florida 33431, and its telephone number is (561) 447-2520.

The Merger Transactions

On December 13, 2015, Newell Rubbermaid, Jarden Corporation, NCPF Acquisition Corp. I, a wholly-owned subsidiary of Newell Rubbermaid (“Merger Sub 1”), and NCPF Acquisition Corp. II, a wholly-owned subsidiary of Newell Rubbermaid (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), entered into an Agreement and Plan of Merger, dated as of December 13, 2015 (the “Merger Agreement”), providing for the merger of Merger Sub 1 with and into Jarden, with Jarden surviving such merger as a wholly-owned subsidiary of Newell Rubbermaid (the “First Merger”), and the subsequent merger of Jarden with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving corporation (the “Subsequent Merger”, together with the First Merger, the “Merger Transactions”), subject to the terms and conditions set forth in the Merger Agreement. Newell Rubbermaid intends to change its corporate name to Newell Brands Inc. following the completion of the Subsequent Merger. Under the terms of the Merger Agreement, Jarden stockholders will receive, in exchange for each share of Jarden common stock owned by them immediately prior to the Merger Transactions: (1) 0.862 (the “exchange ratio”) of a fully paid and nonassessable share of Newell Rubbermaid common stock plus (2) $21.00 in cash (collectively, the “Merger Consideration”).

Approvals; Conditions; Termination

Newell Rubbermaid and Jarden are required to submit notifications to various competition authorities prior to completing the Merger Transactions. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Newell Rubbermaid and Jarden must file notifications with the Federal Trade Commission and the Antitrust Division of the Department of Justice and observe a mandatory pre-merger waiting period before completing the Merger Transactions. In addition, Newell Rubbermaid and Jarden are required to submit notifications with competition authorities in Europe, Canada, Mexico and several other foreign jurisdictions. Newell Rubbermaid and Jarden have submitted all mandatory pre-closing notifications to U.S. and foreign competition authorities, and the reviews are currently ongoing until expiration of applicable waiting periods or the receipt of approvals from antitrust or other governmental authorities.

Although we expect to obtain all required regulatory clearances to complete the Merger Transactions, we cannot provide any assurances that the antitrust regulators or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the Merger Transactions before or after they are completed. Any such challenge to the Merger Transactions could result in an administrative or court order enjoining the Merger Transactions or in restrictions or conditions that would have a material adverse effect on the combined company after completion of the Merger Transactions. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses, the required licensing of intellectual property rights, or limitations on the ability of Newell Rubbermaid, as a condition to completion of the Merger Transactions, to operate its business as it sees fit. We cannot provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Merger Transactions.

As more fully described in the Merger Agreement, the obligations of Newell Rubbermaid, the Merger Subs and Jarden to complete the Merger Transactions are subject to the satisfaction of a number of conditions, including the following:

•	the approval by Newell Rubbermaid stockholders of the issuance of shares of Newell Rubbermaid common stock in the Merger Transactions (the “share issuance”);

•	the adoption of the Merger Agreement by Jarden stockholders;

•	the termination or expiration of any applicable waiting period under the HSR Act;

•	any required waiting periods, clearances, consents or approvals under certain foreign antitrust laws having expired or been obtained;

•	the absence of any law or any temporary restraining order, injunction or other order issued by any court of competent jurisdiction prohibiting, making illegal or preventing the completion of the First Merger;

•	the effectiveness of the registration statement of which the Newell Rubbermaid and Jarden joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC relating thereto;

•	the authorization for the listing on the New York Stock Exchange (“NYSE”) of the shares of Newell Rubbermaid common stock to be issued to Jarden stockholders pursuant to the Merger Agreement;

•	the accuracy of the representations and warranties made in the Merger Agreement by Jarden or Newell Rubbermaid, as applicable, subject to certain materiality thresholds;

•	the other party having performed or complied with, in all material respects, all of its obligations under the Merger Agreement required to be performed or complied with on or prior to the effective date of the First Merger;

•	the absence since the date of the Merger Agreement of any event or condition that has had or would reasonably be expected to have a material adverse effect on the other party; and

•	the receipt of a tax opinion from such party’s tax counsel to the effect that the Merger Transactions will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

This offering is not conditioned upon the completion of any of the Newell-Jarden Transactions. If, however, the Merger Agreement is terminated on or at any time prior to July 31, 2016, or the Merger Transactions otherwise are not completed on or at any time prior to July 31, 2016 (subject to an extension by the parties for up to an additional 90 days after such date), Newell Rubbermaid will be required to redeem on the special mandatory redemption date all of the notes at a redemption price equal to 101% of the initial issue price of the notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of the notes to, but not including, the payment date of such special mandatory redemption, as described in this prospectus supplement under the heading “Description of the Notes—Special Mandatory Redemption.”

We currently expect the Newell-Jarden Transactions to be completed during the second quarter of 2016. The Newell-Jarden Transactions are, however, subject to the customary closing conditions described above, and Newell Rubbermaid cannot guarantee that the Newell-Jarden Transactions will be completed on or about such date, or at all.

Newell Rubbermaid and Jarden may mutually agree to terminate the Merger Agreement at any time. Either party may also terminate the Merger Agreement if the First Merger is not consummated by July 31, 2016, subject to extension by the parties for up to an additional 90 days in the event that certain regulatory clearances have not yet been obtained.

Financing of the Merger Transactions

In connection with the Newell-Jarden Transactions, Newell Rubbermaid has entered into (1) a senior unsecured term loan credit agreement which provides up to $1.5 billion in term loans, subject to certain conditions (the “term loan facility”); and (2) a debt commitment letter (the “bridge commitment letter”) which provides for a senior unsecured 364-day bridge credit facility in a principal amount of up to $10.5 billion (which commitments have been reduced to $9.0 billion based on the execution of the term loan facility documentation), subject to certain conditions (the “bridge credit facility”). Newell Rubbermaid has also entered into an amendment and restatement of its existing revolving credit agreement pursuant to which, among other things, the revolving lenders agreed to increase their aggregate commitments under the revolving credit agreement to $1.25 billion.

Newell Rubbermaid intends to finance the cash consideration portion of the Merger Consideration and related fees and expenses incurred by it in connection with the Merger Transactions and to refinance and assume certain outstanding Jarden debt, with up to $9.5 billion of new debt expected to be incurred in the form of (1) the issuance of notes in this offering and the $1.5 billion term loan facility, depending on market conditions at the time of financing, and (2) available balance sheet cash. To the extent necessary, Newell Rubbermaid may also fund all or a portion of the cash consideration portion of the Merger Consideration from borrowings under the bridge credit facility or from borrowings under other permanent or alternative financing.

The following table sets forth the expected sources and uses of funds in connection with the Merger Transactions. All dollar amounts are in millions.

Source of Funds	Amount	Use of Funds	Amount
Available cash from Jarden	$750	Jarden equity acquisition price(1)	$14,293
Assumption of Jarden existing debt(2)	628	Assumption of Jarden existing debt(2)	628
Term loan facility	1,500	Repayment of Jarden existing debt	4,578
Notes offered hereby or other alternative financing arrangements(4)	8,000	Consent payments and redemption premiums(3)	13
Equity issuance to Jarden stockholders(5)	8,842	Other transaction expenses(6)	208

Total sources	$19,720	Total uses	$19,720

(1)	The cash consideration to Jarden stockholders as part of the Merger Consideration is approximately $5.5 billion.
(2)	Assumed Jarden debt includes the Jarden Exchange Notes (as defined below), assuming (1) 100% participation of the holders of Jarden Exchange Notes in the exchange offers for Newell Rubbermaid exchange notes described below and (2) the conversion, at the make-whole amount, of all of the outstanding Convertible Notes into the right to receive the Merger Consideration described below. This assumed debt amount excludes $489 million of outstanding debt under Jarden’s securitization facility, which represents the amount outstanding as of December 31, 2015. The €300 million of 3 3/4% Senior Notes due 2021 comprising a part of the Jarden Exchange Notes is included assuming a foreign exchange rate of $1.0932 per euro as of February 29, 2016.
(3)	Includes $10 million of redemption premiums payable in connection with the redemption of the Redeemable Notes (as defined below) and, assuming 100% participation, approximately $3 million of consent payments to holders of the Jarden Exchange Notes and related expenses.
(4)	Assumes no borrowings under the bridge credit facility are used as a source of funds to finance the Merger Transactions as described above. The loan amount available under the bridge credit facility is subject to reduction in accordance with its terms, which includes reduction by the amount of the term loan facility and any debt securities issued, including the notes offered hereby.
(5)	Reflects Merger Consideration at an exchange ratio of 0.862x and assumes a share price of $39.51, based upon the closing price of Newell Rubbermaid common stock on March 1, 2016. Includes shares of Newell Rubbermaid common stock issued to holders of Convertible Notes (as defined below) assuming conversion, at the make-whole amount, of all of the outstanding Convertible Notes into the right to receive the Merger Consideration.
(6)	Reflects our estimate of fees and expenses associated with the Merger Transactions and related financing transactions, including underwriting fees, advisory fees and other fees and payments and transaction costs and payments. See “Unaudited Pro Forma Condensed Combined Financial Statements.” There can be no assurances that such fees and expenses will not exceed our estimate.

Exchange Offers and Consent Solicitations of Certain Jarden Notes

As part of the Newell-Jarden Transactions, Newell Rubbermaid anticipates conducting private exchange offerings not registered under the Securities Act of 1933 (the “Securities Act”), under which it would offer to exchange newly issued series of Newell Rubbermaid exchange notes for the corresponding series of Jarden’s outstanding $300.0 million principal amount of 5% Senior Notes due 2023 and €300.0 million principal amount of 3 3/4% Senior Notes due 2021 (collectively, the “Jarden Exchange Notes”), to the extent the Jarden Exchange Notes are held by qualified institutional buyers

(as defined in Rule 144A under the Securities Act) or by holders that are not U.S. persons (as defined in Regulation S under the Securities Act). Each series of Newell Rubbermaid exchange notes will be issued under Newell Rubbermaid’s existing notes indenture, will be subject to the same covenants as Newell Rubbermaid’s outstanding public debt and will have interest rate provisions, interest payment dates and maturity dates identical to the corresponding series of Jarden Exchange Notes being exchanged.

In connection with the Newell Rubbermaid exchange offers, Newell Rubbermaid also plans to solicit consents to certain proposed amendments to the indentures governing the Jarden Exchange Notes and each series of outstanding Jarden Exchange Notes from eligible Jarden noteholders and to effect the release of all of the guarantees of the Jarden Exchange Notes by certain of Jarden’s subsidiaries in connection with the repayment of Jarden’s existing credit facility. Newell Rubbermaid expects that the exchange offers and consent solicitations will expire approximately 20 business days after commencement, subject to any extension of the expiration date and Newell Rubbermaid’s right to terminate any or all of the exchange offers and consent solicitations.

As a result of the Merger Transactions, any Jarden Exchange Notes that are not exchanged will become the obligations of Newell Rubbermaid’s wholly-owned subsidiary, Merger Sub 2, as successor to Jarden. This description of the Newell Rubbermaid exchange offers is not an offer to issue any Newell Rubbermaid exchange notes in exchange for Jarden Exchange Notes, which offer will only be made by a confidential offering memorandum and consent solicitation statement that will be made available to eligible Jarden noteholders described above.

Concurrently with the exchange offers and in order to fulfill its obligations under the indentures governing the Jarden Exchange Notes, Jarden will conduct a change of control offer for each series of the Jarden Exchange Notes whereby all holders may elect to sell their Jarden Exchange Notes to Jarden at a cash purchase price of 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to but excluding the repurchase date. Newell Rubbermaid expects that the change of control offer will expire approximately 30 days after commencement, subject to any extension of the expiration date according to the terms of the Jarden indentures. To the extent any holders of Jarden Exchange Notes elect to accept the applicable change of control offer, Newell Rubbermaid intends to fund the repurchase of the Jarden Exchange Notes through cash on hand, borrowings under its revolving unsecured credit facility or other available sources. The change of control offers will only be made by a notice of change of control and offer to purchase for cash statement to be issued by Jarden, and this prospectus supplement does not constitute an offer to purchase the Jarden Exchange Notes pursuant to the change of control offer.

The completion of the Newell Rubbermaid exchange offers and consent solicitations and the Jarden change of control offers will be subject to, among other things, the completion of the Newell-Jarden Transactions. Neither the Newell-Jarden Transactions nor this notes offering is subject to the completion of the Newell Rubbermaid exchange offers and consent solicitations or the Jarden change of control offers.

Redemption of Certain Jarden Notes

As of December 31, 2015, Jarden has outstanding $300 million principal amount of 6 1/8% Senior Notes due 2022 and $650 million principal amount of 7 1/2% Senior Subordinated Notes due 2017 (collectively, the “Redeemable Notes”). The 6 1/8% Senior Notes due 2022 may be redeemed upon no less than 30 and no more than 60 days’ notice at a price equal to 103.063% of the aggregate principal amount of such notes plus accrued and unpaid interest. The 7 1/2% Senior Subordinated Notes due

2017 may be redeemed upon no less than 30 and no more than 60 days’ notice at a price equal to 100% of the aggregate principal amount of such notes plus accrued and unpaid interest. We intend to provide all of the holders of the outstanding Redeemable Notes a notice of redemption at least 30 but no more than 60 days prior to the closing date of the Merger Transactions and redeem the Redeemable Notes in full.

Fundamental Change Conversion of Certain Jarden Notes

As of December 31, 2015, Jarden had outstanding $500 million principal amount of 1 7/8% Senior Subordinated Convertible Notes due 2018, $265 million principal amount of 1 1/2% Senior Subordinated Convertible Notes due 2019 and $690 million principal amount of 1 1/8% Senior Subordinated Convertible Notes due 2034 (collectively, the “Convertible Notes”). Under the terms of the Jarden indentures governing the Convertible Notes, the First Merger will constitute a fundamental change, which will entitle holders to convert outstanding Convertible Notes into Jarden common stock at a “make-whole premium” and receive the Merger Consideration. We intend to instruct Jarden to provide all of the holders of the outstanding Convertible Notes a notice of fundamental change conversion 10 business days prior to the anticipated closing date of the Merger Transactions. Holders will be able to convert their Convertible Notes from 10 business days before the closing date of the Merger Transactions until 35 days after the closing date of the Merger Transactions. In the event any holders elect not to convert their Convertible Notes into Jarden common stock entitled to the Merger Consideration, the combined company will be required to conduct a fundamental change repurchase offer after the completion of the First Merger, in which holders of Convertible Notes will be entitled to exchange such Convertible Notes for cash at a price equal to 100% of the aggregate principal amount of such Convertible Notes, plus accrued and unpaid interest. After the completion of the fundamental change repurchase offer, the conversion price of any remaining Convertible Notes will be fixed at the Merger Consideration.

The Offering

The following is a brief summary of the notes and the offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement.

Issuer	Newell Rubbermaid Inc., a Delaware corporation.

Securities Offered	The offering will consist of:

•	$ million initial principal amount of % notes due 2019, which mature on , 2019;

•	$ million initial principal amount of % notes due 2021, which mature on , 2021;

•	$ million initial principal amount of % notes due 2023, which mature on , 2023;

•	$ million initial principal amount of % notes due 2026, which mature on , 2026;

•	$ million initial principal amount of % notes due 2036, which mature on , 2036; and

•	$ million initial principal amount of % notes due 2046, which mature on , 2046.

Interest Rate	The notes will bear interest at the following rates per annum, subject, in each case, to adjustment as described in “Description of the Notes—Interest Rate Adjustment of the Notes Based on Certain Rating Events”:

Series	Interest Rate
2019 notes		%
2021 notes		%
2023 notes		%
2026 notes		%
2036 notes		%
2046 notes		%

Interest Payment Dates	Interest on the notes will be payable semi-annually in arrears on and of each year, commencing , 2016 to holders of record on the and (whether or not a business day) immediately preceding the relevant interest payment date.

Interest Rate Adjustment	The interest rate payable on the notes will be subject to adjustment based on certain rating events. See “Description of the Notes—Interest Rate Adjustment of the Notes Based on Certain Rating Events.”

Optional Redemption	We may redeem all or part of the 2019 notes at any time prior to , 2019 (the date that is one month prior to the maturity date), all or part of the 2021 notes at any time prior to , 2021 (the date that is one month prior to the maturity date), all or part of the 2023 notes at any time prior to , 2023 (the date that is two months prior to the maturity date), all or part of the 2026 notes at any time prior to , 2025 (the date that is three months prior to the maturity date), all or part of the 2036 notes at any time prior to , 2035 (the date that is six months prior to the maturity date), and all or part of the 2046 notes at any time prior to , 2045 (the date that is six months prior to the maturity date), at our option at a redemption price equal to the greater of:

•	the principal amount of the notes being redeemed; or

•	the Make-Whole Amount (as defined herein) for the notes being redeemed,

plus, in each case, accrued interest to the redemption date.

On or after , 2019 (the date that is one month prior to the maturity date) in the case of the 2019 notes, on or after , 2021 (the date that is one month prior to the maturity date) in the case of the 2021 notes, on or after , 2023 (the date that is two months prior to the maturity date) in the case of the 2023 notes, on or after , 2025 (the date that is three months prior to the maturity date) in the case of the 2026 notes, on or after , 2035 (the date that is six months prior to the maturity date) in the case of the 2036 notes, or on or after , 2045 (the date that is six months prior to the maturity date) in the case of the 2046 notes, we may redeem all or part of the 2019 notes, the 2021 notes, the 2023 notes, the 2026 notes, the 2036 notes or the 2046 notes at any time at our option at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the redemption date.

Special Mandatory Redemption	This offering is not conditioned upon the completion of any of the Newell-Jarden Transactions.

We currently expect the Newell-Jarden Transactions to be completed during the second quarter of 2016, although we cannot guarantee the Newell-Jarden Transactions will be completed on that date, or at all. The Newell-Jarden Transactions remain subject to additional customary closing conditions. The Merger Agreement contains certain termination rights for each of Newell Rubbermaid and Jarden, including the right of Newell Rubbermaid and Jarden to terminate the Merger Agreement if the First Merger is not consummated by July 31, 2016, subject to extension by the parties for up to an additional 90 days in the event that certain regulatory clearances have not yet been obtained.

In the event (1) the Merger Agreement is terminated on or at any time prior to July 31, 2016 or (2) we do not complete the Merger Transactions on or at any time prior to July 31, 2016 (subject to an extension by the parties for up to an additional 90 days after such date) (each such event referred to as a “special mandatory redemption event”), we will redeem all of the notes on the special mandatory redemption date at the special mandatory redemption price.

The “special mandatory redemption price” means 101% of the initial issue price of the notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of the notes to, but not including, the payment date of such special mandatory redemption.

The “special mandatory redemption date” means the date specified in the notice of special mandatory redemption to be delivered to the holders of the notes within five business days of the special mandatory redemption event, which redemption date shall be no more than five business days (or such other minimum period not to exceed 30 days as may be required by DTC) after such notice is mailed or sent.

See “Description of the Notes—Special Mandatory Redemption.”

Change of Control Offer	If a change of control triggering event occurs with respect to a series of notes, each holder of the notes of such series may require us to purchase all or a portion of such holder’s notes at a price equal to 101% of the principal amount, plus accrued interest, if any, to the date of purchase. See “Description of the Notes—Change of Control Offer.”

Ranking	The notes will rank equally in right of payment with all of our unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to all liabilities of our subsidiaries, and our ability to pay principal and interest on the notes could be affected by the ability of our subsidiaries to declare and distribute dividends or otherwise transfer assets to us.

The indenture under which the notes are being offered does not limit the amount of debt that we or any of our subsidiaries may incur.

Use of Proceeds	We estimate that we will receive net proceeds from the sale of the notes of approximately $ billion. We intend to use the net proceeds from the sale of the notes in this offering, together with the other sources of funds described in this prospectus supplement, to finance the cash consideration portion of the Merger Consideration and related fees and expenses incurred by us in connection with the Merger Transactions and to refinance certain outstanding Jarden debt. This offering is not conditioned upon the completion of any of the Newell-Jarden Transactions. See “Summary—The Merger Transactions,” “Use of Proceeds” and “Description of the Notes—Special Mandatory Redemption.”

Sinking Fund	None.

Form and Denominations	The notes of each series will be issued in book-entry form in denominations of $2,000 and integral multiples of $1,000 in excess thereof and represented by one or more global notes deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company.

Trading	The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange.

Trustee	U.S. Bank National Association.

Certain Covenants	The indenture contains certain restrictive covenants that, among other things, will limit our ability to:

•	consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person; and

•	with certain exceptions, create, incur, assume or suffer to exist any lien of any kind upon any of our property or assets, or to permit any of our subsidiaries to do so upon any of their respective assets, unless all of the notes are equally and ratably secured.

See “Description of the Notes.”

Events of Default	The events of default under the indenture for any series of notes include, but are not limited to, the following:

•	our failure to pay interest on such series of notes for 30 days after the date payment is due;

•	our failure to pay principal of such series of notes when due;

•	our failure to perform, or a breach of, any of our covenants or agreements in the indenture for 60 days after receipt of due notice from the trustee or the holders of at least 25% of the notes of such series that performance or cure of breach was required;

•	certain events of bankruptcy, insolvency or reorganization; and

•	an event of default under any indebtedness of Newell Rubbermaid or any of its principal subsidiaries which results in a principal amount of that indebtedness in excess of $75,000,000 being due and payable which remains outstanding longer than 30 days after receipt of due notice from the trustee or the holders of at least 25% of the notes of such series.

Additional Notes

We may, without the consent of the holders, issue additional notes of a series in the future and thereby increase the principal amount of such notes outstanding. Such additional notes will have the same terms and conditions and, assuming they are fungible with the original notes for U.S. federal income tax purposes, the same CUSIP number as the notes of such series so that the additional notes will be consolidated and form a single series with the notes of such series.

Risk Factors	Your decision to participate in the offering is a decision to invest in the notes, which involves substantial risk. See “Risk Factors” beginning on page S-27 for a discussion of factors you should carefully consider before deciding to participate in this offering.

Certain Material U.S. Federal Income Tax

Considerations	For a discussion of certain material U.S. federal income tax considerations to holders of the notes, see “Certain Material U.S. Federal Income Tax Considerations.”

Governing Law	The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

Summary Historical Consolidated Financial Data of Newell Rubbermaid

The following table presents summary historical consolidated financial data of Newell Rubbermaid. The summary historical consolidated financial data as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, are derived from Newell Rubbermaid’s audited consolidated financial statements and accompanying notes, which are contained in the Newell Rubbermaid Form 10-K, which is incorporated by reference into this prospectus supplement. The summary historical consolidated financial data as of December 31, 2013, 2012 and 2011, and for the years ended December 31, 2012 and 2011, are derived from Newell Rubbermaid’s audited consolidated financial statements for such years, which have previously been filed with the SEC but which are not incorporated by reference into this prospectus supplement.

The information set forth below is only a summary. You should read the following information together with Newell Rubbermaid’s audited consolidated financial statements and accompanying notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Newell Rubbermaid Form 10-K, which is incorporated by reference into this prospectus supplement, and in Newell Rubbermaid’s other reports filed with the SEC.

	For the Years Ended December 31,
	2015(a)	2014(a)	2013(a), (b)	2012(b)	2011(b)
(in millions, except per share data)
STATEMENTS OF OPERATIONS DATA
Net sales	$5,915.7	$5,727.0	$5,607.0	$5,508.5	$5,451.5
Cost of products sold	3,611.1	3,523.6	3,482.1	3,414.4	3,388.3

Gross margin	2,304.6	2,203.4	2,124.9	2,094.1	2,063.2
Selling, general and administrative expenses	1,573.9	1,480.5	1,399.5	1,403.5	1,390.6
Pension settlement charge	52.1	65.4	—	—	—
Impairment charges	—	—	—	—	317.9
Restructuring costs(c)	77.2	52.8	110.3	52.9	47.9

Operating income	601.4	604.7	615.1	637.7	306.8
Nonoperating expenses:
Interest expense, net	79.9	60.4	60.3	76.1	86.2
Losses related to extinguishments of debt	—	33.2	—	10.9	4.8
Venezuela deconsolidation charge(d)	172.7	—	—	—	—
Other expense (income), net	11.3	49.0	18.5	(1.3)	13.5

Net nonoperating expenses	263.9	142.6	78.8	85.7	104.5

Income before income taxes	337.5	462.1	536.3	552.0	202.3
Income taxes	78.2	89.1	120.0	161.5	19.1

Income from continuing operations	259.3	373.0	416.3	390.5	183.2
Income (loss) from discontinued operations, net of tax	90.7	4.8	58.3	10.8	(58.0)

Net income	$350.0	$377.8	$474.6	$401.3	$125.2

Weighted-average shares outstanding:
Basic	269.3	276.1	288.6	291.2	293.6
Diluted	271.5	278.9	291.8	293.6	296.2

	For the Years Ended December 31,
	2015(a)	2014(a)	2013(a), (b)	2012(b)	2011(b)
(in millions, except per share data)
Earnings (loss) per share:
Basic:
Income from continuing operations	$0.96	$1.35	$1.44	$1.34	$0.62
Income (loss) from discontinued operations	$0.34	$0.02	$0.20	$0.04	$(0.20)
Net income	$1.30	$1.37	$1.64	$1.38	$0.43
Diluted:
Income from continuing operations	$0.96	$1.34	$1.43	$1.33	$0.62
Income (loss) from discontinued operations	$0.33	$0.02	$0.20	$0.04	$(0.20)
Net income	$1.29	$1.35	$1.63	$1.37	$0.42
Dividends	$0.76	$0.66	$0.60	$0.43	$0.29
BALANCE SHEET DATA (as of the period end)
Inventories, net	$721.8	$708.5	$684.4	$696.4	$699.9
Working capital(e)(f)	504.9	403.6	551.9	568.3	366.7
Total assets(e)(f)	7,278.0	6,564.3	5,967.8	6,215.6	6,154.7
Short-term debt, including current portion of long-term debt	388.8	397.4	174.8	211.9	367.5
Long-term debt, net of current portion	2,687.6	2,084.5	1,661.6	1,706.5	1,809.3
Total stockholders’ equity	$1,826.4	$1,854.9	$2,075.0	$2,000.2	$1,852.6
OTHER FINANCIAL DATA
Adjusted EBITDA(g)	$1,016.6	$943.0	$898.0	$884.1	$857.9

(a)	Supplemental data regarding 2015, 2014 and 2013 is provided in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Newell Rubbermaid Form 10-K, which is incorporated by reference into this prospectus supplement.
(b)	Statement of Operations data for 2013, 2012 and 2011 has been adjusted to reclassify the results of operations of the Endicia and Culinary electrics and retail businesses to discontinued operations. Statement of Operations data for 2012 and 2011 has been adjusted to reclassify the results of operations of the Hardware and Teach businesses to discontinued operations.
(c)	Restructuring costs include asset impairment charges, employee severance and termination benefits, employee relocation costs, and costs associated with exited contractual commitments and other restructuring costs.
(d)	Newell Rubbermaid has classified its $172.7 million of Venezuela deconsolidation charges as a non-operating expense in its statement of operations for the year ended December 31, 2015. While Newell Rubbermaid believes the classification of its deconsolidation charges as a non-operating expense is reasonable, it has observed different practices among reporting companies in the classification of Venezuela-related deconsolidation charges, including charges being classified in a manner similar to that of Newell Rubbermaid, and also as a component of operating income in certain other circumstances. While Newell Rubbermaid does not have access to the facts and circumstances underlying the analysis other registrants performed in determining the classification of Venezuela-related charges, were Newell Rubbermaid to classify its Venezuela deconsolidation charges as a component of operating income, Newell Rubbermaid’s reported operating income for the year ended December 31, 2015 would be reduced by $172.7 million, representing the full amount of Newell Rubbermaid’s Venezuelan deconsolidation charge. Such a reclassification would have no impact on Newell Rubbermaid’s net sales, net income, earnings per share, financial position, or operating, investing and financing cash flows as of and for the year ended December 31, 2015.

(e)	In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17, Income Taxes (Topic 740), requiring deferred tax assets and liabilities to be classified as noncurrent assets and liabilities in the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. Newell Rubbermaid adopted ASU 2015-17 retrospectively as of December 31, 2015. Accordingly, working capital and total assets in the Summary Historical Consolidated Financial Data have been adjusted to give effect to the retrospective adoption of ASU 2015-17. See Note 16 of the Notes to Consolidated Financial Statements in the Newell Rubbermaid Form 10-K, which is incorporated by reference into this prospectus supplement, for additional information.
(f)	Working capital is defined as current assets less current liabilities.
(g)	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”), as further adjusted for restructuring and certain other charges, if any, related to discontinued operations, product recall costs, costs for restructuring and business improvement initiatives, including related advisory and personnel costs, costs related to the acquisition and integration of businesses, certain pension settlement charges, losses related to extinguishments of debt, charges related to the deconsolidation of Venezuelan operations and devaluation of the Venezuelan Bolivar, impairment charges for goodwill, intangible assets, and other long-lived assets and CEO transition costs.

EBITDA and Adjusted EBITDA are non-GAAP financial measures. We believe EBITDA and Adjusted EBITDA are helpful to investors and our management in highlighting trends because EBITDA and Adjusted EBITDA exclude the impacts of certain decisions of operating management that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure and acquisitions and divestitures. We believe that excluding certain items such as restructuring charges, certain advisory and personnel costs and other charges helps investors compare our operating performance with our results in prior periods and provides investors with a meaningful perspective on the underlying performance of our core ongoing operations.

We believe EBITDA and Adjusted EBITDA are useful to investors because they are used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We understand that investors use EBITDA and Adjusted EBITDA, among other things, to assess our period-to-period operating performance and to gain insight into the manner in which management analyzes operating performance. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of certain investment activities and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance. Using several measures to evaluate the business allows us and investors to assess our performance relative to our competitors.

Although we believe that EBITDA and Adjusted EBITDA can make an evaluation of our operating performance more consistent because it removes items that do not reflect our core ongoing operations, other companies, even in the same industry, may define EBITDA and Adjusted EBITDA differently than we do. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. As a result, it may be difficult to use EBITDA and Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to our performance. We do not, and investors should not, place undue reliance on EBITDA and Adjusted EBITDA as measures of financial performance under accounting principles generally accepted in the United States, and EBITDA and Adjusted EBITDA should not be considered alternatives to net income as a measure of operating performance or cash flows from operating, investing and financing activities as a measure of liquidity or free cash flow.

Reconciliation of EBITDA and Adjusted EBITDA to net income is as follows:

	For the Years Ended December 31,
(in millions)	2015	2014	2013	2012	2011
Net income	$350.0	$377.8	$474.6	$401.3	$125.2
Income taxes-continuing operations	78.2	89.1	120.0	161.5	19.1
Interest expense, net	79.9	60.4	60.3	76.1	86.2
Losses related to extinguishments of debt	—	33.2	—	10.9	4.8
Depreciation and amortization	171.6	156.1	158.9	163.7	161.6

Earnings before interest, taxes, depreciation and amortization (EBITDA)	$679.7	$716.6	$813.8	$813.5	$396.9
Discontinued operations	(90.7)	(4.8)	(58.3)	(10.8)	58.0
Depreciation and amortization-discontinued operations	(1.5)	(2.3)	(3.8)	(6.0)	(6.5)
Product recall costs(1)	10.2	15.0	—	—	—
Restructuring costs(2)	74.0	52.8	110.3	52.9	47.9
Restructuring-related and other Project Renewal costs(3)	89.9	33.8	24.9	34.5	37.4
Advisory costs for process transformation and optimization(4)	—	10.2	—	—	—
Acquisition & integration costs and divestiture costs(5)	18.4	5.5	—	—	—
Pension settlement charge(6)	52.1	65.4	—	—	—
Inventory charge from devaluation of Venezuelan Bolivar(7)	2.6	5.2	—	—	—
Venezuela deconsolidation and revaluation charges(8)	181.9	45.6	11.1	—	—
Goodwill and intangible asset impairment charges(9)	—	—	—	—	317.9
CEO transition costs(10)	—	—	—	—	6.3

Adjusted EBITDA	$1,016.6	$943.0	$898.0	$884.1	$857.9

(1)	Newell Rubbermaid incurred costs associated with a Graco product recall in 2014 and 2015.
(2)	Restructuring costs include costs associated with Project Renewal for 2011 through 2015 and the European Transformation Plan for 2011 and 2012.
(3)	During 2011 through 2015, Newell Rubbermaid incurred project-related costs associated with Project Renewal and the European Transformation Plan, including advisory and consultancy costs, compensation and related costs of personnel dedicated to transformation projects, and other project-related costs.
(4)	During 2014, Newell Rubbermaid incurred advisory costs for process transformation and optimization initiatives.
(5)	During 2014 and 2015, Newell Rubbermaid recognized costs associated with the acquisition and integration of Ignite Holdings, LLC (“Ignite”), the assets of bubba brands (“bubba brands”), Baby Jogger Holdings, Inc. (“Baby Jogger”), Elmer’s Products, Inc. (“Elmer’s”) and the pending Newell-Jarden Transactions. During 2015, Newell Rubbermaid also recognized costs associated with the planned divestiture of its Décor business.
(6)	During 2014 and 2015, Newell Rubbermaid settled U.S. pension liabilities for certain participants with plan assets which resulted in non-cash settlement charges.
(7)	During 2014 and 2015, Newell Rubbermaid recognized an increase in cost of products sold resulting from increased costs of inventory due to changes in the exchange rate for the Venezuelan Bolivar.

(8)	During 2013, 2014 and 2015, Newell Rubbermaid recognized foreign exchange losses resulting from the devaluation of and subsequent changes in the exchange rate for the Venezuelan Bolivar. During 2015, Newell Rubbermaid recognized charges resulting from the deconsolidation of its Venezuelan operations.
(9)	During 2011, Newell Rubbermaid incurred impairment charges of $317.9 million, primarily for the impairment of goodwill of the Baby & Parenting segment.
(10)	During 2011, Newell Rubbermaid incurred incremental SG&A costs associated with the CEO transition.

Summary Historical Consolidated Financial Data of Jarden

The following tables present summary historical consolidated financial data of Jarden. The summary historical consolidated financial data as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, are derived from Jarden’s audited consolidated financial statements and accompanying notes, which are contained in Newell Rubbermaid’s Current Report on Form 8-K dated March 15, 2016 (the “Newell Rubbermaid Form 8-K”), which is incorporated by reference into this prospectus supplement. The summary historical consolidated financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011, are derived from Jarden’s audited consolidated financial statements for such years, which have previously been filed with the SEC but which are not incorporated by reference into this prospectus supplement.

The information set forth below is only a summary. You should read the following information together with Jarden’s audited consolidated financial statements and accompanying notes contained in the Newell Rubbermaid Form 8-K, which is incorporated by reference into this prospectus supplement, and in Jarden’s other reports filed with the SEC.

	For the Years Ended December 31,
	2015(b)	2014(b)	2013(b)	2012	2011
(in millions, except per share data)
STATEMENTS OF OPERATIONS DATA
Net sales	$8,603.9	$8,287.1	$7,355.9	$6,696.1	$6,679.9
Operating earnings(a)	507.7	639.8	572.9	576.8	522.9
Interest expense, net	226.1	210.3	195.4	185.3	179.7
Loss on early extinguishment of debt	—	56.7	25.9	—	12.8
Income tax provision	135.1	130.3	147.7	147.6	125.7

Net income(a)	$146.5	$242.5	$203.9	$243.9	$204.7

Basic earnings per share(a)	$0.75	$1.31	$1.20	$1.39	$1.03
Diluted earnings per share(a)	$0.72	$1.28	$1.18	$1.38	$1.03
BALANCE SHEET DATA (as of the period end)
Cash and cash equivalents	$1,298.4	$1,164.8	$1,128.5	$1,034.1	$808.3
Working capital(d)	2,379.0	2,240.8	2,044.1	2,081.7	2,029.8
Total assets	14,293.1	10,799.3	10,096.1	7,710.6	7,116.7
Total debt	6,381.0	5,058.9	4,742.4	3,798.1	3,159.4
Total stockholders’ equity	4,052.3	2,609.3	2,549.7	1,759.6	1,912.0
OTHER FINANCIAL DATA
Net cash provided by operating activities	$684.7	$627.0	$668.5	$480.3	$427.1
Net cash provided by (used in) financing activities	2,618.7	265.5	1,405.6	164.7	(196.7)
Net cash used in investing activities	(3,117.1)	(711.5)	(1,957.4)	(427.5)	(113.1)
Depreciation and amortization	245.4	191.1	165.9	152.8	163.7
Capital expenditures	214.6	202.1	211.0	154.5	126.9
Cash dividends declared per common share(e)	—	—	—	—	0.15
Adjusted EBITDA(f)	$1,202.0	$1,104.0	$936.0	$813.8	$790.8

(a)	Includes the following significant items affecting comparability:

•	2015 includes: $60.6 million of charges related to the deconsolidation of Jarden’s Venezuelan operations that include, in part, charges for the remeasurement of net monetary assets and the impairment of long-lived assets (see Note 1 of the notes to Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement); non-cash impairment charges of $151 million related to the impairment of goodwill, intangible and other assets (see Note 6 of the notes to Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement); $77.8 million of cumulative stock-based compensation related to certain restricted share awards where compensation expense was not previously recognized as the achievement of the performance targets was not deemed probable (see Note 13 of the notes to Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement); $36.9 million for the purchase accounting adjustment charged to cost of sales for the elimination of manufacturer’s profit in inventory related to acquisitions and $105 million acquisition-related and other costs, net.

•	2014 includes: $175 million of charges related to Jarden’s Venezuelan operations, which are primarily comprised of a foreign exchange-related charge of $151 million due to the write-down of net monetary assets (see Note 1 of the notes to Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement); non-cash impairment charges of $25.4 million related to the impairment of intangible assets (see Note 6 of the notes to Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement); $42.0 million of acquisition-related and other costs, net; and a $56.7 million loss on the extinguishment of debt (see Note 9 of the notes to Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement).

•	2013 includes: $29.0 million of charges related to Jarden’s Venezuelan operations, which are almost entirely comprised of a non-cash charge related to the write-down of monetary assets (see Note 1 of the notes to Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement); $89.8 million for the purchase accounting adjustment charged to cost of sales for the elimination of manufacturer’s profit in inventory related to acquisitions; $22.0 million of restructuring costs, net (see item (c) below); and a $25.9 million loss on the extinguishment of debt (see Note 9 of the notes to Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement).

•	2012 includes: $27.1 million of restructuring costs, net (see item (c) below); and $17.5 million of acquisition-related and other costs, net.

•	2011 includes: non-cash impairment charges of $52.5 million, primarily comprised of a non-cash impairment charge of $43.4 million related to the impairment of goodwill and intangibles; $23.4 million of restructuring costs, net (see item (c) below); and $21.4 million of acquisition-related and other costs, net.

(b)	The results of Visant Holding Corp., the parent company of Jostens and other entities comprising the Jostens business (“Jostens”), Waddington Group, Inc. (“Waddington”), Rexair Holdings, Inc. (“Rexair”) and Yankee Candle Investments LLC (“Yankee Candle”) are included from their dates of acquisition of November 2, 2015, July 31, 2015, August 29, 2014 and October 3, 2013, respectively.
(c)

Restructuring costs include costs associated with exit or disposal activities, including costs of employee and lease terminations and facility closings or other exit activities (see Note 16 of the notes to Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement).

(d)	Working capital is defined as current assets less current liabilities. As of December 31, 2015, 2014, 2013, 2012 and 2011, working capital excluding cash was $1.1 billion, $1.1 billion, $916 million, $1.0 billion and $1.2 billion, respectively.
(e)	In January 2012, Jarden announced that the Jarden board had decided to suspend Jarden’s dividend program following the dividend paid on January 31, 2012.
(f)	With respect to Jarden, “Adjusted EBITDA” is defined as EBITDA, as further adjusted for non-cash impairment charges of goodwill, intangibles and other assets, certain restructuring costs, acquisition-related and other costs, non-cash purchase accounting adjustments, the elimination of manufacturer’s profit in inventory, Venezuela-related charges (deconsolidation, hyperinflationary and foreign exchange-related charges), and certain non-cash stock-based compensation costs.

Adjusted EBITDA and EBITDA are non-GAAP financial measures. Newell Rubbermaid believes EBITDA and Adjusted EBITDA are helpful to investors and Newell Rubbermaid management in highlighting trends because EBITDA and Adjusted EBITDA exclude the impacts of certain decisions of operating management that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure and acquisitions and divestitures. Newell Rubbermaid believes that excluding certain items such as, but not limited to, restructuring charges and certain other charges helps investors compare Jarden’s operating performance with its results in prior periods and provides investors with a meaningful perspective on the underlying performance of Jarden’s core ongoing operations.

Newell Rubbermaid believes EBITDA and Adjusted EBITDA are useful to investors because they are used by securities analysts, investors and other interested parties in the evaluation of companies in Jarden’s industry. Newell Rubbermaid understands that investors use EBITDA and Adjusted EBITDA, among other things, to assess Jarden’s period-to-period operating performance and to gain insight into the manner in which management analyzes operating performance. In addition, Newell Rubbermaid believes that EBITDA and Adjusted EBITDA are useful in evaluating Jarden’s operating performance compared to that of other companies in its industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of certain investment activities and acquisitions, which may vary for different companies for reasons unrelated to overall operating performance. Using several measures to evaluate the business allows Newell Rubbermaid and investors to assess Jarden’s performance relative to its competitors.

Although Newell Rubbermaid believes that EBITDA and Adjusted EBITDA can make an evaluation of Jarden’s operating performance more consistent because it removes items that do not reflect Jarden’s core ongoing operations, other companies, even in the same industry, may define EBITDA and Adjusted EBITDA differently. Because not all companies use identical calculations, this presentation of EBITDA and Adjusted EBITDA for Jarden may not be comparable to similarly titled measures of other companies. As a result, it may be difficult to use EBITDA and Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to Jarden’s performance. Newell Rubbermaid does not, and investors should not, place undue reliance on EBITDA and Adjusted EBITDA as measures of financial performance under GAAP, and EBITDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, net income as a measure of operating performance or cash flows from operating, investing and financing activities as a measure of liquidity or free cash flow.

With respect to Jarden, reconciliation of EBITDA and Adjusted EBITDA to net income is as follows:

	For the Years Ended December 31,
(in millions)	2015	2014	2013	2012	2011
Net income	$146.5	$242.5	$203.9	$243.9	$204.7
Income tax provision	135.1	130.3	147.7	147.6	125.7
Interest expense, net	226.1	210.3	195.4	185.3	179.7
Loss on early extinguishment of debt	—	56.7	25.9	—	12.8
Depreciation and amortization	245.4	191.1	165.9	152.8	163.7

Earnings before interest, taxes, depreciation and amortization (EBITDA)	$753.1	$830.9	$738.8	$729.6	$686.6
Other adjustments:
Stock compensation adjustment(1)	83.8	—	38.8	33.6	—
Restructuring and reorganization costs, net	12.1	7.7	22.0	27.1	23.4
Fair market value adjustment to inventory for acquisitions(2)	36.9	23.4	89.8	6.0	6.9
Acquisition-related and other costs, net(3)	100.0	42.0	17.6	17.5	21.4
Venezuela-related charges(4)	65.3	174.6	29.0	—	—
Impairment of goodwill, intangibles and other assets(5)	150.8	25.4	—	—	52.5

Adjusted EBITDA	$1,202.0	$1,104.0	$936.0	$813.8	$790.8

(1)	Primarily comprised of the cumulative stock-based compensation related to certain restricted share awards where compensation expense was not previously recognized as the achievement of the performance targets was not deemed probable (see Note 13 to the notes of Jarden’s audited consolidated financial statements contained in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement).
(2)	Jarden incurred increased cost of sales associated with purchase accounting adjustments charged to cost of sales for this elimination of manufacturer’s profit in inventory related to acquisitions.
(3)	Jarden incurred acquisition and other costs primarily associated with the rationalization of its global manufacturing and distribution facilities as well as the integration of acquisitions of Jostens, Waddington, Rexair and Yankee Candle from their dates of acquisition of November 2, 2015, July 31, 2015, August 29, 2014 and October 3, 2013, respectively. In 2014, these costs were offset by a $38.7 million gain from the sale of an Asian manufacturing operation.
(4)	In 2015, 2014 and 2013, Jarden incurred charges related to its Venezuelan operations, which primarily consist of the remeasurement of its Venezuelan net monetary assets in 2015, 2014 and 2013, and includes charges associated with the deconsolidation of its Venezuelan operations and the impairment of long-lived assets in 2015.
(5)	In 2015, Jarden incurred impairment charges for goodwill, intangibles and other assets in its Outdoor Solutions segment. In 2014, Jarden incurred impairment charges for intangibles primarily in its Branded Consumables and Outdoor Solutions segments.

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2015 gives effect to the First Merger as if it had occurred on January 1, 2015. The following summary unaudited pro forma condensed combined balance sheet data gives effect to the First Merger as if it had occurred on December 31, 2015. The following summary unaudited pro forma condensed combined financial data has been derived from Newell Rubbermaid’s audited consolidated financial statements and accompanying notes, which are contained in the Newell Rubbermaid Form 10-K, which is incorporated by reference into this prospectus supplement, as well as Jarden’s audited consolidated financial statements and accompanying notes, which are contained in the Newell Rubbermaid Form 8-K, which is incorporated by reference into this prospectus supplement.

The following summary unaudited pro forma condensed combined financial data is provided for informational purposes only and does not purport to represent what the actual combined results of operations or financial position of Newell Rubbermaid would have been had the First Merger occurred on the dates assumed or any other dates, nor is it necessarily indicative of the combined company’s future combined results of operations or financial position to be expected after the completion of the Merger Transactions. Newell Rubbermaid and Jarden anticipate that the Merger Transactions will result in significant cost savings and enhanced revenue opportunities that would be unachievable without completing the Merger Transactions. Newell Rubbermaid currently expects approximately $500 million of incremental annualized cost savings will be realized within four years of completion of the Merger Transactions. These cost savings are incremental to a range of approximately $260 million to $315 million of anticipated cost savings under Newell Rubbermaid’s Project Renewal that Newell Rubbermaid expects to realize through December 31, 2017 (and includes savings expected to be realized during 2018 from projects completed in 2017), which is Newell Rubbermaid’s publicly announced global initiative designed to reduce the complexity of the organization. No assurance can be provided that following the Merger Transactions the combined company will be able to achieve these cost savings or when they will be realized, and no such cost savings have been reflected in the unaudited pro forma financial information.

The following summary unaudited pro forma condensed combined financial data does not include the full year impact of certain acquisitions and related financing transactions of Jarden and Newell Rubbermaid, which have occurred since January 1, 2015 and have affected each respective company’s results of operations only since the date of each such transaction.

The following summary unaudited pro forma condensed combined financial data have been developed from and should be read in conjunction with the consolidated financial statements and related notes of each of Newell Rubbermaid and Jarden incorporated by reference into this prospectus supplement, and the more detailed unaudited pro forma condensed combined financial statements, including the notes thereto, appearing elsewhere in this prospectus supplement. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page S-45 of this prospectus supplement.

The following summary unaudited pro forma condensed combined financial data constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” beginning on page S-27 and “Forward-Looking Statements” beginning on page S-ii of this prospectus supplement.

Summary Unaudited Pro Forma Condensed Combined Financial Data

Pro Forma Year Ended December 31, 2015
(in millions, except per share data)
STATEMENT OF OPERATIONS DATA
Net sales	$14,520
Operating income	1,003
Net income from continuing operations	199
Earnings per common share attributable to Newell Rubbermaid stockholders:
Basic income from continuing operations	$0.40
Diluted income from continuing operations	$0.40
Weighted average common shares outstanding:
Basic	493.1
Diluted	495.3
BALANCE SHEET DATA (as of December 31, 2015)
Total current assets	$6,818
Total current liabilities	3,738
Long-term debt	12,724
Deferred income taxes	3,080
Other noncurrent liabilities	1,112
Total stockholders’ equity	10,630
Total liabilities and stockholders’ equity	31,284
OTHER FINANCIAL DATA
Adjusted EBITDA(a)	$2,219

(a)	See footnote (g) to the Summary Historical Consolidated Financial Data of Newell Rubbermaid and Jarden for definitions of EBITDA and Adjusted EBITDA, which are non-GAAP financial measures.

A reconciliation of unaudited pro forma combined EBITDA and Adjusted EBITDA to unaudited pro forma combined net income from continuing operations is as follows:

	Year Ended December 31, 2015(1)
	Historical		Pro Forma Adjustments	Pro Forma Combined
(in millions)	Newell Rubbermaid	Jarden
Net income from continuing operations	$260	$147	$(208)	$199
Income taxes	78	135	(125)	88
Interest expense, net	80	226	189	495
Depreciation and amortization	170	245	144	559

Earnings before interest, taxes, depreciation and amortization (EBITDA)	$588	$753	$—	$1,341
Other adjustments:
Product recall costs(2)	10	—	—	10
Stock compensation adjustment(3)	—	84	—	84
Restructuring costs	74	12	—	86
Restructuring-related and other Project Renewal costs(4)	90	—	—	90
Pension settlement charge(5)	52	—	—	52

	Year Ended December 31, 2015(1)
	Historical		Pro Forma Adjustments	Pro Forma Combined
(in millions)	Newell Rubbermaid	Jarden
Fair market value adjustment to inventory for acquisitions(6)	—	37	—	37
Acquisition-related, divestiture and other costs, net(7)	18	100	—	118
Venezuela-related charges(8)	185	65	—	250
Impairment of goodwill, intangibles and other assets(9)	—	151	—	151

Adjusted EBITDA	$1,017	$1,202	$—	$2,219

(1)	Excludes the full year impact of the following acquisitions and related financing transactions, which have been included in the respective results of operations of Newell Rubbermaid and Jarden since the date of each such transaction: (1) Newell Rubbermaid’s October 2015 acquisition of Elmer’s for $600 million and (2) Jarden’s (a) November 2015 acquisition of Jostens, for approximately $1.5 billion and (b) July 2015 acquisition of Waddington for $1.35 billion. Based on existing historical accounting records of these acquired businesses, (a) Elmers, Jostens and Waddington generated in aggregate approximately $1.2 billion of net sales in 2015 prior to their respective dates of acquisition and (b) had these businesses been acquired for the entire 2015 period, Newell Rubbermaid estimates that its pro forma Adjusted EBITDA would have been approximately 10% greater than as reflected herein, after giving effect to the exclusion of Newell Rubbermaid’s Venezuelan operations and Décor business. No assurance can be given that these acquired businesses will contribute this estimated amount of Adjusted EBITDA on a full year basis as a part of the combined company.
(2)	Newell Rubbermaid incurred costs in 2015 associated with a Graco product recall.
(3)	In 2015, Jarden incurred cumulative stock-based compensation related to certain restricted share awards where compensation expense was not previously recognized as the achievement of the performance targets was not deemed probable.
(4)	During 2015, Newell Rubbermaid incurred project-related costs associated with Project Renewal, including advisory and consultancy costs, compensation and related costs of personnel dedicated to transformation projects, and other project-related costs.
(5)	During 2015, Newell Rubbermaid settled U.S. pension liabilities for certain participants with plan assets which resulted in a non-cash settlement charge.
(6)	In 2015, Jarden incurred increased cost of sales associated with purchase accounting adjustments charged to cost of sales for the elimination of manufacturer’s profit in inventory related to the Waddington and Jostens acquisitions.
(7)	In 2015, Jarden incurred acquisition and other costs primarily associated with the rationalization of its global manufacturing and distribution facilities as well as the integration of the acquisitions of Jostens and Waddington from their dates of acquisition of November 2, 2015 and July 31, 2015, respectively. During 2015, Newell Rubbermaid recognized costs associated with the acquisition and integration of Ignite, bubba brands, Baby Jogger, Elmer’s and the Newell-Jarden Transactions.
(8)	In 2015, Newell Rubbermaid and Jarden incurred charges for the remeasurement of their Venezuelan net monetary assets, the impairment of long-lived assets, and charges associated with the deconsolidation of their Venezuelan operations.
(9)	In 2015, Jarden incurred impairment charges for goodwill, intangibles and other assets in its Outdoor Solutions segment.

RISK FACTORS

In considering whether to purchase the notes offered by this prospectus supplement and the accompanying prospectus, you should carefully consider the information included or incorporated by reference into this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the factors listed in “Forward-Looking Statements” as well as the “Risk Factors” contained in the Newell Rubbermaid Form 10-K, which is incorporated by reference herein. The risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of the notes. In addition, the risks described below could result in a decrease in the value of the notes and your investment therein.

Risks Related to this Offering and the Notes

Active trading markets for the notes may not develop.

Each series of notes will constitute a new issue of securities for which there is no existing trading market. We do not intend to apply for listing of any of the notes of any series on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for any series of notes will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell notes of that series. Further, there can be no assurance as to the liquidity of any market that may develop for such notes, your ability to sell such notes or the price at which you will be able to sell such notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes;

•	our credit ratings with major credit rating agencies; and

•	the level, direction and volatility of market interest rates generally.

The underwriters have advised us that they currently intend to make a market in the notes of each series, but they are not obligated to do so and may cease market-making at any time without notice.

Changes in our credit ratings may adversely affect the value of the notes.

In connection with this offering, we expect to receive credit ratings for the notes from Moody’s Investors Service, Inc., Fitch Inc. and Standard & Poor’s Ratings Services. Such ratings are limited in scope, and do not address all material risks related to structure, market or other factors related to the value of the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Increases in the level of our outstanding indebtedness, repurchases of our equity by us, the inability of the combined company to realize expected cash flows or other events could cause the rating agencies to downgrade, place on negative watch or change their outlook on our debt credit rating generally, and the ratings on the notes, which could adversely impact the trading prices for, or the liquidity of, the notes. Additionally, credit rating agencies evaluate the industries in which we operate as a whole and may change their credit rating for us based on their overall view of such industries. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

The indenture does not limit the amount of debt we may incur or restrict our ability to engage in other transactions that may adversely affect holders of our notes.

The indenture under which the notes will be issued does not limit the amount of debt that we may incur. The indenture does not contain any financial covenants or other provisions that would afford the holders of the notes any substantial protection in the event we participate in a highly leveraged transaction. In addition, the indenture does not limit our ability to pay dividends, make distributions or repurchase shares of our common stock. Any such transaction could adversely affect you.

In connection with the financing of the Merger Transactions, including the cash consideration portion of the Merger Consideration and the refinancing of approximately $4.6 billion of outstanding Jarden debt, we have entered into a debt commitment letter which provides for a $10.5 billion (which amount is reduced to $9.0 billion based on the execution of the term loan facility documentation) senior unsecured bridge credit facility and the term loan facility. We intend to borrow approximately $1.5 billion under the term loan facility, issue the notes in this offering in lieu of borrowing under the bridge credit facility and utilize available balance sheet cash. Accordingly, even though we intend to refinance a substantial amount of Jarden’s debt, we will incur a substantial amount of debt in connection with our financing of the Merger Transactions.

We may be unable to generate the cash flow to service our debt obligations, including the notes.

We cannot assure you that our business will generate sufficient cash flow to enable us to service our indebtedness, including the notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. Based upon current levels of operations, we believe cash flow from operations and available cash will be adequate for the foreseeable future to meet our anticipated requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness, including the notes. However, if we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the notes) or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or incur additional indebtedness on terms acceptable to us, if at all.

We have a substantial amount of indebtedness, which could limit our financing and other options and adversely affect our ability to make payments on the notes.

We have a substantial amount of indebtedness. As of December 31, 2015, on a pro forma basis after giving effect to the Merger Transactions, we would have $13,188 million of total debt. See “Capitalization” in this prospectus supplement. Our level of indebtedness could have important consequences to holders of the notes. For example, it may limit:

•	our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward; and

•	our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors.

There are various financial covenants and other restrictions in our debt instruments. If we fail to comply with any of these requirements, the related indebtedness (and other unrelated indebtedness) could become due and payable prior to its stated maturity, and we may not be able to repay the indebtedness that becomes due. A default under our debt instruments may also significantly affect our ability to obtain additional or alternative financing.

Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness will depend on our operating and financial performance, which in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

We may still be able to incur substantially more debt.

We may be able to incur substantial indebtedness in the future. The terms of the indenture governing the notes will not prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our Company.

The notes are our obligations exclusively and our operations are conducted through, and our consolidated assets are held by, our subsidiaries. The notes will be structurally subordinated to any indebtedness of our subsidiaries. Structural subordination increases the risk that we will be unable to meet our obligations on the notes.

The notes are our obligations exclusively and are not guaranteed by any of our subsidiaries. Newell Rubbermaid is a holding company and conducts its business principally through its subsidiaries. Accordingly, our ability to service our debt, including the notes, depends on the results of operations and cash flows of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. As a result, claims of holders of the notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interests in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us and may otherwise be subordinated to other indebtedness and payables due to equitable or other considerations.

We may not be able to purchase the notes upon a change of control triggering event.

Upon the occurrence of a “change of control triggering event” as defined under “Description of the Notes—Change of Control Offer,” we will be required to offer to purchase all outstanding notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase. However, we may not be able to purchase the notes upon a change of control triggering event because we may not have sufficient funds to do so, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, our other then-existing debt. Holders of our 2.05% Notes due 2017, 6.25% Notes due 2018, 2.150% Notes due 2018, 2.875% Notes due 2019, 4.70% Notes due 2020, 4.00% Notes due 2022, 4.00% Notes due 2024 and 3.900% Notes due 2025 may require us to repurchase such notes on the same change of control triggering event. In addition, certain changes of control are termination events under our receivables financing facility, which would permit the declaration of a termination date and result in the proceeds from all receivables under the facility paying off the facility.

The change of control offer covenant is limited to the transactions specified in “Description of the Notes—Change of Control Offer.” We have no present intention to engage in a transaction involving a change of control triggering event, although it is possible that we could decide to do so in the future. In the event we are required to purchase outstanding notes pursuant to a change of control triggering event, we expect that we would seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, we cannot assure you that we would be able to obtain such financing. In addition, our ability to purchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the notes upon a change of control triggering event would cause a default under the indenture that will govern the notes, which could result in defaults under our other debt agreements and have material adverse consequences for us and the holders of the notes.

If the Merger Agreement is terminated on or at any time prior to July 31, 2016, or the Merger Transactions otherwise are not completed on or at any time prior to July 31, 2016 (subject to an extension by the parties for up to an additional 90 days after such date), we will be required to redeem the notes, and you therefore may not obtain your expected return on such redeemed notes.

We may not be able to complete the Merger Transactions within the time frame specified under “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement. Our ability to complete the Merger Transactions is subject to customary closing conditions under the Merger Agreement, which may not be satisfied. There is no guarantee that the Merger Transactions will be completed. If the Merger Agreement is terminated on or at any time prior to July 31, 2016, or the Merger Transactions otherwise are not completed on or at any time prior to July 31, 2016 (subject to an extension by the parties for up to an additional 90 days after such date), we will be obligated to redeem all of the notes at a redemption price equal to 101% of the initial issue price of the notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of the notes to, but not including, the special mandatory redemption date (as defined herein). See “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement.

Redemption may adversely affect your return on the notes.

We have the right to redeem some or all of the notes prior to maturity, as described under “Description of the Notes—Optional Redemption” in this prospectus supplement. We may redeem the notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.

We are not obligated to place the net proceeds of this offering into escrow pending the completion of the Merger Transactions, or to provide holders of the notes any security interest in the proceeds, and consequently the net proceeds may not be available in the event the special mandatory redemption is triggered, and may be at greater risk of loss than if they were placed into escrow.

To the extent the net proceeds of this offering are not immediately applied to finance the cash consideration portion of the Merger Consideration, refinance certain Jarden debt, or pay fees and expenses incurred in connection with the Merger Transactions, we will maintain such net proceeds on hand at all times (in cash or cash equivalents). We do not, however, expect to deposit the net proceeds into an escrow account with financial or trust institutions or to grant any security interest in the net proceeds to the holders of the notes or the trustee. As a result, the net proceeds may be subject to a greater risk of loss than if they were deposited into escrow, which may jeopardize our ability to fund the cash consideration portion of the Merger Consideration, refinance certain Jarden debt, and pay fees and expenses incurred in connection with the Merger Transactions, or to fund the special mandatory redemption in the event the Merger Agreement is terminated on or at any time prior to July 31, 2016 or the Merger Transactions are not completed on or prior to July 31, 2016 (subject to an extension by the parties for up to an additional 90 days after such date). Accordingly, we will need to fund the cash consideration portion of the Merger Consideration, refinance certain Jarden debt, and pay fees and expenses incurred in connection with the Merger Transactions, or to fund the special mandatory redemption using proceeds that we have voluntarily retained or from other sources of liquidity. In the event of a special mandatory redemption, we may not have sufficient funds to purchase any or all of the notes.

In the event of a special mandatory redemption, you may not obtain your expected return on the notes.

If we redeem the notes pursuant to the special mandatory redemption provisions, you may not obtain your expected return on the notes and may not be able to reinvest the proceeds from such special mandatory redemption in an investment that results in a comparable return. In addition, as a result of the special mandatory redemption provisions of the notes, the trading prices of the notes may not reflect the financial results of our business or macroeconomic factors. You will have no rights under the special mandatory redemption provisions if the Merger Transactions close, nor will you have any right to require us to repurchase your notes if, between the closing of this offering and the completion of the Merger Transactions, we experience any changes (including any material adverse changes) in our business or financial condition, or if the terms of the Merger Agreement change, including in material respects.

Risks Relating to the Merger Transactions

The exchange ratio is fixed and will not be adjusted in the event of any change in either Newell Rubbermaid’s or Jarden’s stock price. Because the market price of Newell Rubbermaid common stock may fluctuate, the value of the Merger Consideration is uncertain.

In the First Merger, each share of Jarden common stock (other than dissenters’ shares or treasury shares held by Jarden and any shares of Jarden common stock owned by any Jarden subsidiary, Newell Rubbermaid or Newell Rubbermaid subsidiary) will be converted into the right to receive and exchanged for the Merger Consideration, consisting of (1) 0.862 of a fully paid and nonassessable share of Newell Rubbermaid common stock plus (2) $21.00 in cash. No fractional shares will be issued in the First Merger, and Jarden stockholders will receive cash in lieu of any fractional shares.

Though the cash portion of the Merger Consideration is known, because the exchange ratio is fixed, the value of the stock portion of the Merger Consideration will depend on the market price of Newell Rubbermaid common stock at the effective time of the First Merger. The exchange ratio will not be adjusted for changes in the market price of the common stock of Newell Rubbermaid or Jarden between the date of signing the Merger Agreement and completion of the First Merger. There will be a lapse of time between the date on which Newell Rubbermaid stockholders vote on the share issuance at the Newell Rubbermaid annual meeting and Jarden stockholders vote on the Merger Agreement at the Jarden special meeting, and the date on which Jarden stockholders entitled to receive shares of Newell Rubbermaid common stock actually receive those shares. The value of the stock portion of the Merger Consideration has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this prospectus supplement to the effective time of the First Merger and thereafter. The closing sale price per share of Jarden common stock as of December 11, 2015, the last trading date before the public announcement of the Merger Agreement, was $52.68, and the closing sale price per share has fluctuated as high as $57.55 and as low as $48.71 between that date and March 11, 2016. The closing sale price per share of Newell Rubbermaid common stock as of December 11, 2015, the last trading date before the public announcement of the Merger Agreement, was $45.28, and the closing sale price per share has fluctuated as high as $45.28 and as low as $33.76 between that date and March 11, 2016. Accordingly, at the time of the Newell Rubbermaid annual meeting and the Jarden special meeting, the value of the stock portion of the Merger Consideration will not be known. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Newell Rubbermaid’s and Jarden’s respective operations and prospects, cash flows, and financial position, market assessments of the likelihood that the Merger Transactions will be completed, the timing of the Merger Transactions, and regulatory considerations. Moreover, the issuance of additional shares of Newell Rubbermaid common stock in the share issuance could depress the per share price of Newell Rubbermaid common stock. There is no right to terminate the Merger Agreement, and the Merger Transactions contemplated thereby, as a result of an increase or decrease in the market price of the shares of Newell Rubbermaid common stock prior to the effective time of the First Merger.

The Merger Transactions are subject to the receipt of consents and clearances from domestic and foreign regulatory authorities that may impose conditions that could have a material adverse effect on Newell Rubbermaid, Jarden or the combined company following the Merger Transactions, or, if not obtained, could prevent the completion of the Merger Transactions.

Before the Merger Transactions can be completed, waiting periods must expire or terminate under applicable antitrust laws, including the HSR Act, and various approvals, consents or clearances must be obtained from certain other regulatory entities. In deciding whether to grant antitrust or regulatory clearances, the relevant authorities will consider the effect of the Merger Transactions on competition within their relevant jurisdictions. Newell Rubbermaid and Jarden have submitted all mandatory pre-closing notifications to U.S. and foreign competition authorities, and the reviews are currently ongoing until expiration of applicable waiting periods or approvals of antitrust or other governmental authorities. Although Newell Rubbermaid and Jarden have agreed in the Merger Agreement to use commercially reasonable efforts, subject to certain limitations, to obtain the required governmental authorizations, and there can be no assurance that the relevant authorizations will be obtained.

The governmental authorities from which these authorizations are required have broad discretion in administering the governing regulations. The terms and conditions of approvals that are granted may impose requirements, limitations, costs or restrictions on the conduct of the combined company following the closing of the Merger Transactions. Under the terms of the Merger Agreement, subject to certain conditions, Newell Rubbermaid or Jarden could be required to divest, hold separate or otherwise take actions that would limit their ownership or control, or their ability to retain or hold, directly or indirectly, certain businesses, assets, equity interests, product lines, properties or services. Moreover, governmental authorities could take action to prevent or enjoin completion of the Merger Transactions, and under the terms of the Merger Agreement, subject to certain conditions, Newell Rubbermaid and Jarden have agreed to litigate or defend against any proceeding involving governmental authorities taking action to block the Merger Transactions.

There can be no assurance that regulators will not impose terms, conditions, requirements, limitations, costs or restrictions that would delay the completion of the Merger Transactions, impose additional material costs on or limit the revenues of the combined company after the Merger Transactions, or limit some of the cost savings and other benefits that Newell Rubbermaid and Jarden expect following completion of the Merger Transactions. In addition, neither Newell Rubbermaid nor Jarden can provide any assurance that any such terms, conditions, requirements, limitations, costs, or restrictions will not result in the abandonment of the Merger Transactions. Any delay in completing the Merger Transactions or any modification to the Merger Transactions currently contemplated may adversely affect the timing and amount of cost savings and other benefits that are expected to be achieved from the Merger Transactions.

The Merger Transactions are subject to the receipt of certain approvals in addition to those from regulatory authorities, including approvals from Newell Rubbermaid stockholders as to the share issuance and Jarden stockholders as to the Merger Agreement. Failure to obtain these approvals would prevent completion of the Merger Transactions.

Before the Merger Transactions can be completed, Newell Rubbermaid stockholders must approve the share issuance and Jarden stockholders must adopt the Merger Agreement. There can be no assurance that these approvals will be obtained. Failure to obtain the required approvals may result in a material delay in, or the abandonment of, the Merger Transactions. Any delay in completing the Merger Transactions may materially adversely affect the timing and amount of cost savings and other benefits that are expected to be achieved from the Merger Transactions.

Newell Rubbermaid may encounter difficulties or high costs associated with securing financing necessary to pay the cash portion of the Merger Consideration.

Newell Rubbermaid currently intends to finance the cash portion of the Merger Consideration and related fees and expenses incurred by it in connection with the Merger Transactions and to refinance approximately $4.6 billion of outstanding Jarden debt and to assume two tranches of outstanding Jarden debt with principal amounts of $300 million and €300 million, respectively, with up to $9.5 billion of new debt expected to be incurred in the form of (1) the issuance of notes in this offering and the $1.5 billion term loan facility referenced above, depending on market conditions at the time of financing, and (2) available balance sheet cash. To the extent necessary, Newell Rubbermaid may also fund all or a portion of the cash portion of the Merger Consideration from borrowings under the bridge credit facility or from borrowings under other permanent or alternative financing.

Newell Rubbermaid expects to pursue financing that would replace or supplement financing available under the bridge credit facility. There is no guarantee that replacement or supplemental financing will be available to Newell Rubbermaid on acceptable terms or at all. Newell Rubbermaid’s ability to obtain financing to replace or supplement the commitment under the bridge credit facility will be subject to various factors, including market conditions, operating performance and credit ratings, and may be subject to restrictions in the agreements relating to Newell Rubbermaid’s outstanding debt.

The receipt of financing by Newell Rubbermaid is not a condition to the completion of the First Merger or any of the other transactions contemplated by the Merger Agreement, except in certain limited circumstances in which Newell Rubbermaid or Jarden may be permitted to terminate the Merger Agreement if (1) the proceeds to be provided to Newell Rubbermaid pursuant to the bridge credit facility sufficient to consummate the closing of the First Merger are not available and (2) a debt rating failure has occurred. Newell Rubbermaid will be required to complete the Merger Transactions (assuming that all of the conditions to its obligations under the Merger Agreement are satisfied), whether or not the bridge credit facility or other financing is available on acceptable terms or at all.

The Merger Transactions are subject to a number of conditions to the obligations of both Newell Rubbermaid and Jarden to complete the Merger Transactions, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the Merger Agreement.

The Merger Agreement contains a number of conditions to completion of the Merger Transactions, including, among others:

•	the approval by Newell Rubbermaid stockholders of the share issuance;

•	the adoption of the Merger Agreement by Jarden stockholders;

•	the effectiveness of the registration statement of which the Newell Rubbermaid and Jarden joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC relating thereto;

•	the termination or expiration of any applicable waiting period under the HSR Act and the affirmative approval of antitrust and competition authorities or expiration of waiting periods in certain other specified jurisdictions;

•	expiration or termination of the applicable waiting period and the affirmative approval of antitrust and competition authorities or expiration of waiting periods in certain specified foreign jurisdictions;

•	the absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit completion of the First Merger;

•	subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of Newell Rubbermaid and Jarden and compliance by Newell Rubbermaid and Jarden with their respective covenants contained in the Merger Agreement; and

•	the absence since the date of the Merger Agreement of any event or condition that has had or would reasonably be expected to have a material adverse effect on the other party.

Many of the conditions to completion of the Merger Transactions are not within either Newell Rubbermaid’s or Jarden’s control, and neither company can predict when or if these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to July 31, 2016, which may be extended by either Newell Rubbermaid or Jarden up to two times, each for an additional 45 day period, it is possible that the Merger Agreement may be terminated. Although Newell Rubbermaid and Jarden have agreed in the Merger Agreement to use commercially reasonable efforts, subject to certain limitations, to complete the Merger Transactions as promptly as practicable, these and other conditions to the completion of the Merger Transactions may fail to be satisfied. In addition, satisfying the conditions to and completion of the Merger Transactions may take longer, and could cost more, than Newell Rubbermaid and Jarden expect. Neither Newell Rubbermaid nor Jarden can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Merger Transactions for a significant period of time or prevent them from occurring. Any delay in completing the Merger Transactions may adversely affect the cost savings and other benefits that Newell Rubbermaid expects to achieve if the Merger Transactions and the integration of the companies’ respective businesses are completed within the expected timeframe. The Merger Transactions are not conditioned on the consummation of this offering.

Uncertainties associated with the Merger Transactions may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of the combined company following the Merger Transactions.

Newell Rubbermaid and Jarden are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the Merger Transactions will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Newell Rubbermaid and Jarden may experience uncertainty about their roles within the combined company following the Merger Transactions or other concerns regarding the timing and completion of the Merger Transactions or the operations of the combined company following the Merger Transactions, any of which may have an adverse effect on the ability of each of Newell Rubbermaid and Jarden to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company following the Merger Transactions will be able to attract or retain key management personnel and other key employees of Newell Rubbermaid and Jarden to the same extent that Newell Rubbermaid and Jarden have previously been able to attract or retain their own employees.

The business relationships of Newell Rubbermaid and Jarden may be subject to disruption due to uncertainty associated with the Merger Transactions, which could have a material adverse effect on the results of operations, cash flows and financial position of Newell Rubbermaid or Jarden or the combined company following the Merger Transactions.

Parties with which Newell Rubbermaid or Jarden do business may experience uncertainty associated with the Merger Transactions, including with respect to current or future business relationships with Newell Rubbermaid, Jarden or the combined company following the Merger Transactions. Newell Rubbermaid’s and Jarden’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Newell Rubbermaid or Jarden or the combined company following the Merger Transactions. These disruptions could have an adverse effect on the results of operations, cash flows and financial position of Newell Rubbermaid or Jarden, including an adverse effect on the combined company’s ability to realize the expected cost savings and other benefits of the Merger Transactions. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the Merger Transactions or termination of the Merger Agreement.

Failure to complete the Merger Transactions could negatively impact our stock price and have a material adverse effect on our results of operations, cash flows and financial position.

If the Merger Transactions are not completed for any reason, including as a result of Newell Rubbermaid or Jarden stockholders failing to approve the applicable proposals, the ongoing businesses of Newell Rubbermaid may be materially adversely affected and, without realizing any of the benefits of having completed the Merger Transactions, Newell Rubbermaid would be subject to a number of risks, including the following:

•	experiencing negative reactions from the financial markets, including negative impacts on our stock prices;

•	experiencing negative reactions from our customers, distributors, regulators, vendors and employees;

•	required payment of certain significant costs relating to the Merger Transactions, such as legal, accounting, financial advisor and printing fees;

•	required payment of one or more cash termination fees as required by the Merger Agreement;

•	certain restrictions on the conduct of our business pursuant to the terms of the Merger Agreement, which may have delayed or prevented Newell Rubbermaid from undertaking business opportunities that, absent the Merger Agreement, may have been pursued;

•	required substantial commitments of time and resources by our management, which could have resulted in the distraction of our management from ongoing business operations and pursuing other opportunities that could have been beneficial to Newell Rubbermaid; and

•	litigation related to any failure to complete the Merger Transactions or related to any enforcement proceeding commenced against Newell Rubbermaid to perform its obligations under the Merger Agreement.

If the Merger Transactions are not completed, the risks described above may materialize and they may have a material adverse effect on Newell Rubbermaid’s results of operations, cash flows, financial position and stock prices.

The unaudited pro forma condensed combined financial statements included in this prospectus supplement are based on a number of preliminary estimates and assumptions and the actual results of operations and financial position of the combined company after the Merger Transactions may differ materially.

The unaudited pro forma condensed combined financial information in this prospectus supplement is presented for illustrative purposes only and is not necessarily indicative of what our actual results of operations and financial position would have been had the Merger Transactions been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Jarden identifiable assets to be acquired and liabilities to be assumed at fair value, and the resulting goodwill to be recognized. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed in the Merger Transactions. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this prospectus supplement. The unaudited pro forma condensed combined financial information is also based on a number of other estimates and assumptions, including estimates and assumptions of the type and terms of debt to be incurred to pay the cash portion of the Merger Consideration and the related fees and expenses. If the type or terms of the new debt actually incurred differ materially from the estimates and assumptions set out in the accompanying unaudited pro forma condensed combined financial information, our actual results and financial condition after the completion of the Merger Transactions could differ materially from the results and financial condition contemplated by the unaudited pro forma condensed combined financial information. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements.”

Risks Relating to the Combined Company Following the Merger Transactions

The combined company may be unable to successfully integrate the businesses of Newell Rubbermaid and Jarden or realize the anticipated benefits of the Merger Transactions.

The Merger Transactions involve the combination of two companies that currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Newell Rubbermaid and Jarden. Potential difficulties that the combined company may encounter as part of the integration process include the following:

•	the inability to successfully combine the businesses of Newell Rubbermaid and Jarden in a manner that permits the combined company to achieve, on a timely basis, or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the Merger Transactions;

•	complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures, management philosophies and the business models of the two companies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger Transactions.

In addition, Newell Rubbermaid and Jarden have operated and, until the completion of the Merger Transactions will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the Merger Transactions, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company following the Merger Transactions.

The substantial additional indebtedness that Newell Rubbermaid will incur in connection with the Merger Transactions could materially adversely affect the combined company and its financial position after the Merger Transactions, which may include a decrease in the combined company’s business flexibility, an increase in its borrowing costs and/or a reduction of its credit ratings.

Following completion of the Merger Transactions, the combined company will have substantially increased debt compared to Newell Rubbermaid on a recent historical basis. Newell Rubbermaid expects to incur more than $5.0 billion of additional debt (excluding approximately $4.6 billion of Jarden debt expected to be refinanced in connection with the Merger Transactions and two tranches of outstanding Jarden debt with principal amounts of $300 million and €300 million, respectively, expected to be assumed by the combined company in connection with the First Merger), assuming the conversion of all the Convertible Notes into shares of Jarden common stock entitled to receive the Merger Consideration in connection with the completion of the First Merger. This increased level of debt or any further increase in our level of debt in connection with the Merger Transactions could have the effect, among other things, of reducing the combined company’s flexibility to respond to changing business and economic conditions and will have the effect of increasing the combined company’s interest expense. In addition, if the combined company is unable to timely reduce its level of indebtedness following the Merger Transactions, the combined company will be subject to increased demands on its cash resources, which could increase its total debt to capitalization ratios, decrease its interest coverage ratios or otherwise result in a breach of certain covenants or otherwise adversely affect the business and financial results of the combined company.

Newell Rubbermaid’s credit ratings impact the cost and availability of future borrowings and, accordingly, Newell Rubbermaid’s cost of capital. Newell Rubbermaid’s credit ratings reflect each rating organization’s opinion of Newell Rubbermaid’s financial strength, operating performance and ability to meet Newell Rubbermaid’s debt obligations. Any contemplated or any actual reduction in Newell Rubbermaid’s credit ratings, either on a corporate basis or any one or more debt issuances, including this offering, or under the bridge credit facility or otherwise, may limit Newell Rubbermaid’s ability to borrow at interest rates consistent with the interest rates currently available or available to Newell Rubbermaid prior to the Merger Transactions, even if such reduction does not result in a loss of Newell Rubbermaid’s investment grade rating. Any impairment of Newell Rubbermaid’s ability to obtain future financing on favorable terms could have a material adverse effect on Newell Rubbermaid’s ability to finance the cash portion of the Merger Consideration through the issuance of debt securities or another alternative to borrowings under the bridge credit facility on terms more favorable than those contemplated by the bridge credit facility, or to refinance the bridge credit facility if drawn.

The future results of the combined company following the Merger Transactions will suffer if the combined company does not effectively manage its expanded operations.

Following the Merger Transactions, the size of the business of the combined company will increase significantly beyond the current size of either Newell Rubbermaid’s or Jarden’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Merger Transactions.

The combined company is expected to incur substantial expenses related to the Merger Transactions and integration.

Newell Rubbermaid, before the Merger Transactions, and the combined company after the Merger Transactions, expect to incur an aggregate of approximately $95 million of transaction-related fees and expenses and approximately $500 million of costs related to integration of Jarden’s business into the combined company. The combined company is expected to incur substantial expenses in connection with the Merger Transactions and the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, sales, payroll, pricing and benefits. There are many factors beyond our control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that Newell Rubbermaid expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in the combined company taking significant charges against earnings following the completion of the Merger Transactions, and the amount and timing of such charges are uncertain at present.

The Merger Transactions may result in a loss of customers, suppliers or strategic alliances and may result in the termination of existing contracts.

Following the Merger Transactions, some of the customers, potential customers, suppliers or strategic partners of Newell Rubbermaid or Jarden, as historical businesses, may terminate or scale back their business relationship with the combined company. Some customers may not wish to source a larger percentage of their needs from a single company, or may feel that the combined company is too closely allied with one of their competitors. In addition, Newell Rubbermaid and Jarden have contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require Newell Rubbermaid or Jarden to obtain consents from these other parties in connection with the Merger Transactions, which may not be obtained at all or on favorable terms. If customer or supplier relationships or strategic alliances are adversely affected by the Merger Transactions, or if the combined company, following the Merger Transactions, loses the benefits of the contracts of Newell Rubbermaid or Jarden, the combined company’s business and financial performance could suffer.

The combined company may have to make additional contributions following completion of the Merger Transactions to fund its pension and other post-retirement benefit plans, including Jarden plans.

Newell Rubbermaid and Jarden and their respective subsidiaries currently maintain and contribute to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees. The obligation to make contributions to fund benefit obligations under these pension and other post-retirement benefit plans is based on actuarial valuations, which are based on certain assumptions, including the long-term return on plan assets and the discount rate. The combined company may have to make additional contributions following completion of the Merger Transactions to fund its pension and other post-retirement benefit plans, including any such Jarden plans. Additional contributions could have a material adverse effect on the results of operations, cash flows and financial position of the combined company.

USE OF PROCEEDS

We estimate the net proceeds from the sale of the notes offered hereby (after deducting the underwriting discount and our estimated expenses of the offering) will be approximately $         billion.

We intend to use the net proceeds from the sale of the notes in this offering, together with the other sources of funds described in this prospectus supplement, to finance the cash consideration portion of the Merger Consideration and related fees and expenses incurred by us in connection with the Merger Transactions and to refinance certain outstanding Jarden debt. If the Merger Agreement is terminated on or at any time prior to July 31, 2016, or the Merger Transactions otherwise are not completed on or at any time prior to July 31, 2016 (subject to an extension by the parties for up to an additional 90 days after such date), we will be required to redeem all of the outstanding notes at a redemption price equal to 101% of the initial issue price plus accrued and unpaid interest, if any, to, but not including, the special mandatory redemption date. See “Description of the Notes–Special Mandatory Redemption.”

To the extent we do not use the net proceeds immediately, we shall maintain the net proceeds on hand at all times (in cash or cash equivalents).

We currently expect the Newell-Jarden Transactions to be completed during the second quarter of 2016. This offering is not conditioned upon the completion of any of the Newell-Jarden Transactions, which, if completed, will occur subsequent to this offering. See “Summary–The Merger Transactions.”

The following table sets forth the expected sources and uses of funds in connection with the Merger Transactions. All dollar amounts are in millions.

Source of Funds	Amount	Use of Funds	Amount
Available cash from Jarden	$750	Jarden equity acquisition price(1)	$14,293
Assumption of Jarden existing debt(2)	628	Assumption of Jarden existing debt(2)	628
Term loan facility	1,500	Repayment of Jarden existing debt	4,578
Notes offered hereby or other alternative financing arrangements(4)	8,000	Consent payments and redemption premiums(3)	13
Equity issuance to Jarden stockholders(5)	8,842	Other transaction expenses(6)	208

Total sources	$19,720	Total uses	$19,720

(1)	The cash consideration to Jarden stockholders as part of the Merger Consideration is approximately $5.5 billion.
(2)	Assumed Jarden debt includes the Jarden Exchange Notes, assuming (1) 100% participation of the holders of Jarden Exchange Notes in the exchange offers for Newell Rubbermaid exchange notes and (2) the conversion, at the make-whole amount, of all of the outstanding Convertible Notes into the right to receive the Merger Consideration described below. This assumed debt amount excludes $489 million of outstanding debt under Jarden’s securitization facility, which represents the amount outstanding as of December 31, 2015. The €300 million of 3 3/4% Senior Notes due 2021 comprising a part of the Jarden Exchange Notes is included assuming a foreign exchange rate of $1.0932 per euro as of February 29, 2016.
(3)	Includes $10 million of redemption premiums payable in connection with the redemption of the Redeemable Notes and, assuming 100% participation, approximately $3 million of consent payments to holders of the Jarden Exchange Notes and related expenses.
(4)	Assumes no borrowings under the bridge credit facility are used as a source of funds to finance the Merger Transactions. The loan amount available under the bridge credit facility is subject to reduction in accordance with its terms, which includes reduction by the amount of the term loan facility and any debt securities issued, including the notes offered hereby.
(5)	Reflects Merger Consideration at an exchange ratio of 0.862 and assumes a share price of $39.51, based upon the closing price of Newell Rubbermaid common stock on March 1, 2016. Includes shares of Newell Rubbermaid common stock issued to holders of Convertible Notes assuming conversion, at the make-whole amount, of all of the outstanding Convertible Notes into the right to receive the Merger Consideration.
(6)	Reflects our estimate of fees and expenses associated with the Merger Transactions and related financing transactions, including underwriting fees, advisory fees and other fees and transaction costs and payments. See “Unaudited Pro Forma Condensed Combined Financial Statements.” There can be no assurances that such fees and expenses will not exceed our estimate.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated, together with a pro forma ratio of earnings to fixed charges for the year ended December 31, 2015, giving effect to the Merger Transactions and completion of the exchange offers, assuming all of the Jarden Exchange Notes are validly tendered for exchange for Newell Rubbermaid notes prior to the early consent date of the exchange offers and accepted, as if they had occurred on January 1, 2015. This information should be read in conjunction with the consolidated financial statements and the accompanying notes of Newell Rubbermaid and Jarden incorporated by reference into this prospectus supplement and the unaudited pro forma condensed combined financial information included in this prospectus supplement.

(dollars in millions)	Years Ended December 31,					Pro Forma Year Ended December 31, 2015
	2011	2012	2013	2014	2015
Earnings Available for Fixed Charges:
Income before income taxes	$202.3	$552.0	$536.3	$462.1	$337.5	$287
Equity in earnings of affiliates	1.5	(0.6)	0.2	—	(0.6)	(3)

Total earnings	203.8	551.4	536.5	462.1	336.9	284

Fixed charges:
Interest expense(1)	88.4	80.4	62.3	64.3	88.1	504
Portion of rent determined to be interest(2)	40.2	41.2	37.7	35.0	34.7	85

	$332.4	$673.0	$636.5	$561.4	$459.7	$873

Fixed Charges:
Interest expensed and capitalized	$90.1	$81.3	$62.4	$64.4	$89.3	$505
Portion of rent determined to be interest(2)	40.2	41.2	37.7	35.0	34.7	85

	$130.3	$122.5	$100.1	$99.4	$124.0	$590

Ratio of Earnings to Fixed Charges	2.55	5.49	6.36	5.65	3.71	1.48

(1)	Excludes interest capitalized during the year.
(2)	A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt and capitalization as of December 31, 2015, on

•	an actual basis;

•	an as adjusted basis to give effect to the issuance and sale of notes in this offering (but not the use of proceeds therefrom); and

•	on a pro forma as adjusted basis to give effect to the Newell-Jarden Transactions, including the anticipated application of the net proceeds of this offering and cash on hand in connection with the consummation of the Merger Transactions as described under “Use of Proceeds” in this prospectus supplement.

You should read this table in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of December 31, 2015
(dollars in millions)	Actual	As adjusted		Pro forma as adjusted
Cash and cash equivalents	$275	$		$
Current debt:
Short-term debt:
Amended and restated credit facility(1)	—		—		—
Bridge credit facility(2)	—		—		—
Short-term debt(3)	383		383		383
Current portion of other long-term debt	6		6		81

Total current debt	$389		$389		$464
Long-term debt:
Term loan facility(4)	—		—		1,425
2019 notes offered hereby	—
2021 notes offered hereby	—
2023 notes offered hereby	—
2026 notes offered hereby	—
2036 notes offered hereby	—
2046 notes offered hereby	—
Jarden debt assumed(5)	—
Other long-term debt(3)	2,688		2,688		2,688

Total long-term debt	$2,688	$		$

Total stockholders’ equity	$1,826		$1,826		$10,630

Total capitalization	$4,514	$		$

(1)	On January 26, 2016, we entered into a five-year revolving credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, which amends and restates our existing unsecured credit agreement, dated as of December 2, 2011, and any amendments thereto. The amended and restated revolving credit agreement provides for a $1.25 billion revolving unsecured credit facility, with an expansion option that will allow us, subject to certain conditions, to request an increase in the facility of up to an additional $500 million, for a potential total commitment of $1.75 billion. The facility matures on January 26, 2021.

(2)	Assumes no borrowings under the bridge credit facility are used as a source of funds to finance the Merger Transactions as described above. The loan amount available under the bridge credit facility will be subject to reduction in accordance with its terms, which includes reduction by the amount of notes offered hereby.
(3)	Our short-term debt includes $350 million outstanding under our accounts receivable facility, and our other long-term debt includes $2,681 million total principal amount outstanding under our 2.05% Notes due 2017, 6.25% Notes due 2018, 2.150% Notes due 2018, 2.875% Notes due 2019, 4.70% Notes due 2020, 4.00% Notes due 2022, 4.00% Notes due 2024 and 3.900% Notes due 2025.
(4)	In connection with the Merger Transactions, we entered into the term loan facility on January 26, 2016, pursuant to which the lenders agreed to provide a senior unsecured term loan facility in an aggregate amount of up to $1.5 billion. The proceeds of the term loans under the term loan facility will be used to pay a portion of the cash consideration of the Merger Consideration and some or all of the related costs and expenses of the Merger Transactions. The term loan facility will be funded by the lenders upon the satisfaction of certain conditions, including the consummation of the Merger Transactions, but in no event prior to March 31, 2016. The term loan facility matures three years from the closing date of the Merger Transactions, with 5% of the borrowings under the term loan facility due within each of the first two years after borrowing and 90% of the borrowings due in the third year.
(5)	In connection with the Newell-Jarden Transactions, we expect to assume $628 million of Jarden debt (which has a $649 million market value), including the Jarden Exchange Notes (with principal amounts of $300 million and €300 million), for which we will issue new series of Newell Rubbermaid exchange notes in the exchange offers. In addition, the above capitalization table assumes the full conversion, at the make-whole amount, of all outstanding Convertible Notes into the right to receive the Merger Consideration.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 gives effect to the First Merger as if it had occurred on January 1, 2015, and the unaudited pro forma condensed combined balance sheet gives effect to the First Merger as if it had occurred on December 31, 2015.

The First Merger will be accounted for under the acquisition method of accounting in accordance with FASB Accounting Standard Codification (the “ASC”) 805, Business Combinations, using the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. Newell Rubbermaid will be considered the acquirer for financial reporting purposes. Accordingly, the Merger Consideration will be allocated to Jarden’s assets and liabilities based upon their estimated fair values. Any amount of the Merger Consideration that is in excess of the estimated fair values of Jarden’s assets and liabilities will be recorded as goodwill in the combined company’s balance sheet after the completion of the First Merger. As of the date of this prospectus supplement, Newell Rubbermaid has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of Jarden’s assets and liabilities and the related allocation of purchase price in the First Merger, nor has it identified all adjustments that may be necessary to conform Jarden’s accounting policies to Newell Rubbermaid’s accounting policies. A final determination of the fair value of Jarden’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Jarden that exist as of the effective time of the First Merger and, therefore, cannot be made prior to that time. Additionally, a portion of the Merger Consideration will be based on the trading price of Newell Rubbermaid common stock at the effective time of the First Merger, and is not capable of being determined until that time. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and subject to further adjustment as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying unaudited pro forma condensed combined financial statements. Newell Rubbermaid estimated the fair value of Jarden’s assets and liabilities based on discussions with Jarden’s management, due diligence review in connection with the Merger Transactions, and information available to Newell Rubbermaid in public filings. Until the First Merger is completed, both companies are limited in their ability to share information with the other. Upon completion of the First Merger, additional valuation work will be performed. Increases or decreases in the fair value of relevant balance sheet amounts and in the value of the Merger Consideration will result in adjustments to the balance sheet and/or statement of operations until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the following unaudited pro forma condensed combined financial statements.

In order to develop the following unaudited pro forma condensed combined financial statements, the historical consolidated financial statements of Newell Rubbermaid and Jarden have been adjusted to give effect to events that are: (1) directly attributable to the Merger Transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the results of the combined company following the completion of the Merger Transactions.

The following unaudited pro forma condensed combined financial statements do not include any adjustment for liabilities or related costs that may result from integration and similar activities following the First Merger, since Newell Rubbermaid has not completed the process of making these assessments. Significant liabilities and related costs may ultimately be recorded for exit or integration activities following the First Merger.

Newell Rubbermaid and Jarden anticipate that the Merger Transactions will result in significant cost savings and enhanced revenue opportunities that would be unachievable without completing the

Merger Transactions. Newell Rubbermaid currently expects approximately $500 million of incremental annualized cost savings will be realized within four years of completion of the Merger Transactions. These cost savings are incremental to a range of approximately $260 million to $315 million of anticipated cost savings under Newell Rubbermaid’s Project Renewal that Newell Rubbermaid expects to realize through December 31, 2017 (and includes savings expected to be realized during 2018 from projects competed in 2017). No assurance can be made that following the Merger Transactions the combined company will be able to achieve these cost savings or when they will be realized, and no such cost savings have been reflected in the unaudited pro forma financial information. The unaudited pro forma condensed combined statement of operations does not include the full year impact of certain acquisitions and related financing transactions of Jarden and Newell Rubbermaid, which have occurred since January 1, 2015 and have affected their respective results of operations only since the date of each such transaction. See Note 7 to these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statement of operations also does not include any material nonrecurring charges that might arise as a result of the Merger Transactions. Newell Rubbermaid anticipates that nonrecurring charges, such as costs associated with systems implementations, severance and other costs related to exit or disposal activities, will be incurred. Newell Rubbermaid is not able to determine the timing, nature and amount of these charges. However, these nonrecurring charges will affect the results of operations of Newell Rubbermaid, Jarden and the combined company following completion of the First Merger, in the periods in which they are recorded. The unaudited pro forma condensed combined statement of operations does not include the effects of nonrecurring costs associated with restructuring or integration activities resulting from the First Merger, as they are not anticipated to have a continuing impact and not factually supportable at this time. The unaudited pro forma condensed combined financial statements also do not reflect any planned cost savings or other financial benefits that may result from the restructuring and integration activities following completion of the First Merger. The unaudited pro forma condensed combined balance sheet only includes adjustments for transaction-related costs that are directly attributable to the Merger Transactions and are factually supportable.

The First Merger may result in changes in Newell Rubbermaid’s tax rate used to determine deferred income taxes due to changes in circumstances in various tax jurisdictions. Any changes in Newell Rubbermaid’s deferred taxes as a result of the First Merger will be reflected in income after completion of the Merger Transactions. The unaudited pro forma financial information does not include the impact of such changes on Newell Rubbermaid’s existing deferred tax assets and liabilities, as this analysis has not been completed.

The following unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are based on available information and assumptions that Newell Rubbermaid and Jarden believe are reasonable. They do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Newell Rubbermaid would have been had the First Merger occurred on the dates indicated, or on any other date, nor are they necessarily indicative of the combined company’s future consolidated results of operations or consolidated financial position after the Merger Transactions. The combined company’s actual financial position and results of operations after the Merger Transactions will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results of Newell Rubbermaid and Jarden following the date of the unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical consolidated financial statements of Newell Rubbermaid as of and for the year ended December 31, 2015, included in the Newell Rubbermaid Form 10-K;

•	the historical consolidated financial statements of Jarden as of and for the year ended December 31, 2015, included in the Newell Rubbermaid Form 8-K; and

•	the information contained in or incorporated by reference into this prospectus supplement.

The following unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Please see the sections entitled “Risk Factors” and “Forward-Looking Statements” of this prospectus supplement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in millions, except per share amounts)

For the Year Ended December 31, 2015

	Historical Newell Rubbermaid	Historical Jarden	Pro Forma Adjustments			Pro Forma Combined
Net sales	$5,916	$8,604	$—			$14,520
Cost of products sold	3,611	5,912	45	(A	)	9,568

Gross margin	2,305	2,692	(45)			4,952

Selling, general and administrative expenses	1,574	2,021	62	(B	)	3,657
Impairment of goodwill, intangibles and other assets	—	151	—			151
Pension settlement charge	52	—	—			52
Restructuring costs	77	12	—			89

Operating income	602	508	(107)			1,003

Nonoperating expenses
Interest expense, net	80	226	189	(C	)	495
Venezuela deconsolidation charge	173	—	—			173
Other expense, net	11	—	37	(D	)	48

Net nonoperating expenses	264	226	226			716

Income before income taxes	338	282	(333)			287

Income tax expense	78	135	(125)	(E	)	88

Income from continuing operations	$260	$147	$(208)			$199

Earnings per share:
Basic income from continuing operations	$0.96					$0.40
Diluted income from continuing operations	$0.96					$0.40

Weighted-average shares outstanding:
Basic	269.3	195.8	28.0	(F	)	493.1
Diluted	271.5	204.5	19.3	(F	)	495.3

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in millions)

As of December 31, 2015

	Historical Newell Rubbermaid	Historical Jarden	Pro Forma Adjustments			Pro Forma Combined
Assets
Cash and cash equivalents	$275	$1,298	$(750)	(G	)	$823
Accounts receivable, net	1,251	1,311	—			2,562
Inventories, net	722	1,783	411	(H	)	2,916
Prepaid expenses and other	246	262	9	(I	)	517

Total current assets	2,494	4,654	(330)			6,818

Property, plant and equipment, net	599	1,074	193	(J	)	1,866
Goodwill	2,791	4,260	6,360	(K	)	13,411
Other intangible assets, net	1,064	4,095	3,479	(L	)	8,638
Other assets	330	210	11	(M	)	551

Total assets	$7,278	$14,293	$9,713			$31,284

Liabilities and Stockholders’ Equity
Accounts payable	$642	$813	$—			$1,455
Accrued compensation	185	206	—			391
Other accrued liabilities	772	662	(6)	(N	)	1,428
Short-term debt	383	594	(594)	(O	)	383
Current portion of long-term debt	6	—	75	(O	)	81

Total current liabilities	1,988	2,275	(525)			3,738

Long-term debt	2,688	5,788	4,248	(O	)	12,724
Deferred income taxes	227	1,604	1,249	(P	)	3,080
Other noncurrent liabilities	549	574	(11)	(Q	)	1,112

Total liabilities	5,452	10,241	4,961			20,654

Common stock	288	3	221	(R	)	512
Treasury stock, at cost	(523)	(1,114)	1,114	(R	)	(523)
Additional paid-in capital	801	4,094	4,520	(R	)	9,415
Retained earnings	2,091	1,431	(1,491)	(R	)	2,031
Accumulated other comprehensive loss	(834)	(362)	362	(R	)	(834)

Stockholders’ equity attributable to parent	1,823	4,052	4,726	(R	)	10,601
Stockholders’ equity attributable to noncontrolling interests	3	—	26	(S	)	29

Total stockholders’ equity	1,826	4,052	4,752			10,630

Total liabilities and stockholders’ equity	$7,278	$14,293	$9,713			$31,284

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1. Description of the Transaction

On December 13, 2015, Newell Rubbermaid and Jarden entered into the Merger Agreement, pursuant to which, through a series of Merger Transactions, Jarden will become a direct wholly-owned subsidiary of Newell Rubbermaid. As a component of the Merger Transactions, Newell Rubbermaid will change its name to Newell Brands Inc.

Pursuant to the Merger Agreement, each holder of shares of Jarden common stock will be entitled to receive, at the effective time of the First Merger, the Merger Consideration.

In addition, at the effective time of the First Merger:

•	each option to purchase shares of Jarden common stock that is outstanding immediately prior to the effective time of the First Merger will vest (to the extent unvested) and will be cancelled and converted into the per share Merger Consideration equal to (1) the total number of shares of Jarden common stock underlying such option minus (2) a number of shares with an aggregate fair market value equal to the aggregate exercise price of such option determined by assuming that each such share has a fair market value equal to the per share Merger Consideration;

•	each restricted stock award that represents a right to receive shares of Jarden common stock that is outstanding immediately prior to the effective time of the First Merger (other than a limited number of restricted stock awards, referred to as rollover restricted stock awards), will vest (to the extent unvested), be cancelled and converted into the right to receive the per share Merger Consideration for each share of Jarden common stock underlying such restricted stock award; and

•	each rollover restricted stock award will be cancelled in exchange for a substitute restricted stock award, covering a number of shares of the combined company common stock, rounded up to the nearest whole share, with an aggregate fair market value (as defined in the Jarden 2013 Stock Incentive Plan) as of December 31, 2015 equal to the aggregate fair market value of the shares of Jarden common stock subject to such restricted stock award as of December 31, 2015.

Under the terms of the indentures governing the outstanding Convertible Notes, the First Merger will constitute a fundamental change, which at the election of Jarden will entitle holders to convert outstanding Convertible Notes into Jarden common stock at a “make-whole premium” and receive the Merger Consideration. In the event any holders elect not to convert, the combined company will be required to conduct a fundamental change repurchase offer after the completion of the First Merger, which will entitle holders to tender Convertible Notes in exchange for a cash purchase price equal to 100% of par, plus accrued and unpaid interest. After the completion of the fundamental change repurchase offer, the conversion price for the Convertible Notes will be fixed at the Merger Consideration.

Based on the number of shares of Jarden common stock outstanding on February 29, 2016, including the assumed conversion of the outstanding Convertible Notes into shares of Jarden common stock at the make-whole premium and Jarden equity awards expected to be entitled to receive the Merger Consideration, Newell Rubbermaid has estimated the total cash required to refinance Jarden debt and complete the Newell-Jarden Transactions, including transaction-related fees and expenses, to be $10.2 billion as follows:

•	$5.5 billion to pay the cash consideration;

•	$0.1 billion for transaction-related fees and expenses and debt issuance costs;

•	$3.1 billion for the prepayment of Jarden’s outstanding senior secured term loans outstanding at December 31, 2015; and,

•	$1.5 billion for the repayment of other Jarden outstanding debt, including certain of Jarden’s senior notes, senior subordinated notes and borrowings under Jarden’s securitization facility.

In connection with entering into the Merger Agreement, Newell Rubbermaid (1) has entered into the bridge commitment letter providing a commitment for the bridge credit facility, which would be a senior unsecured 364-day bridge facility in a principal amount, as adjusted, of up to $9.0 billion, subject to certain conditions and (2) has entered into the term loan facility, which provides up to $1.5 billion in term loans, subject to certain conditions. Newell Rubbermaid intends to pursue financing that would replace financing available under the bridge credit facility. There can be no assurance that any replacement financing will be available to Newell Rubbermaid at all or on acceptable terms. Newell Rubbermaid intends to finance the cash requirements to refinance Jarden debt and complete the Merger Transactions with a combination of:

•	up to approximately $1.5 billion of term loan facility proceeds;

•	up to approximately $8.0 billion of Newell Rubbermaid debt securities being offered by this prospectus supplement;

•	available balance sheet cash; and

•	to the extent necessary, borrowings under the bridge credit facility or from borrowings under other permanent or alternative financing.

In addition, Newell Rubbermaid intends to rollover the Jarden Exchange Notes. As a result, none of the cash requirements contemplate repayment of these series of Jarden Exchange Notes.

Completion of the Merger Transactions is subject to certain closing conditions, including, but not limited to, the (1) approval of the share issuance by Newell Rubbermaid stockholders; (2) adoption of the Merger Agreement by Jarden stockholders; (3) receipt of required regulatory approvals; and (4) satisfaction (or to the extent permitted by applicable law, waiver) of other customary conditions prior to closing.

Based on the number of shares of Newell Rubbermaid common stock and Jarden common stock outstanding (including outstanding Jarden stock options and restricted stock awards and assuming the conversion of all of the outstanding Convertible Notes into shares of Jarden common stock entitled to receive the Merger Consideration in the First Merger) on March 1, 2016, upon the completion of the First Merger, former Jarden stockholders will own approximately 46% of the outstanding combined company common stock and Newell Rubbermaid stockholders immediately prior to the First Merger will own approximately 54% of the outstanding combined company common stock.

Note 2. Basis of Pro Forma Presentation

These unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X and present the pro forma financial position and results of operations of the combined company based on the historical financial statements of Newell Rubbermaid and Jarden after giving effect to the Merger Transactions and financing arrangements expected to be entered into in connection with the Merger Transactions, including the repayment of certain Jarden debt and the other adjustments described in these notes.

The pro forma balance sheet combines the unaudited historical balance sheet of Newell Rubbermaid and the unaudited historical balance sheet of Jarden as of December 31, 2015, giving effect to the Merger Transactions as if they and the related expected debt financing had been consummated on December 31, 2015. The pro forma statement of operations for the year ended December 31, 2015 combines the audited historical consolidated statement of operations of Newell Rubbermaid and the audited historical consolidated statement of operations of Jarden, giving effect to the Merger Transactions as if the Merger Transactions and the related expected debt financing had been consummated on January 1, 2015, the beginning of the period presented. With respect to the unaudited pro forma condensed combined statement of operations, the historical consolidated financial statements of Newell Rubbermaid and Jarden have been adjusted to give effect only to events that are expected to have a continuing impact on the results of the combined company following the completion of the Merger Transactions.

The First Merger will be accounted for under the acquisition method of accounting in accordance with FASB ASC 805, Business Combinations, using the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. Newell Rubbermaid will be considered the acquirer for financial reporting purposes. Accordingly, the Merger Consideration will be allocated to Jarden’s assets and liabilities based upon their estimated fair values at the effective time of the First Merger. Any amount of the Merger Consideration that is in excess of the estimated fair values of Jarden’s assets and liabilities will be recorded as goodwill in the combined company’s balance sheet after the completion of the First Merger. As of the date of this prospectus supplement, Newell Rubbermaid has not completed the detailed valuation work necessary to arrive at the required final determinations of the fair value of Jarden’s assets and liabilities and the related allocation of purchase price in the First Merger, nor has it identified all adjustments that may be necessary to conform Jarden’s accounting policies to Newell Rubbermaid’s accounting policies. A final determination of the fair value of Jarden’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Jarden that exist as of the effective time of the First Merger and, therefore, cannot be made prior to that time. Additionally, a portion of the Merger Consideration will be based on the trading price of Newell Rubbermaid common stock at the effective time of the First Merger, and is not capable of being determined until that time. Accordingly, the unaudited pro forma purchase price allocation is preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing these unaudited pro forma condensed combined financial statements.

Increases or decreases in the fair value of relevant balance sheet amounts and in the value of the Merger Consideration will result in adjustments to the balance sheet and/or statement of operations until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the unaudited pro forma condensed combined financial statements.

Newell Rubbermaid and Jarden anticipate that the Merger Transactions will result in significant cost savings and enhanced revenue opportunities that would be unachievable without completing the Merger Transactions. The unaudited pro forma condensed combined financial statements do not reflect any potential divestitures that may be undertaken prior to, or subsequent to, the consummation of the Merger Transactions, or any cost savings, operating synergies or enhanced revenue opportunities that the combined company may achieve as a result of the Merger Transactions, the costs to integrate the operations of Newell Rubbermaid and Jarden, or the costs necessary to achieve such cost savings, operating synergies and enhanced revenues.

Note 3. Accounting Policies

As part of preparing these unaudited pro forma condensed combined financial statements, Newell Rubbermaid conducted an initial review of the accounting policies of Jarden to determine if differences in accounting policies require reclassification of results of operations or reclassification of assets or liabilities to conform to Newell Rubbermaid’s accounting policies and classifications. During the preparation of these unaudited pro forma condensed combined financial statements, Newell Rubbermaid did not become aware of any material differences between accounting policies of Newell Rubbermaid and Jarden except for certain reclassifications necessary to conform Jarden’s classification to Newell Rubbermaid’s financial statement presentation of (i) foreign exchange gains and losses, (ii) investment-related income (loss), (iii) noncontrolling interests and (iv) capitalized software. The reclassifications made in the preparation of the unaudited pro forma condensed combined financial statements are presented in Note 6.

Effective December 31, 2015, Newell Rubbermaid deconsolidated its Venezuelan operations as a result of a loss of control and began accounting for its investment in Venezuela using the cost method. As a result of deconsolidating its Venezuelan operations, Newell Rubbermaid recorded a charge of $173 million, which is included as a separate line item in non-operating expenses in its historical financial statements. See Note 1 of the notes to Newell Rubbermaid’s audited consolidated financial statements contained in the Newell Rubbermaid Form 10-K incorporated by reference into this prospectus supplement for additional information. For the three months ended March 31, 2015, Jarden included the results of its Venezuelan operations in its financial statements using two rates: the SICAD II exchange rate, which was eliminated in February 2015, and then the SIMADI exchange rate which replaced the SICAD II exchange rate. Jarden then deconsolidated its Venezuela operations effective March 31, 2015. In connection with the two separate events that impacted Jarden’s Venezuelan operations during the three months ended March 31, 2015, Jarden incurred $61 million of total charges during the year ended December 31, 2015 associated with its Venezuelan operations, which are classified in Selling, General & Administrative (“SG&A”) expenses in its historical financial statements. See Note 1 of the notes to Jarden’s audited consolidated financial statements included in the Newell Rubbermaid Form 8-K incorporated by reference into this prospectus supplement for additional information.

In order to conform Jarden’s presentation of charges incurred in 2015 related to its Venezuelan operations to Newell Rubbermaid’s presentation, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 reflects the reclassification of Jarden’s $13 million charge for the remeasurement of net monetary assets of its Venezuela operations (i.e., the February 2015 change from SICAD II to SIMADI) and $11 million of Venezuela deconsolidation charges resulting from the loss of control effective March 31, 2015, or $24 million, to other expense, net. The $24 million of charges incurred by Jarden that are reclassified to other expense, net is included in the $37 million of reclassifications from SG&A to other expense, net referenced in Notes 6(B) and 6(D).

Newell Rubbermaid classifies impairments of operating assets as SG&A, restructuring charges, or if material, as a separate line, for purposes of determining operating income. As a result, the $37 million of impairment charges incurred by Jarden during the year ended December 31, 2015 related to its Venezuela operations and classified as SG&A in Jarden’s historical financial statements were not reclassified for the pro forma presentation and are included in SG&A in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015.

Upon consummation of the Merger Transactions, a more comprehensive review of the accounting policies of Jarden will be performed, which may identify other differences among the accounting policies of Newell Rubbermaid and Jarden that, when conformed, could have had a material impact on the unaudited pro forma condensed combined financial statements.

Note 4. Estimated Merger Consideration

Based on the closing price per share of Newell Rubbermaid common stock on the NYSE on March 1, 2016 (the most recent practicable date) of $39.51, and the number of shares of Jarden common stock, including shares of Jarden common stock expected to be outstanding upon the assumed conversion of the outstanding Convertible Notes as described in more detail below and Jarden equity awards expected to be entitled to the Merger Consideration, the total Merger Consideration is expected to be approximately $14.3 billion, consisting of $5.5 billion of cash and $8.8 billion related to 223.8 million shares of Newell Rubbermaid common stock. Changes in the share price of Newell Rubbermaid common stock, or the number of shares of Jarden common stock or Jarden equity awards entitled to receive the Merger Consideration, could result in material differences in the total Merger Consideration and, thus, the purchase price and related purchase price allocation in the Merger Transactions.

Assumed Conversion of Outstanding Convertible Notes

Jarden currently has the following outstanding Convertible Notes:

•	$690 million principal amount of 1 1⁄8% senior subordinated convertible notes due 2034;

•	$265 million principal amount of 1 1⁄2% senior subordinated convertible notes due 2019; and

•	$500 million principal amount of 1 7⁄8% senior subordinated convertible notes due 2018.

Under the terms of the indentures governing the outstanding Convertible Notes, the First Merger will constitute a fundamental change, which will entitle holders to convert outstanding Convertible Notes into Jarden common stock at a make-whole premium and, thereafter, exchange their Jarden common stock for the Merger Consideration. In the event any holders elect not to convert, the combined company will be required to conduct a fundamental change repurchase offer after the completion of the First Merger, which will entitle holders to tender the Convertible Notes in exchange for a cash purchase price equal to 100% of par, plus accrued and unpaid interest. After the completion of the fundamental change repurchase offer, the conversion price for the Convertible Notes will be fixed at the Merger Consideration. Because the value of the Merger Consideration which would be received by holders of outstanding Convertible Notes following conversion of their respective notes at the make-whole premium exceeds the value such holder would otherwise receive for their Convertible Notes, Newell Rubbermaid expects that all of such Convertible Notes will be converted into shares of Jarden common stock entitled to receive the Merger Consideration. As a result, the total estimated Merger Consideration includes $0.8 billion of cash expected to be paid and 33.0 million shares of Newell Rubbermaid common stock estimated to be issued, associated with the assumed conversion of outstanding Convertible Notes.

Estimated Merger Consideration

The following table summarizes the components of the estimated Merger Consideration (in millions, except for per share amounts and exchange ratio):

	Conversion Calculation	Estimated Fair Value
Jarden common stock outstanding at February 29, 2016	213.2
Jarden net amount of equity awards outstanding at February 29, 2016	6.7
Jarden stock awards issuable to executives in connection with the Merger Transactions	1.4
Jarden common stock expected to be issued upon assumed conversion of outstanding Convertible Notes(1)	38.3

Total estimated shares of Jarden common stock entitled to the Merger Consideration	259.6

Exchange ratio	0.862

Estimated number of shares of Newell Rubbermaid common stock to be issued as Merger Consideration	223.8
Per share price of Newell Rubbermaid common stock as of March 1, 2016	$39.51
Estimated fair value of Newell Rubbermaid common stock to be issued as Merger Consideration		$8,842
Estimated cash to be paid to Jarden stockholders		5,451

Total estimated Merger Consideration		$14,293

(1)	Assumes 100% conversion at the make-whole premium described above.

Sensitivity of Common Stock Price

The total estimated Merger Consideration reflected in these unaudited pro forma condensed combined financial statements does not purport to represent the actual value of the total Merger Consideration that will be paid by Newell Rubbermaid in the Merger Transactions. In accordance with ASC 805, the fair value of equity securities to be issued as part of the total Merger Consideration will be measured on the effective date of the First Merger at the then current market price. The price per share of Newell Rubbermaid common stock could fluctuate, possibly materially, between March 1, 2016 and the effective date of the First Merger. As a result, the actual value of the stock component of the Merger Consideration to be paid by Newell Rubbermaid to complete the First Merger could vary from the estimates contained in these unaudited pro forma condensed combined financial statements, and such variance could be material.

The table below illustrates the potential impact on the estimated total Merger Consideration resulting from a 10% increase or decrease in Newell Rubbermaid common stock price of $39.51 on March 1, 2016. For the purpose of this calculation, the total number of shares has been assumed to be the same as in the table above.

% change in Newell Rubbermaid common stock price from March 1, 2016	-10%	+10%
Newell Rubbermaid common stock price	$35.56	$43.46
Change in value of total Merger Consideration (in millions)	$(884)	$884

Note 5. Estimated Purchase Price Allocation

The table below represents a preliminary allocation of the estimated total Merger Consideration to Jarden’s assets and liabilities in the First Merger based on Newell Rubbermaid’s preliminary estimate of their respective fair values (in millions):

Current assets	$5,037
Property, plant and equipment	1,267
Goodwill	10,620
Identifiable intangible assets	7,574
Other noncurrent assets	157

Total assets	$24,655

Current liabilities	$(1,683)
Jarden debt expected to be retained, at fair value(1)	(649)
Jarden debt expected to repaid, at fair value(2)	(4,588)
Deferred income tax liabilities	(2,853)
Other noncurrent liabilities	(563)

Total liabilities	$(10,336)
Total noncontrolling interests	$(26)

Estimated total Merger Consideration	$14,293

(1)	Represents the market value of the Jarden Exchange Notes.
(2)	Includes change-in-control premium and accrued interest.

The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing these unaudited pro forma condensed combined financial statements. Newell Rubbermaid estimated the fair value of Jarden’s assets and liabilities based on discussions with Jarden’s management, due diligence review in connection with the Merger Transactions, and information available to Newell Rubbermaid in public filings. The analysis was performed at an aggregate level and was based on estimates that are reflective of market participant assumptions.

Until the First Merger is completed, both companies are limited in their ability to share information with the other. Upon completion of the First Merger, additional valuation work will be performed. Increases or decreases in the fair value of relevant balance sheet amounts and in the value of the total Merger Consideration will result in adjustments to the balance sheet and/or statement of operations until the purchase price allocation is finalized. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the First Merger. Newell Rubbermaid anticipates that the valuations of Jarden’s assets and liabilities will include, but not be limited to, inventory; property, plant and equipment; customer relationships and distribution channels; intellectual property; trade names and trademarks; and other potential intangible assets. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of Jarden’s assets and liabilities.

The final total Merger Consideration and amounts allocated to Jarden’s assets and liabilities could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. A decrease in the fair value of Jarden’s assets or an increase in the fair value of Jarden’s liabilities from the preliminary valuations presented would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the First Merger. In addition, if the value of the property, plant and equipment and identifiable intangible assets is higher than the amounts included in these unaudited pro forma condensed combined financial statements, it may result in higher depreciation and amortization expense than is presented in the unaudited pro forma condensed combined statement of operations. Any such increases could be material, and could result in the combined company’s actual future financial condition and results of operations differing materially from those presented in the unaudited pro forma condensed combined financial statements.

The following is a description of the preliminary adjustments made to Jarden’s assets and liabilities to be assumed in the First Merger in connection with the preparation of the unaudited pro forma condensed combined financial statements:

Inventory:    At the effective time of the First Merger, inventory is required to be measured at fair value. Jarden’s inventory consists of raw materials, work in process and finished goods. For purposes of the unaudited pro forma condensed combined financial statements, the preliminary fair value of Jarden’s inventory has been determined based on currently available information and certain assumptions, and may be different from the final estimate of fair value, and the difference could be material. Raw materials were valued based on Jarden’s current net book values. Work in process and finished goods were valued using Newell Rubbermaid’s and Jarden’s historical experience in adjusting acquired inventory to fair value. The increase in inventory expected to result from adjusting Jarden’s inventory to fair value is preliminarily estimated to be $411 million, and such amount is not reflected in the unaudited pro forma condensed combined statement of operations because the adjustment is not expected to have a continuing effect on the combined company.

Property, plant and equipment:    As of the effective time of the First Merger, Jarden’s property, plant and equipment are required to be measured at fair value. With respect to property, plant and equipment, Jarden has a number of manufacturing and distribution sites and retail locations and owns land and leases sites that include leasehold improvements, and owns machinery and equipment for use in its manufacturing operations. Newell Rubbermaid considered its and Jarden’s experience in recent acquisitions as well as other acquisitions in the consumer products industry in estimating the fair value of Jarden’s property, plant and equipment. Based on discussions with Jarden management and Jarden and Newell Rubbermaid’s analysis of recent adjustments required to adjust property, plant and equipment to fair value in purchase accounting for transactions in the consumer products industry, the estimated adjustment required to adjust Jarden’s property, plant and equipment to fair value is $242 million. Newell Rubbermaid does not have sufficient information at this time as to the specific types, nature, age, condition or location of property, plant and equipment to perform a complete valuation, so it is possible that the fair value of Jarden’s property, plant and equipment could differ materially from the $1.3 billion included in the unaudited pro forma condensed combined financial statements.

The preliminary estimates of the fair value of Jarden’s property, plant and equipment and the associated depreciation expense included in the pro forma condensed combined financial statements could possibly be different from the final values determined through acquisition accounting, and the difference could be material. For example, if the fair value of Jarden’s property, plant and equipment is 10% greater than the estimated fair value of Jarden’s property, plant and equipment as set forth in the unaudited pro forma condensed combined balance sheet and useful lives remained the same, goodwill would decline by $127 million and the combined company would be required to recognize approximately $8 million of additional annual depreciation expense based on a 15-year weighted-average useful life for Jarden’s property, plant and equipment.

Jarden leases various office, retail and manufacturing and distribution facilities and equipment, and such leases are required to be adjusted to fair value at the effective time of the First Merger. Newell Rubbermaid will evaluate the leases and adjust the leases to fair value in connection with the purchase price allocation. As a result, lease assets and liabilities and rent expense associated with facilities and equipment under capital and operating leases could be different from that assumed in the unaudited pro forma condensed combined financial statements, and the difference could have a material impact on the accompanying pro forma condensed combined financial statements.

Goodwill:    Goodwill is equal to the difference between the fair value of the total Merger Consideration and the fair values of Jarden’s identifiable assets and liabilities. Goodwill is not amortized but is subject to annual fair value impairment tests and interim impairment tests if facts and circumstances warrant.

With respect to goodwill expected to be recognized as a result of the First Merger, Newell Rubbermaid believes that the predominant portion of the goodwill relates to Jarden as a going concern and the fair value of expected synergies from combining the Newell Rubbermaid and Jarden businesses. The going concern element represents the ability to earn a higher return on the combined assembled collection of Newell Rubbermaid’s and Jarden’s assets and businesses than if those assets and businesses were to be acquired and operated separately. The expected synergies from the combination of Newell Rubbermaid and Jarden are primarily in the form of decreased costs and increased sales. Cost synergies are expected to arise from the reduction of corporate costs, raw material costs and procurement savings, supply chain efficiencies and cost reductions across a larger business and portfolio of products, leveraging overhead costs in emerging markets and income taxes. Increased sales are expected to be generated through cross-selling opportunities. The unaudited pro forma condensed combined statement of operations does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies expected to result from the Merger Transactions.

Identifiable intangible assets:    As of the effective time of the First Merger, identifiable intangible assets are required to be measured at fair value, and these assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. With respect to the intangible assets associated with the First Merger, Jarden owns the rights to a number of trade names and trademarks, including Coleman, Jostens, Oster, Sunbeam and Yankee Candle. Certain of these trade names and trademarks are associated with products that Newell Rubbermaid believes have a leading market share in each of their respective categories. In addition to these intangible assets, Jarden has a number of valuable customer relationships and distribution channels in industries such as disposable tableware, household appliances and memorabilia, many of which were developed over a number of years of providing consistent quality products and services. Based on internal assessments as well as discussions with Jarden management, Newell Rubbermaid has identified the following significant intangible assets: trademarks and trade names, customer relationships and distribution channels, intellectual property and non-compete arrangements. For purposes of these unaudited pro forma condensed combined financial statements, the fair value and weighted-average useful lives of these intangible assets have been estimated primarily based on reviews of publicly disclosed allocations for other transactions in the consumer products industry, Newell Rubbermaid’s and Jarden’s historical experience in purchase price allocations for transactions in the industry, other available public information and Newell Rubbermaid’s financial due diligence review of Jarden’s business.

Newell Rubbermaid does not have sufficient information as to the amount, timing and risk of the estimated future cash flows attributable to these assets needed to perform a final valuation of trademarks and trade names, customer relationships and distribution channels, intellectual property, and non-compete arrangements. As a result, the final allocation of the purchase price and determinations of the weighted-average useful lives of these assets could differ from the preliminary estimates of fair value and weighted-average useful lives, and the difference could be material. Once Newell Rubbermaid has full access to the specifics of Jarden’s intangible assets, additional insight will be gained that could impact the estimated total value assigned to these intangible assets and the estimated useful lives of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to Newell Rubbermaid only upon access to additional information after the completion of the First Merger and/or changes in such factors that may occur prior to the effective time of the First Merger. For each $100 million change in the fair value of identifiable, amortizable intangible assets, there could be an annual change in amortization expense—increase or decrease—of approximately $6 million, assuming a weighted-average useful life of 16 years.

Long-term borrowings:    As of the effective time of the First Merger, debt of the combined company is required to be measured at fair value. The fair values of the Jarden Exchange Notes that are expected to remain outstanding have been estimated using observable market information. No other Jarden indebtedness is expected to remain outstanding following the completion of the First Merger.

Deferred income taxes:    As of the effective time of the First Merger, Newell Rubbermaid will record deferred taxes and other tax adjustments as part of the accounting for the First Merger, primarily related to the estimated fair value adjustments for identifiable intangible assets and property, plant and equipment, the expected conversion and settlement of the three series of currently outstanding Convertible Notes and goodwill. The $1.2 billion net increase to deferred tax liabilities included in the unaudited pro forma condensed combined balance sheet primarily reflects the net impact of these three adjustments, including a $1.5 billion increase associated with the fair value adjustments for identifiable intangible assets, property, plant and equipment and inventory, a $0.1 billion reduction associated with the conversion and settlement of currently outstanding Convertible Notes and a $0.2 billion reduction associated with the elimination of Jarden’s deferred tax liability for goodwill. These estimates are based on a preliminary valuation of Jarden’s intangible assets, property, plant and equipment and inventory and are subject to further review by Newell Rubbermaid, which may result in material adjustments following the closing date of the First Merger.

Other assets/liabilities:    Adjustments to Jarden’s remaining assets and liabilities may also be necessary; however, at this time Newell Rubbermaid has limited knowledge as to the specific details and nature of those assets and liabilities necessary in order to make adjustments to those values. However, since the majority of the remaining assets and liabilities are current assets and liabilities, Newell Rubbermaid believes that the current Jarden book values for these assets represent reasonable estimates of fair value or net realizable value, as applicable. Newell Rubbermaid does not anticipate that the actual adjustments for these assets and liabilities on the closing date will be materially different, other than as indicated below:

Debt issuance costs:    Jarden’s capitalized debt issuance costs as of December 31, 2015 of $53 million are estimated to have no fair value because the two series of Jarden senior notes that are expected to remain outstanding debt obligations of the combined company will be adjusted to fair value and no other Jarden indebtedness is expected to remain outstanding following the completion of the First Merger.

Pension liabilities:    Jarden’s U.S. pension assets and liabilities were adjusted to fair value as of December 31, 2015.

Note 6. Adjustments in the Unaudited Pro Forma Condensed Combined Financial Statements

Reclassifications

The following items are presented as reclassifications in the unaudited pro forma condensed combined financial statements for purposes of conforming Jarden’s classification of certain assets, liabilities, income and expenses to Newell Rubbermaid’s presentation for the combined presentation:

•	$39 million of foreign exchange losses for the year ended December 31, 2015 have been reclassified from SG&A to other expense, net.

•	$2 million of income for the year ended December 31, 2015 associated with investment-related activities and noncontrolling interests have been reclassified from SG&A to other expense, net.

•	$49 million of capitalized software assets as of December 31, 2015 have been reclassified from property, plant and equipment, net to other intangible assets, net.

•	Noncontrolling interests of $26 million have been reclassified from other noncurrent liabilities to stockholders’ equity attributable to noncontrolling interests in the unaudited pro forma condensed combined balance sheet.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

(A) Cost of Products Sold

The unaudited pro forma adjustment to cost of products sold includes amortization expense associated with the estimated fair value of Jarden’s intellectual property of $233 million amortized using an estimated weighted-average useful life of 7 years and incremental depreciation expense associated with the $242 million adjustment to increase property, plant and equipment to its estimated fair value. See Notes 6(J) and 6(L) for the estimated fair values and weighted-average useful lives assumed for Jarden’s property, plant and equipment and identifiable intangible assets, respectively.

The preliminary estimated useful lives and fair value adjustments of the Jarden assets for the Merger Transactions were estimated in accordance with the procedures described in Note 5. With other assumptions held constant, a 10% increase in the fair value adjustment for property, plant and equipment and intellectual property would increase annual pro forma depreciation and amortization expense by $5 million. With other assumptions held constant, a decrease of one year in the estimated weighted-average useful life of property, plant and equipment and intellectual property assets would increase annual pro forma depreciation and amortization expense by $7 million.

The unaudited pro forma adjustment to cost of products sold is as follows (in millions):

Year Ended December 31, 2015
Acquisition-related amortization	$33
Depreciation expense	12

Pro forma adjustment	$45

(B) Selling, General and Administrative Expense (SG&A)

The unaudited pro forma adjustment to SG&A is calculated as follows (in millions):

Year Ended December 31, 2015
Acquisition-related amortization expense, Jarden historical	$(62)
Acquisition-related amortization expense, pro forma	155
Depreciation expense	6
Reclassifications	(37)

Pro forma adjustment	$62

The pro forma adjustment to depreciation expense represents increased depreciation expense associated with the $242 million pro forma adjustment to increase Jarden’s property, plant and equipment to its estimated fair value. The $242 million pro forma adjustment, weighted average depreciable lives and allocation among cost of products sold and SG&A is set out in the following table (dollars in millions).

	Estimated Adjustment	Estimated Weighted- Average Depreciable Life	Estimated Annual Depreciation Expense
Land	$1	N/A	$—
Buildings and improvements	37	30 years	1
Machinery and equipment	204	12 years	17

Total	$242		$18

Cost of products sold			$12
SG&A			$6

The preliminary estimated weighted-average depreciable lives and fair values of Jarden’s property, plant and equipment were estimated in accordance with the procedures described in Note 5. With other assumptions held constant, a 10% increase in the estimated fair values of Jarden’s property, plant and equipment would increase annual pro forma depreciation expense in SG&A by $1 million. With other assumptions held constant, a decrease of one year in the estimated weighted-average depreciable lives would increase annual pro forma depreciation expense in SG&A by $1 million.

The pro forma acquisition-related amortization expense represents additional amortization expense associated with the estimated fair value of Jarden’s amortizable trade names and trademarks, customer relationships and distribution channels and non-compete agreements using the weighted-average useful lives as outlined in the following table (dollars in millions).

	Estimated Fair Value	Estimated Weighted- Average Useful Life	Estimated Annual Amortization Expense
Indefinite-lived trade names and trademarks	$4,851	N/A	$—
Amortizable trade names and trademarks	49	20 years	2
Customer relationships and distribution channels	2,334	17 years	138
Other intangible assets	58	4 years	15

Total			$155

The preliminary estimated weighted-average useful lives and fair values of Jarden’s identifiable intangible assets were estimated in accordance with the procedures described in Note 5. With other assumptions held constant, a 10% increase in the estimated fair values of Jarden’s amortizable trade names and trademarks, customer relationships and distribution channels and non-compete agreements would increase annual pro forma amortization expense in SG&A by $15 million. With other assumptions held constant, a decrease of one year in the estimated weighted-average useful lives of amortizable trade names and trademarks, customer relationships and distribution channels, and non-compete agreements would increase annual pro forma amortization expense in SG&A by $14 million.

(C) Interest Expense

The unaudited pro forma adjustment to interest expense is calculated as follows (in millions):

Year Ended December 31, 2015
Interest expense associated with debt expected to be repaid upon closing of the First Merger	$(211)
Interest expense from expected additional indebtedness	400

Pro forma adjustment	$189

The unaudited pro forma adjustment of $189 million for the year ended December 31, 2015 reflects a decrease in interest expense of $211 million primarily as a result of the expected repayment of $4.6 billion of Jarden’s outstanding debt, which includes all of Jarden’s outstanding debt at December 31, 2015 except for the Jarden Exchange Notes and the expected conversion to equity of Jarden’s three series of Convertible Notes upon closing of the First Merger. Additional pro forma interest expense of $400 million for the year ended December 31, 2015 assumes the expected incurrence by Newell Rubbermaid of an additional $9.5 billion of indebtedness in connection with the First Merger with a weighted-average interest rate of 4.2%, with such incremental borrowings and available cash on the balance sheet used to finance the repayment of $4.6 billion of Jarden’s outstanding debt, including accrued interest, $0.1 billion of merger-related fees and expenses and the $5.5 billion cash consideration. The $9.5 billion of indebtedness includes $1.5 billion of indebtedness under the term loan facility at an estimated interest rate of 2.0% and $8.0 billion of indebtedness expected from offerings of debt securities offered by this prospectus supplement at a weighted-average estimated interest rate of 4.6%. The overall net increase in interest expense is primarily due to incremental borrowings required to finance a portion of the cash component of the total Merger Consideration.

Newell Rubbermaid has entered into the bridge commitment letter, which provides for the bridge credit facility, and entered into the term loan facility to provide for this financing. These unaudited pro forma condensed combined financial statements have assumed that Newell Rubbermaid will complete an offering of debt securities offered by this prospectus supplement based on current market conditions and, as a result, will not borrow any amounts under the bridge facility. Unaudited pro forma interest expense also includes estimates for variable rate debt pursuant to interest rate swaps Newell Rubbermaid expects to enter into upon completing the offering of term note debt securities.

A 0.125% change in the interest rate on expected borrowings would change annual pro forma interest expense by approximately $12 million. In addition, if Newell Rubbermaid does not obtain financing on the terms as anticipated in the unaudited pro forma condensed combined statements of operations and borrows under the bridge credit facility, it would be subject to interest expense and costs at rates higher than those assumed. Specifically, Newell Rubbermaid expects that approximately $8.0 billion of borrowings under the bridge credit facility would be at an annual interest rate of approximately 6.0%, which includes amortization of issuance costs associated with completing the bridge credit facility and fees associated with unused commitments under the bridge credit facility. Any borrowings under the bridge credit facility would be classified as short-term debt in current liabilities.

(D) Other Expense, Net and Other Items

The unaudited pro forma adjustment to other expense, net, represent the reclassifications of net foreign exchange losses and gains associated with investment-related activities and noncontrolling interests from SG&A to other expense, net.

In addition to the foregoing adjustments to the pro forma statement of operations, the following expected estimated costs directly attributable to completion of the Merger Transactions, which are in addition to those discussed in Note 6(C) above, represent nonrecurring items that are excluded from earnings from continuing operations in the unaudited pro forma condensed combined statement of operations (in millions):

	Estimated Bridge Credit Facility Costs	Estimated Executive Compensation Costs	Estimated Transaction Advisory Costs
Gross expense	$54	$64	$50
Tax benefit	20	24	19

Net amount	$34	$40	$31

(E) Income Tax Expense

To calculate the pro forma adjustment to income tax expense, a combined U.S. federal and state statutory tax rate of 37.5% has been applied to the pro forma adjustments for the year ended December 31, 2015.

(F) Weighted Average Shares Outstanding

The unaudited pro forma adjustment to shares outstanding used in the calculation of basic and diluted earnings per share are calculated as follows (in millions of shares):

	Year Ended December 31, 2015
	Basic	Diluted
Weighted-average shares of Jarden common stock and common stock equivalents, including Convertible Notes	(195.8)	(204.5)
Issuance of Newell Rubbermaid common stock	223.8	223.8

Pro forma adjustment	28.0	19.3

As all outstanding shares of Jarden common stock will be eliminated in the First Merger, the unaudited pro forma weighted average number of basic shares outstanding is calculated by adding Newell Rubbermaid’s weighted average number of basic shares outstanding for the period and the number of shares of Newell Rubbermaid common stock expected to be issued to Jarden stockholders in the First Merger. Similarly, the unaudited pro forma weighted average number of diluted shares outstanding is calculated by adding Newell Rubbermaid’s weighted average number of diluted shares outstanding for the period and the number of shares of Newell Rubbermaid common stock expected to be issued in the First Merger. As each outstanding option to acquire shares of Jarden common stock issued and outstanding under any of the Jarden equity plans will be converted and substantially all restricted shares will vest at the effective time of the First Merger in exchange for the right to receive the Merger Consideration, such shares were included in these calculations. In addition, holders of Convertible Notes are expected to convert the Convertible Notes into shares of Jarden common stock and receive the Merger Consideration based on the number of Jarden shares into which the Convertible Notes are convertible, inclusive of the make-whole premium. Shares of Newell Rubbermaid common stock issuable to the holders of Convertible Notes are also included in these calculations. See Note 1 and Note 4 for more information about the treatment of share-based compensation and the Convertible Notes, respectively.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet are as follows:

(G) Cash and Cash Equivalents

The unaudited pro forma adjustment to cash and cash equivalents is calculated as follows (in millions):

Proceeds from additional indebtedness	$9,462
Financing fees	(64)
Transaction advisory costs, executive compensation costs and other	(102)
Cash portion of total Merger Consideration	(5,451)
Repayment of Jarden debt based on change-in-control provisions, including accrued interest	(4,588)
Cash to settle Jarden’s interest rate hedging contracts	(7)

Total adjustment to cash and cash equivalents	$(750)

Components of the adjustment include an increase in cash resulting from new debt expected to be incurred in connection with the First Merger and a decrease in cash resulting from repayment of Jarden debt, the cash component of the total Merger Consideration and estimated financing fees for the term loan facility, bridge credit facility and the financing that would replace financing available under the bridge credit facility. The pro forma adjustment reflects the use of $750 million of available balance sheet cash and cash equivalents for the cash requirements of the Merger Transactions.

The $9.5 billion of new debt expected to be incurred in connection with the First Merger represents $1.5 billion from the term loan facility and $8.0 billion from the expected offering of debt securities offered by this prospectus supplement.

The $64 million to be used for financing fees consists of issuance costs for the term loan facility and expected offering of debt securities offered by this prospectus supplement.

The $5.5 billion cash component of the total Merger Consideration represents $21 per Jarden share multiplied by the 259.6 million shares of Jarden common stock expected to be cancelled and exchanged in the First Merger, which includes shares of Jarden common stock expected to be issued to holders of Convertible Notes.

The $4.6 billion of cash expected to be used for the repayment of Jarden debt includes amounts for the payment of principal, accrued interest and the change-in-control premium for all of Jarden’s outstanding debt at December 31, 2015, except for the Jarden Exchange Notes Newell Rubbermaid expects to continue as outstanding indebtedness of Newell Rubbermaid after completion of the First Merger as described in Note 1.

Certain existing interest rate hedging contracts of Jarden are expected to be settled shortly after the completion of the First Merger. Net cash used to settle these contracts and the elimination of the derivative liability is $7 million.

(H) Inventories

The unaudited pro forma adjustment of $411 million represents the step-up of Jarden’s inventory balance to the preliminary estimated fair value of approximately $2.2 billion as of December 31, 2015.

As raw materials inventory was assumed to be at fair value, the adjustment is related to work-in-process and finished goods inventory. The preliminary fair value of Jarden’s work-in process and finished goods inventory was estimated based on procedures performed during due diligence and Newell Rubbermaid’s and Jarden’s historical experience with fair value adjustments to inventories in similar transactions.

(I) Prepaid Expenses and Other

The unaudited pro forma adjustment to prepaid expenses and other of $9 million reflects current income tax benefits associated with $40 million of estimated transaction advisory costs that Newell Rubbermaid had not incurred as of December 31, 2015 and $64 million of cash and other consideration due to Jarden’s executive officers upon completion of the Merger Transactions and the write-off, net of tax, of $46 million of capitalized bridge credit facility costs. The tax benefit adjustments of $15 million for advisory costs, $24 million for executive compensation and $17 million for bridge credit facility costs were estimated at a 37.5% tax rate since the costs are expected to be incurred in the U.S. and Newell Rubbermaid anticipates generating sufficient earnings to realize the income tax benefits.

The unaudited pro forma adjustment to prepaid expenses and other is summarized as follows (in millions):

Write-off capitalized bridge credit facility costs	$(46)
Tax benefit of bridge credit facility costs	17
Tax benefit of advisory costs associated with the Merger Transactions	15
Tax benefit of Jarden executive compensation	24
Other	(1)

$9

(J) Property, Plant and Equipment, Net

The unaudited pro forma adjustment to property, plant and equipment, net represents the reclassification of $49 million of capitalized software from property, plant and equipment, net to other intangibles, net, and the $242 million adjustment to increase Jarden’s property, plant and equipment to its estimated fair value, as follows (dollars in millions):

	As Reported(1)	Estimated Adjustment	Estimated Fair Value	Estimated Weighted- Average Depreciable Life
Land	$56	$1	$57	N/A
Buildings and improvements	304	37	341	30 years
Machinery and equipment	665	204	869	12 years

Total	$1,025	$242	$1,267

(1)	Excludes $49 million of capitalized software that was reclassified to other intangibles, net.

(K) Goodwill

Goodwill reflects the preliminary estimate of the excess of the total Merger Consideration to be paid by Newell Rubbermaid over the fair value of Jarden’s identifiable assets and liabilities. The estimated total Merger Consideration to be paid by Newell Rubbermaid to complete the First Merger, based on the closing price of Newell Rubbermaid common stock on March 1, 2016 (the most recent practicable date), and the excess of the purchase price over the estimated fair value of the identifiable net assets is calculated as follows (in millions):

Total Merger Consideration	$14,293
Less fair value of Jarden’s identifiable net assets and liabilities, including repayments of debt	(3,673)

Total new goodwill	10,620
Less Jarden historical goodwill	(4,260)

Pro forma goodwill adjustment	$6,360

See Notes 4 and 5 for details regarding the effects of changes in the price of Newell Rubbermaid common stock and the preliminary estimated fair values of Jarden’s assets and liabilities.

(L) Other Intangible Assets, Net

The unaudited pro forma adjustment reflects the step-up to the preliminary estimated fair value of Jarden’s identifiable intangible assets from the respective carrying values reported by Jarden as of December 31, 2015. The intangible assets primarily consist of trade names and trademarks, customer relationships and distribution channels, and intellectual property, as follows (dollars in millions):

	As Reported	Adjustment	Estimated Fair Value	Estimated Weighted- Average Useful Life
Indefinite-lived trade names and trademarks	$2,426	$2,425	$4,851	N/A
Amortizable trade names and trademarks	12	37	49	20 years
Customer relationships and distribution channels	1,593	741	2,334	17 years
Intellectual property	47	186	233	7 years
Other intangible assets	17	41	58	4 years

Total	$4,095	$3,430	$7,525

A significant amount of the trade names and trademarks are expected to have an indefinite life, and certain trade names and trademarks deemed not to have an indefinite life are expected to be amortized on a straight-line basis over estimated useful lives that will generally range from 10 to 30 years. A substantial majority of the trade names and trademarks are expected to be indefinite-lived intangible assets, as these assets have no legal, contractual, regulatory, economic or other competitive limiting factors and Newell Rubbermaid expects to use them for the foreseeable future. The portion of the estimated fair value of trade names and trademarks allocated to indefinite-lived and amortizable assets was based on Newell Rubbermaid’s and Jarden’s historical experience in allocating value to acquired trade names and trademarks for transactions in the consumer products industry.

The estimated fair value of customer relationship and distribution channel intangible assets is expected to be amortized on a straight-line basis over estimated useful lives that will generally range from 10 to 25 years, and the estimated fair value of intellectual property intangible assets is expected to be amortized on a straight-line basis over estimated useful lives that will generally range from 5 to 10 years, subject to the finalization of the allocation of the total Merger Consideration. The estimated amortizable life of customer relationships and distribution channels was determined after consideration of Jarden’s historical experience in assigning lives to its acquired intangible assets. Based on due diligence, Newell Rubbermaid currently believes that Jarden’s customers and distribution channels have demonstrated consistent buying patterns for many years and a number of the customer relationships and distribution channels have existed for decades.

See Note 5, Note 6(A) and Note 6(B) for a discussion of the possible effects of changes in the preliminary fair value and estimated remaining weighted-average useful lives of Jarden’s intangible assets compared to those presented in the unaudited pro forma condensed combined financial statements, including the effects on the calculation of pro forma amortization expense.

The pro forma adjustment for other intangible assets, net also includes $49 million of capitalized software reclassified from property, plant and equipment.

(M) Other Assets

The unaudited pro forma adjustment to other assets is calculated as follows (in millions):

Elimination of Jarden’s unamortized debt issuance costs	$(53)
Capitalized financing costs related to additional indebtedness	64

Total pro forma adjustment	$11

The pro forma adjustment reflects the elimination of unamortized debt issuance costs associated with existing Jarden debt expected to be repaid in connection with the First Merger; the unamortized debt issuance costs associated with Jarden debt expected to remain outstanding since it will be adjusted to fair value; and unamortized debt issuance costs associated with Jarden’s three series of Convertible Notes due to the expected conversion of the Convertible Notes into shares of Jarden common stock. The pro forma adjustment also includes the addition of financing costs expected to be incurred by Newell Rubbermaid relating to the expected additional indebtedness to be incurred in connection with the First Merger, including the term loan facility and the completion of the offering of debt securities offered by this prospectus supplement.

(N) Other Accrued Liabilities

The unaudited pro forma adjustment to other accrued liabilities is calculated as follows (in millions):

Other Accrued Liabilities
Accrued executive compensation	$22
Settlement of Jarden’s accrued interest on Jarden debt to be repaid	(17)
Settlement of liabilities related to Newell Rubbermaid’s accrued transaction costs	(11)

Total pro forma adjustment	$(6)

The unaudited pro forma adjustment reflects an increase in accrued liabilities associated with compensation arrangements with certain Jarden executives, and such compensation-related liabilities are triggered upon completion of the First Merger. The unaudited pro forma adjustment reflects the payment of Jarden’s accrued interest on debt expected to be repaid upon completion of the First Merger and the settlement of Newell Rubbermaid’s transaction costs for the Merger Transactions that were accrued as of December 31, 2015.

(O) Debt

The unaudited pro forma debt adjustments are classified between short-term debt, current portion of long-term debt and long-term debt as follows (in millions):

	Short-term Debt	Current Portion of Long-term Debt	Long-term Debt
Fair value adjustment to Jarden debt expected to be retained	$—	$—	$27
Conversion of Convertible Notes	—	—	(1,195)
Repayment of certain Jarden debt	(594)	—	(3,971)
Newell Rubbermaid borrowings pursuant to term loan facility	—	75	1,425
Newell Rubbermaid newly issued debt securities	—	—	7,962

Total pro forma adjustment	$(594)	$75	$4,248

Adjustments to Jarden debt include a fair value adjustment in the amount of $23 million and elimination of unamortized debt discount of $4 million associated with the Jarden Exchange Notes after completion of the Merger Transactions. The fair value of this debt is likely to fluctuate until the First Merger is completed. See Note 1 for further information on the Jarden debt expected to remain outstanding after completion of the Merger Transactions.

Due to the expected repayment of certain Jarden debt upon completion of the First Merger and the expected conversion of Jarden’s three series of Convertible Notes, the adjustment reflects the elimination of $5,760 million of outstanding Jarden debt at Jarden’s book value.

The pro forma adjustment also includes an estimated $9,462 million of debt expected to be incurred by Newell Rubbermaid primarily to repay the Jarden debt, fund transaction-related cash requirements and fund the cash portion of the total Merger Consideration. Newell Rubbermaid has entered into the bridge commitment letter contemplating the bridge credit facility and the term loan facility to provide for this financing. The unaudited pro forma condensed combined financial statements have been prepared assuming that Newell Rubbermaid will complete the offering of debt securities offered by this prospectus supplement and, as a result, will not borrow any amounts under the bridge credit facility. Any borrowings under the bridge credit facility would be classified as short-term debt in current liabilities. The $75 million current portion of long-term debt adjustment reflects the expected provisions of the term loan facility, which require 5% of the expected $1.5 billion of borrowings under the term loan facility to be repaid within one year of borrowing.

(P) Deferred Income Tax Liabilities

The unaudited pro forma adjustment to deferred income tax liabilities is calculated as follows (in millions):

Net impact to deferred tax liabilities associated with Jarden’s inventory, property, plant and equipment and identifiable intangible assets	$1,531
Debt discount on Convertible Notes	(97)
Jarden deferred tax liability associated with goodwill	(169)
Fair value adjustment to Jarden’s U.S. pension liabilities	(14)
Other, net	(2)

Total pro forma adjustment	$1,249

The unaudited pro forma adjustment reflects the change in net deferred income tax liabilities arising from the fair value adjustments to Jarden’s assets and liabilities. Deferred income tax adjustments arising from fair value adjustments have been estimated at the combined statutory U.S. federal and state tax rate of 37.5%.

Newell Rubbermaid expects the holders of the three series of Convertible Notes to convert the Convertible Notes into shares of Jarden common stock in connection with the completion of the First Merger, and accordingly, the deferred tax liabilities associated with the debt discount on the Convertible Notes will be eliminated upon conversion. The unaudited pro forma adjustment also includes a reduction in deferred tax liabilities to eliminate Jarden’s deferred tax liability associated with goodwill and a fair value adjustment to Jarden’s U.S. pension liabilities at a rate of 37.5%.

(Q) Other Noncurrent Liabilities

The unaudited pro forma adjustment to other noncurrent liabilities is calculated as follows (in millions):

Fair value adjustment to Jarden’s U.S. pension liabilities	$38
Fair value adjustment to Jarden’s deferred rent liabilities	(16)
Settlement of liabilities related to Jarden’s interest rate hedging contracts	(7)
Reclassification of noncontrolling interests to Stockholders’ equity attributable to noncontrolling interests	(26)

Total pro forma adjustment	$(11)

The unaudited pro forma adjustment reflects adjustments to Jarden’s U.S. net pension liabilities based on adjusting the plan assets and liabilities to estimated fair value as of December 31, 2015, including the impacts of estimating pension liabilities using mortality tables used by Newell Rubbermaid. The unaudited pro forma adjustment also includes an adjustment to Jarden’s deferred rent liabilities based on the preliminary estimated fair value of Jarden’s lease arrangements. The unaudited pro forma adjustment also includes the settlement of Jarden’s interest rate hedging contracts. See Note 6(G) for additional detail concerning the settlement of Jarden’s interest rate hedging contracts.

(R) Stockholders’ Equity

The pro forma balance sheet reflects the elimination of Jarden’s historical equity balances and the issuance of approximately 223.8 million shares of Newell Rubbermaid common stock expected to be issued in the First Merger (based upon the number of shares of Jarden common stock outstanding, the number of shares underlying equity compensation awards outstanding or to be granted pursuant to executive compensation arrangements, and shares underlying the Convertible Notes). The unaudited pro forma adjustment to common stock, additional paid-in capital and retained earnings is calculated as follows (in millions):

	Common Stock	Additional Paid-in Capital	Retained Earnings
Elimination of Jarden historical balance	$(3)	$(4,094)	$(1,431)
Issuance of Newell Rubbermaid common stock, net of issuance costs	224	8,614	—
Estimated transaction advisory costs	—	—	(40)
Bridge credit facility costs	—	—	(52)
Tax benefit of transaction advisory costs and bridge credit facility costs	—	—	32

Total pro forma adjustment	$221	$4,520	$(1,491)

Retained earnings were reduced for estimated transaction advisory costs and costs related to the bridge credit facility, net of the estimated tax effects related to these one-time costs. The estimated transaction advisory costs and bridge credit facility costs have been excluded from the unaudited condensed combined pro forma statement of operations as they reflect charges directly attributable to the Merger Transactions that will not have an ongoing impact on the combined company. Newell Rubbermaid had accrued and expensed $10 million of transaction costs associated with the Merger Transactions as of December 31, 2015.

(S) Stockholders’ Equity Attributable to Noncontrolling Interests

The adjustment to stockholders’ equity attributable to noncontrolling interests represents a reclassification of Jarden’s noncontrolling interests of $26 million from other noncurrent liabilities.

Note 7. Other Acquisitions and Transactions

Since January 1, 2015, each of Newell Rubbermaid and Jarden have completed a number of acquisitions and related financing transactions, including the incurrence of debt and, in the case of Jarden the issuance of Jarden common stock, which have been included in their respective results of operations since the date of each such transaction. All of the acquisitions are insignificant individually to each of Newell Rubbermaid and Jarden, as applicable, and are collectively insignificant to Newell Rubbermaid and Jarden, as applicable, in 2015. The acquisitions include Newell Rubbermaid’s October 2015 acquisition of Elmer’s for $600 million and Jarden’s (i) November 2015 acquisition of Jostens for approximately $1.5 billion and (ii) July 2015 acquisition of Waddington for $1.35 billion. Although the other acquisitions and related financing transactions are reflected in each of Newell Rubbermaid’s and Jarden’s actual historical financial results since the date of each respective transaction, pro forma effect is not given to any of such acquisitions or any related financing activities in the accompanying unaudited pro forma condensed combined financial statements.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture, dated as of November 19, 2014, between us and U.S. Bank National Association, as trustee (as used in this prospectus supplement, the “trustee”). The indenture is subject to, and governed by, the Trust Indenture Act of 1939.

$          aggregate principal amount of notes are being offered hereby, consisting of:

•	$ aggregate principal amount of the 2019 notes (the “2019 notes”);

•	$ aggregate principal amount of the 2021 notes (the “2021 notes”);

•	$ aggregate principal amount of the 2023 notes (the “2023 notes”);

•	$ aggregate principal amount of the 2026 notes (the “2026 notes”);

•	$ aggregate principal amount of the 2036 notes (the “2036 notes”); and

•	$ aggregate principal amount of the 2046 notes (the “2046 notes”).

We refer to the 2019 notes, the 2021 notes, the 2023 notes, the 2026 notes, the 2036 notes and the 2046 notes collectively as the “notes.”

The term “debt securities,” as used in this prospectus supplement, refers to all debt securities issued and issuable from time to time under the indenture and includes the notes. The debt securities and the trustee are more fully described in the accompanying prospectus under the caption “Description of Debt Securities.” The following summary of certain provisions of the notes and of the indenture is not complete and is qualified in its entirety by reference to the indenture, a form of which is incorporated as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption “Description of Debt Securities” in the accompanying prospectus. Terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings given to them in the indenture.

Ranking

The notes:

•	will be general unsecured obligations of Newell Rubbermaid;

•	will be pari passu in right of payment with all of our other unsecured debt and unsubordinated indebtedness from time to time outstanding; and

•	will be senior in right of payment to any future subordinated indebtedness of Newell Rubbermaid.

All debt securities, including the notes, issued and to be issued under the indenture will be our unsecured general obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Because Newell Rubbermaid is a holding company and conducts its business principally through its subsidiaries, these notes will be structurally subordinated to the liabilities of its subsidiaries. For example, substantially all of Newell Rubbermaid’s consolidated accounts payable represent obligations of Newell Rubbermaid’s subsidiaries. The rights of Newell Rubbermaid, and the rights of its creditors, including the holders of the notes, to participate in any distribution of the assets of any of its subsidiaries upon that subsidiary’s liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of that subsidiary, except to the extent that Newell Rubbermaid’s claims as a creditor of that subsidiary may be recognized.

The indenture does not limit the aggregate principal amount of debt securities that we may issue. We may issue debt securities from time to time as a single series or in two or more separate series up to the aggregate principal amount that we authorize from time to time for each series. We may, from time to time, without the consent of the holders of the notes, issue additional notes or other debt securities under the indenture in addition to the aggregate principal amount of the notes offered by this prospectus supplement.

Principal, Maturity and Interest

We are initially offering $         million principal amount of the notes as outlined above. We may, without the consent of the holders, increase the principal amount of any series of the notes outstanding in the future by issuing additional notes of such series with the same terms and conditions and with the same CUSIP number as the notes of such series so that the additional notes will be consolidated and form a single series with the notes of such series.

The notes will bear interest at the following rates per annum, subject in each case to adjustment as described below under “—Interest Rate Adjustment of the Notes Based on Certain Rating Events”, and mature on the following dates and mature on the following dates:

Series	Interest Rate		Maturity Date
2019 notes		%	, 2019
2021 notes		%	, 2021
2023 notes		%	, 2023
2026 notes		%	, 2026
2036 notes		%	, 2036
2046 notes		%	, 2046

Interest on the notes will accrue from          , 2016 or from the most recent interest payment date to which interest has been paid or duly provided for. We will compute interest on the basis of a 360-day year consisting of twelve 30-day months.

Interest on the notes will be payable semi-annually, in arrears, on          and          of each year during which an installment of interest is due and payable, commencing          , 2016; to the persons in whose names the notes are registered at the close of business on the          or          , as applicable (whether or not a business day), preceding the interest payment date.

If any interest payment date or maturity or redemption date falls on a day that is not a business day, then the payment will be made on the next business day without additional interest and with the same effect as if it were made on the originally scheduled date. “Business day,” with respect to any place of payment or any other particular location referred to in the indenture or the notes, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that place of payment or particular location are authorized or obligated by law or executive order to close.

We will issue the notes only in fully registered book-entry form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes may be transferred or exchanged only through a participating member of The Depository Trust Company, or any successor depositary (“DTC”). See “Description of the Notes—Book-Entry, Delivery and Form.”

We will make payments of principal of, and premium, if any, and interest on, notes through the trustee to DTC or its nominee. See “Description of the Notes—Book-Entry, Delivery and Form.”

The notes will not have the benefit of any sinking fund.

The notes are subject to defeasance and discharge as described under the caption “Description of Debt Securities—Defeasance” in the accompanying prospectus.

Interest Rate Adjustment of the Notes Based on Certain Rating Events

The interest rate payable on each series of notes will be subject to adjustment from time to time if either Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) (or, in either case, a Substitute Rating Agency) downgrades (or subsequently upgrades) its rating assigned to the notes, as set forth below. Each of Moody’s, S&P and any Substitute Rating Agency is an “Interest Rate Rating Agency,” and together they are “Interest Rate Rating Agencies.”

If the rating of a series of the notes from one or both of Moody’s or S&P (or, if applicable, any Substitute Rating Agency) is decreased to a rating set forth in either of the immediately following tables, the interest rate on the notes of such series will increase from the interest rate set forth on the cover page of this prospectus supplement by an amount equal to the sum of the percentages per annum set forth in the following tables opposite those ratings:

Moody’s Rating*	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

S&P Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency

For purposes of making adjustments to the interest rate on the notes of any series, the following rules of interpretation will apply:

(1)

if at any time less than two Interest Rate Rating Agencies provide a rating on the notes for reasons not within our control (i) we will use commercially reasonable efforts to obtain a rating on the notes from a Substitute Rating Agency for purposes of determining any increase or decrease in the interest rate on the notes pursuant to the tables above, (ii) such Substitute Rating Agency will be substituted for the last Interest Rate Rating Agency to provide a rating on the notes but which has since ceased to provide such rating, (iii) the relative ratings scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings shall be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table, and (iv) the interest rate on the notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate with respect to the notes set forth on the cover page of this prospectus supplement plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (iii) above) (plus any applicable percentage resulting from a decreased rating by the other Interest Rate Rating Agency);

(2)	for so long as only one Interest Rate Rating Agency provides a rating on the notes, any increase or decrease in the interest rate on the notes of any series necessitated by a reduction or increase in the rating by that Interest Rate Rating Agency shall be twice the applicable percentage set forth in the applicable table above;

(3)	if both Interest Rate Rating Agencies cease to provide a rating of the notes for any reason, and no Substitute Rating Agency has provided a rating on the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% per annum above the interest rate on the notes prior to any such adjustment;

(4)	if Moody’s or S&P ceases to rate the notes or make a rating of the notes publicly available for reasons within our control, we will not be entitled to obtain a rating from a Substitute Rating Agency and the increase or decrease in the interest rate on the notes shall be determined in the manner described above as if either only one or no Interest Rate Rating Agency provides a rating on the notes, as the case may be;

(5)	each interest rate adjustment required by any decrease or increase in a rating as set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, any Substitute Rating Agency), shall be made independently of (and in addition to) any and all other interest rate adjustments occasioned by the action of the other Interest Rate Rating Agency;

(6)	in no event will (i) the interest rate on the notes be reduced to below the interest rate on the notes at the time of issuance or (ii) the total increase in the interest rate on the notes exceed 2.00% above the interest rate payable on the notes on the date of their initial issuance; and

(7)	subject to clauses (3) and (4) above, no adjustment in the interest rate on the notes shall be made solely as a result of an Interest Rate Rating Agency ceasing to provide a rating of the notes.

If at any time the interest rate on any series of the notes has been adjusted upward and either of the Interest Rate Rating Agencies subsequently increases its rating of the notes of such series, the interest rate on the notes of such series will again be adjusted (and decreased, if appropriate) such that the interest rate on the notes of such series equals the interest rate on the notes of such series prior to any such adjustment plus (if applicable) an amount equal to the sum of the percentages per annum set forth opposite the ratings in the tables above with respect to the ratings assigned to the notes of such series (or deemed assigned) at that time, all calculated in accordance with the rules of interpretation set forth above. If Moody’s or any Substitute Rating Agency subsequently increases its rating on the notes of a series to “Baa3” (or its equivalent if with respect to any Substitute Rating Agency) or higher and S&P or any Substitute Rating Agency subsequently increases its rating on the notes of a series to “BBB-” (or its equivalent if with respect to any Substitute Rating Agency) or higher, the interest rate on such notes will be decreased to the interest rate on the notes of such series prior to any adjustments made pursuant to this section.

Any interest rate increase or decrease described above will take effect from the first day of the interest period following the period in which a rating change occurs requiring an adjustment in the interest rate. If either Interest Rate Rating Agency changes its rating of the notes of a series more than once during any particular interest period, the last such change by such Interest Rate Rating Agency to occur will control in the event of a conflict for purposes of any increase or decrease in the interest rate with respect to the notes of such series.

The interest rate on any series of notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either Interest Rate Rating Agency) if such notes become rated “Baa1” or higher by Moody’s (or its equivalent if with respect to any Substitute Rating Agency) and “BBB+” or higher by S&P (or its equivalent if with respect to any Substitute Rating Agency), in each case with a stable or positive outlook.

If the interest rate on any series of notes is increased as described above, the term “interest,” as used with respect to such series of notes, will be deemed to include any such additional interest unless the context otherwise requires.

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by us (pursuant to a resolution of the our board of directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will not be required to pay a service charge for any transfer or exchange but will be required to pay certain taxes and governmental charges that are due on certain transfers. We will not be required to transfer or exchange any note selected for redemption. We also will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

All or any portion of the 2019 notes may be redeemed at any time prior to                      , 2019 (the date that is one month prior to the maturity date), all or any portion of the 2021 notes may be redeemed at any time prior to                      , 2021 (the date that is one month prior to the maturity date), all or any portion of the 2023 notes may be redeemed at any time prior to                      , 2023 (the date that is two months prior to the maturity date), all or any portion of the 2026 notes may be redeemed at our option at any time prior to                      , 2025 (the date that is three months prior to the maturity date), all or any portion of the 2036 notes may be redeemed at our option at any time prior to                      , 2035 (the date that is six months prior to the maturity date), and all or any portion of the 2046 notes may be redeemed at our option at any time prior to                      , 2045 (the date that is six months prior to the maturity date) (each such date the applicable “par call date”), at a redemption price for the notes to be redeemed equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (in the case of the 2026 notes, assuming that the 2026 notes matured on the par call date) (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus basis points, in the case of the 2019 notes, plus basis points in the case of the 2021 notes, plus basis points, in the case of the 2023 notes, plus basis points, in the case of the 2026 notes, plus basis points, in the case of the 2036 notes, and plus basis points, in the case of the 2046 notes (a “Make-Whole Amount”), as determined by the Quotation Agent (as defined below), plus, in each case, accrued and unpaid interest on the notes being redeemed to the redemption date.

On or after the applicable par call date, all or any portion of the 2019 notes, the 2021 notes, the 2023 notes, the 2026 notes, the 2036 notes and/or the 2046 notes may be redeemed at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date.

Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant regular record date according to the notes and the indenture.

We will cause the trustee on our behalf to mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date. The notes will be redeemed in increments of $1,000 and, if we redeem any notes only in part, such that the principal amount that remains outstanding of each note that we redeem only in part equals $2,000 or an integral multiple of $1,000 in excess thereof.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the related Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we obtain fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is obtained, such Quotation.

“Quotation Agent” means a Reference Treasury Dealer selected by us.

“Reference Treasury Dealer(s)” means one or more primary U.S. Government securities dealer(s) in New York City selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the notes, or any portion of the notes, called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by DTC or, if the notes to be redeemed are not represented by a global security, by a method the trustee deems to be fair and appropriate.

Special Mandatory Redemption

In the event that (a) the Merger Agreement is terminated on or at any time prior to July 31, 2016 or (b) the Merger Transaction are not completed on or at any time prior to July 31, 2016 (subject to an extension by the parties for up to an additional 90 days after such date) (any such event being a “Special Mandatory Redemption Event”), we will redeem all of the notes (the “Special Mandatory Redemption”) at a price equal to 101% of the initial issue price of the notes plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the date of original issuance of the notes to, but not including, the redemption date (the “Special Mandatory Redemption Price”).

Notice of the occurrence of a Special Mandatory Redemption Event and that a Special Mandatory Redemption is to occur (the “Special Mandatory Redemption Notice”) shall be delivered to the trustee and mailed by first class mail to each holder of notes’ registered address or electronically delivered according to the procedures of DTC as to global notes, within five business days after the Special Mandatory Redemption Event. At our written request, the trustee shall give the Special Mandatory Redemption Notice in our name and at our expense. On such date specified in the Special Mandatory Redemption Notice as shall be no more than five business days (or such other minimum period not to exceed 30 days as may be required by DTC) after mailing or sending the Special Mandatory Redemption Notice, the Special Mandatory Redemption shall occur (the date of such redemption, the “Special Mandatory Redemption Date”).

If funds sufficient to pay the Special Mandatory Redemption Price of all of the notes to be redeemed on the Special Mandatory Redemption Date are deposited with a paying agent or the trustee on or before such Special Mandatory Redemption Date, then on and after such Special Mandatory Redemption Date, the notes shall cease to bear interest and, other than the right to receive the Special Mandatory Redemption Price, all rights under such notes shall terminate.

Prior to the Special Mandatory Redemption or the completion of the Merger Transactions, we shall maintain the net proceeds from this offering on hand at all times (in cash or cash equivalents). However, the net proceeds from this offering will not be held in escrow, and holders of notes will not have any special access or rights to or a security interest or encumbrance of any kind on the net proceeds from this offering.

Upon the occurrence of the closing of the Merger Transactions, the foregoing provisions regarding the Special Mandatory Redemption will cease to apply. The Merger Agreement may be terminated by either us or Jarden if the completion of the First Merger has not occurred on or before July 31, 2016, subject to an extension for an additional 90 days in the event that certain regulatory clearances have not yet been obtained.

Our obligation to redeem notes in a Special Mandatory Redemption may not be waived or modified without the written consent of each holder of the notes so affected.

Change of Control Offer

If a change of control triggering event occurs with respect to the notes, unless we have exercised our option to redeem such notes as described above by mailing notice of such redemption to the registered holders of the notes being redeemed, we will be required to make an offer (a “change of control offer”) to each holder of the series of notes with respect to which such change of control triggering event has occurred to repurchase all of such holder’s notes or any part of such holder’s notes such that the principal amount that remains outstanding of each note not repurchased in full equals $2,000 or an integral multiple of $1,000 in excess thereof on the terms set forth in such notes. In a change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase (a “change of control payment”).

Within 30 days following any change of control triggering event or, at our option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of the notes, as the case may be, describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase such notes on the date specified in the applicable notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (a “change of control payment date”). The notice will, if mailed prior to the date of consummation of the change of control, state that the change of control offer is conditioned on the change of control triggering event occurring on or prior to the applicable change of control payment date.

Upon the change of control payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the change of control payment date an event of default under the indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.

For purposes of the change of control offer provisions of the notes, the following terms will be applicable:

“Change of control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, other than our company or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding voting stock or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares; (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person, immediately after giving effect to such transaction; (4) the first day on which a majority of the members of our Board of Directors are not continuing directors; or (5) the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (2) above if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company. The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

“Change of control triggering event” with respect to a series of notes means the occurrence of both a change of control and a rating event with respect to such series of notes.

“Continuing directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date the notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Inc., and its successors.

“Investment grade rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and a rating equal to or higher than BBB- (or the equivalent) by S&P, and a rating equal to or higher than the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Rating agencies” means (1) each of Fitch, Moody’s and S&P and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes of a series or fails to make a rating of such notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“Rating event” means, with respect to any series of notes, that on any day during the period (the “trigger period”) commencing 60 days prior to the first public announcement by us of any change of control (or pending change of control) and ending 60 days following consummation of such change of control (which trigger period will be extended following consummation of a change of control for so long as any of the rating agencies has publicly announced that it is considering a possible ratings change), the notes of such series cease to have an investment grade rating from at least two of the three rating agencies. Unless at least two of the three rating agencies are providing a rating for the notes of such series at the commencement of any trigger period, the notes of such series will be deemed to have ceased to have an investment grade rating from at least two of the three rating agencies during that trigger period.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of assets and those of our subsidiaries taken as a whole to another person or group may be uncertain.

Book-Entry, Delivery and Form

DTC.    The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued as fully registered securities registered in the name Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully registered security certificate will be issued for such series of notes, in the aggregate principal amount of such series, and will be deposited with DTC.

The following is based on information furnished by DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agents. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others—indirect participants—such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. DTC has a Standard & Poor’s rating of AA+. The DTC rules applicable to its participants are on file with the SEC.

Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each actual purchaser of each security—the beneficial owner—is in turn recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchases.

Beneficial owners are, however, expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they entered into the transactions. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If applicable, redemption notices shall be sent to DTC. If less than all of the notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to notes unless authorized by a direct participant in accordance with DTC’s MMI procedures. Under its usual procedures, DTC mails an omnibus proxy to Newell as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, principal payments and any premium, interest or other payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from Newell or the paying agent, on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, Newell or the paying agent, subject to any statutory or regulatory requirements in effect from time to time. Payment of redemption proceeds, principal and any premium, interest or other payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Newell and the paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

A beneficial owner shall give notice to elect to have its notes purchased or tendered, through its participant, to the appropriate agent and will effect delivery of such notes by causing the direct participant to transfer the participant’s interest in the notes on DTC’s records to the appropriate agent. The requirement for physical delivery of the notes in connection with an optional tender or mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered notes to the DTC account of the appropriate agent.

We have provided the foregoing information with respect to DTC to the financial community for information purposes only. We do not intend the information to serve as a representation, warranty or contract modification of any kind. We have received the information in this section concerning DTC and DTC’s system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Clearstream.    Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters of this offering. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear.    Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes a policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operation is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading. Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, if the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as the United States.

The information in this section concerning DTC, its book-entry system, Clearstream and Euroclear and their respective systems has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

Certificated Notes

We will issue certificated notes, in registered form for U.S. federal income tax purposes, of a series to each person that DTC identifies as the beneficial owner of notes of such series represented by global notes upon surrender by DTC of such global notes only if:

•	DTC notifies us that it is no longer willing, able or eligible to act as a depositary for such global notes, and we have not appointed a successor depositary within 60 days of that notice;

•	an event of default has occurred and is continuing; or

•	subject to DTC’s procedures, we decide not to have the notes of such series represented by global notes.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in DTC in identifying the beneficial owners of the notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes to be issued.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes issued pursuant to this offering. It is not a complete analysis of all the potential tax considerations relating to the notes. This summary is based upon the provisions of the Code, Treasury Regulations promulgated under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this prospectus supplement, and all of which are subject to change or to different interpretations, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth herein. No ruling from the Internal Revenue Service (the “IRS”), or opinion of counsel has or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax considerations relating to the acquisition, ownership and disposition of the notes.

This summary is limited to beneficial owners of the notes that purchase the notes upon their initial issuance at their “issue price” (generally, the first price at which a substantial amount of the notes is sold for cash to investors (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers)) and that will hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment purposes). This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction. In addition, this summary does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s particular circumstances, or to certain categories of holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	brokers and dealers in securities, currencies or commodities;

•	U.S. expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders (as defined below) whose functional currency is not the United States dollar;

•	persons that will hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons deemed to sell the notes under the constructive sale provisions of the Code;

•	Non-U.S. Holders (as defined below) subject to special rules under the Code, including “controlled foreign corporations” and “passive foreign investment companies” or entities that accumulate earnings to avoid U.S. federal income tax; or

•	entities or arrangements treated as partnerships for United States federal income tax purposes or other pass-through entities, or investors in such entities.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership or arrangement treated as a partnership for U.S. federal income tax purposes that will hold notes, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of holding the notes to you.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax considerations arising under other U.S. federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Certain Additional Payments

In certain circumstances (see “Description of the Notes—Change of Control Offer” and “Description of the Notes—Special Mandatory Redemption”), we may be obligated to pay amounts in excess of stated interest or principal on the notes. The obligation to make these payments may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments,” which, if applicable, could cause the timing, amount and character of a holder’s income, gain or loss with respect to the notes to be different from the consequences discussed herein. Under the applicable Treasury Regulations, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies (determined as of the date the notes are issued) are ignored, and a single payment schedule can be presumed to apply if it is significantly more likely than not to occur. We believe and intend to take the position that the possibility of the payment of amounts in excess of stated interest or principal on the notes will not result in the notes being treated as contingent payment debt instruments. Our position will be binding on all holders, except a holder that discloses its differing position to the IRS in the manner required by applicable Treasury Regulations. Our position is not, however, binding on the IRS, which may take a contrary position and treat the notes as contingent payment debt instruments. Holders of the notes are urged to consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes. The remainder of this summary assumes the notes will not be treated as contingent payment debt instruments.

Consequences to U.S. Holders

The following portion of this summary will apply to you if you are a “U.S. Holder.” For purposes of this discussion, a U.S. Holder is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more United States persons (as defined under the Code) have the authority to control all of the substantial decisions of that trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Payments of Interest

It is anticipated, and this discussion assumes, that the notes will be issued at par or at a discount that is less than a “de minimis” amount for U.S. federal income tax purposes, and therefore, without original issue discount. Stated interest on the notes generally will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, you will recognize taxable gain or loss equal to the difference, if any, between the sum of cash plus the fair market value of property received on such disposition (except any cash or property attributable to accrued but unpaid interest, which will be treated as interest as described above under “Payments of Interest” to the extent not previously included in income) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will be your cost for the note, decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such note. Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, your holding period for the note is more than one year. Long-term capital gains of non-corporate taxpayers generally are eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

Net Investment Income Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on the lesser of (i) the U.S. Holder’s “net investment income” for the relevant taxable year (or undistributed net investment income in the case of an estate or trust) and (ii) the excess of the U.S. Holder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its gross interest income with respect to the notes and its net gains from a disposition of the notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their own tax advisors with respect to the application of the Medicare tax to income and gains in respect of an investment in the notes.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments of interest on the notes and to payments of the proceeds from a sale or other taxable disposition (including a retirement or redemption) of the notes unless you are an exempt recipient. U.S. federal backup withholding (currently at a rate of 28%) generally will apply to such payments if you fail to furnish a properly completed and executed IRS Form W-9 to us or our paying agent providing your taxpayer identification number and complying with certain certification requirements, or otherwise establishing an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis. U.S. Holders are urged to consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

Consequences to Non-U.S. Holders

The following portion of this summary will apply to you if you are a “Non-U.S. Holder.” You are a “Non-U.S. Holder” if you are a beneficial owner of a note that, for U.S. federal income tax purposes, is either an individual, corporation, trust (other than a grantor trust) or estate and is not a U.S. Holder.

Payments of Interest

Subject to the discussions of backup withholding and FATCA below, payments of interest on the notes to you generally will be exempt from U.S. federal income tax and withholding tax under the “portfolio interest” exemption if:

•	you do not conduct a trade or business within the United States with which the interest income is effectively connected;

•	you do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the Treasury Regulations thereunder;

•	you are not a “controlled foreign corporation” that is related to us through stock ownership;

•	you are not a bank that receives such interest in a transaction described in section 881(c)(3)(A) of the Code; and

•	you provide a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form), to us or our paying agent certifying under penalty of perjury that you are not a United States person within the meaning of the Code. If you hold the notes through a securities clearing organization, financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to such agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to non-U.S. partnerships, estates and trusts and other intermediaries, and in certain circumstances certifications as to non-“U.S. person” (within the meaning of the Code) status of partners, trust owners or beneficiaries may have to be provided. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above for the portfolio interest exemption, payments of interest made to you on the notes generally will be subject to the 30% U.S. federal withholding tax, unless you provide us either with (1) a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form), establishing an exemption from (or a reduction of) withholding under the benefit of an applicable income tax treaty or (2) a properly completed and executed IRS Form W-8ECI (or appropriate successor form) certifying that interest paid on the note is not subject to withholding tax because the interest is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—Income or Gain Effectively Connected with a United States Trade or Business”).

Sale or Other Taxable Disposition of Notes

Subject to the discussions of backup withholding and FATCA below, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment or fixed base in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are described in the first bullet point, see “—Income or Gain Effectively Connected with a United States Trade or Business” below. If you are described in the second bullet point, you will generally be subject to U.S. federal income tax at a rate of 30% on the amount by which your capital gains allocable to U.S. sources (including gains from the sale, exchange, redemption, retirement or other taxable disposition of the note) exceed any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty.

To the extent that the amount realized on a sale, exchange, redemption, retirement or other taxable disposition of the notes is attributable to accrued but unpaid interest on the notes, it generally will be treated in the same manner as described in “—Payments of Interest” above.

Income or Gain Effectively Connected with a United States Trade or Business

If you are engaged in the conduct of a trade or business in the United States and interest on a note or gain recognized from the sale, exchange, redemption, retirement or other taxable disposition of a note is effectively connected with the conduct of that trade or business, you will generally be subject to United States federal income tax (but not the 30% United States federal withholding tax on interest if certain certification requirements are satisfied) on that interest and on gain on a net income basis in the same manner as if you were a United States person as defined under the Code. You can generally meet these certification requirements by providing a properly completed and executed IRS Form W-8ECI (or successor form) to us, or our paying agent. If you are eligible for the benefits of an income tax treaty between the United States and your country of residence, any effectively connected income or gain generally will be subject to United States federal income tax on a net income basis only if it is also attributable to a permanent establishment or fixed base maintained by you in the United States.

In addition, if you are a non-U.S. corporation, you may be subject to an additional branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

Generally, information returns will be filed with the IRS in connection with payments of interest on the notes and proceeds from the sale or other taxable disposition (including a retirement or redemption) of the notes. Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You may be subject to backup withholding of tax on payments of interest and, depending on the circumstances, the proceeds of a sale or other taxable disposition (including a retirement or redemption) unless you comply with certain certification procedures to establish that you are not a “United States person” (within the meaning of the Code). The certification procedures required to claim an exemption from withholding of tax on interest described above generally will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of the backup withholding rules to their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

FATCA

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”) generally impose a 30% withholding tax on certain payments made on interest-bearing obligations to certain “foreign financial institutions” (as defined under the Code) that fail to certify their FATCA status, and certain “non-financial foreign entities” (as defined under the Code) if certain disclosure requirements related to direct and indirect U.S. shareholders and/or U.S. accountholders are not satisfied. Under applicable Treasury Regulations, a withholding tax of 30% generally will be imposed, subject to certain exceptions, on payments of (a) interest on the notes, and (b) for a disposition that occurs on or after January 1, 2019, gross proceeds from a sale or other disposition of the notes. In the case of payments made to a “foreign financial institution” (generally including an investment fund), as a beneficial owner or as an intermediary, the withholding tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the United States government (a “FATCA Agreement”) or (ii) is required by and complies with applicable non-U.S. law enacted in connection with an intergovernmental agreement between the United States and a non-U.S. jurisdiction (an “IGA”), in either case to, among other things, collect and provide to the United States or other relevant tax authorities certain information regarding United States account holders of such institution. In the case of payments made to a non-U.S. entity that is not a financial institution, the withholding tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any “substantial” United States owners (generally, any specified United States person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its “substantial” U.S. owners. If the notes are held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold such tax on payments of interest and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not required to comply with FATCA pursuant to applicable non-U.S. law enacted in connection with an IGA. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. If you hold the notes through a non-U.S. intermediary or if you are a Non-U.S. Holder, you are encouraged to consult with your own tax advisor regarding the implications of FATCA on an investment in the notes.

The rules under FATCA are new and complex. We will not pay any additional amounts to Non-U.S. Holders in respect of any amounts withheld, including pursuant to FATCA.

The summary of U.S. federal income tax considerations set forth above is intended for general information only and may not be applicable depending upon a holder’s particular situation. Prospective holders are urged to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes, including the tax consequences under U.S. federal income tax laws, state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. or other tax laws.

UNDERWRITING

The Company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table:

Underwriters	Principal Amount of 2019 Notes	Principal Amount of 2021 Notes	Principal Amount of 2023 Notes	Principal Amount of 2026 Notes	Principal Amount of 2036 Notes	Principal Amount of 2046 Notes
Goldman, Sachs & Co.	$	$	$	$	$	$
Citigroup Global Markets Inc
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Total	$	$	$	$	$	$

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to      % of the principal amount of 2019 notes,      % of the principal amount of 2021 notes,      % of the principal amount of 2023 notes,      % of the principal amount of 2026 notes,      % of the principal amount of 2036 notes and      % of the principal amount of 2046 notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to      % of the principal amount of 2019 notes,      % of the principal amount of 2021 notes,      % of the principal amount of 2023 notes,      % of the principal amount of 2026 notes,      % of the principal amount of 2036 notes and      % of the principal amount of 2046 notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by Newell Rubbermaid Inc.
Per 2019 note		%
Per 2021 note		%
Per 2023 note		%
Per 2026 note		%
Per 2036 note		%
Per 2046 note		%

The notes are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $9 million.

Newell Rubbermaid has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

Goldman, Sachs & Co., among others, has acted as our financial advisor in connection with the Merger Transactions. Affiliates of Goldman, Sachs & Co., J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and RBC Capital Markets, LLC are joint lead arrangers and joint bookrunners on Newell Rubbermaid’s term loan facility and are all, among others, joint lead arrangers and bookrunners on Newell Rubbermaid’s revolving credit facility. In addition, Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., Citibank, N.A., an affiliate of Citigroup Global Markets Inc., and Royal Bank of Canada, an affiliate of RBC Capital Markets, LLC, are syndication agents and lenders under Newell Rubbermaid’s term loan facility and syndication agents and lenders, among others, under Newell Rubbermaid’s revolving credit facility. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is also the administrative agent and a lender under Newell Rubbermaid’s term loan facility and revolving credit facility and serves along with Citibank, N.A., an affiliate of Citigroup Global Markets Inc., and Royal Bank of Canada, an affiliate of RBC Capital Markets, LLC, as documentation agents under the bridge commitment letter with Newell Rubbermaid, which provides for the bridge credit facility. Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC, affiliates of Goldman, Sachs & Co., JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, and Citibank, N.A., an affiliate of Citigroup Global Markets Inc., among others, are lenders under the bridge commitment letter. Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC, affiliates of Goldman, Sachs & Co., are also lead arrangers, bookrunners and administrative agents under the bridge commitment letter.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this offering circular to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such notes may be made to the public in that Relevant Member State:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or

(c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC, as amended, including Directive 2010/73/EU, and including any relevant implementing measure in the Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the notes has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

The offering of the notes has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”). The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with the FIEA and any other applicable laws, regulations and ministerial ordinances of Japan.

Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor pursuant to Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) pursuant to

Section 275(1) of the SFA, or any person pursuant to Section 275(14) of the SFA, and in accordance with the conditions specified in Section 275 or the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) pursuant to Section 276(7) of the SFA, or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor pursuant to Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(14) of the SFA, and in accordance with the conditions specified in Section 275 or the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) pursuant to Section 276(7) of the SFA, or (5) as specified in Regulation 32.

Canada

Notice to Canadian Residents

This prospectus supplement and accompanying prospectus constitute an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the notes. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus supplement and accompanying prospectus or on the merits of the notes and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus supplement and accompanying prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this prospectus supplement and accompanying prospectus is exempt from the requirement to provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the notes in Canada is being made on a private placement basis only and is exempt from the requirement to prepare and file a prospectus under applicable Canadian securities laws. Any resale of notes acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the notes outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases notes will be deemed to have represented to the issuer and to each dealer from whom a purchase confirmation is received, as applicable, that the investor

(i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus supplement and accompanying prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the notes and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the notes or with respect to the eligibility of the notes for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum, including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this prospectus supplement and accompanying prospectus, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the notes will be passed on for us by Jones Day. Winston & Strawn LLP, Chicago, Illinois will act as counsel for the underwriters. Winston & Strawn LLP provides legal services to Newell and its subsidiaries from time to time.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of our internal control over financial reporting as of December 31, 2015, as set forth in their reports, which are incorporated by reference into this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The audited historical financial statements of Jarden Corporation included in Exhibit 99.1 of Newell Rubbermaid’s Form 8-K dated March 15, 2016 have been incorporated by reference into this prospectus supplement in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Newell Rubbermaid Inc.

Debt Securities

Preferred Stock

Common Stock

Warrants

Stock Purchase Contracts

Stock Purchase Units

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities registered under this process, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make sales of offered securities unless accompanied by a prospectus supplement.

We have not authorized anyone to provide you with information that is different from, or additional to, the information provided in this prospectus or any later prospectus supplement. We are not making an offer to sell securities in any state or country where the offer is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 5, 2014.

NEWELL RUBBERMAID INC.

We are a global marketer of consumer and commercial products that help people get more out of life every day, where they live, learn, work and play. Our products are marketed under a strong portfolio of leading brands, including Sharpie®, Paper Mate®, Parker®, Waterman®, Dymo®, Rubbermaid®, Levolor®, Goody®, Calphalon®, Irwin®, Lenox®, Rubbermaid Commercial Products®, Graco® and Aprica®.

Strategic Initiatives.    We are committed to building consumer-meaningful brands through understanding the needs of consumers and using those insights to create innovative, highly differentiated product solutions that offer superior performance and value. We intend to continue to leverage our portfolio of leading brands to create a margin structure that allows for brand investment.

We are executing our Growth Game Plan, which is the strategy we are implementing to simplify the organization and free up resources to invest in growth initiatives and strengthened capabilities in support of our brands. The changes being implemented in the execution of the Growth Game Plan are considered key enablers to building a bigger, faster-growing, more global and more profitable company.

Business Segments.    Our five segments and the key brands included in each of the five business segments are as follows:

Segment	Key Brands	Description of Primary Products
Writing	Sharpie®, Paper Mate®, Expo®, Parker®, Waterman®, Dymo® Office, Endicia®	Writing instruments, including markers and highlighters, pens and pencils; art products; fine writing instruments; office technology solutions, including labeling and on-line postage solutions

Home Solutions	Rubbermaid®, Calphalon®, Levolor®, Goody®	Indoor/outdoor organization, food storage and home storage products; gourmet cookware, bakeware and cutlery; drapery hardware and window treatments; hair care accessories

Tools	Irwin®, Lenox®, hilmorTM, Dymo® Industrial	Hand tools and power tool accessories; industrial bandsaw blades; tools for pipes and HVAC systems; label makers and printers for industrial use

Commercial Products	Rubbermaid Commercial Products®, Rubbermaid® Healthcare	Cleaning and refuse products, hygiene systems, material handling solutions; medical and computer carts and wall-mounted workstations

Baby & Parenting	Graco®, Aprica®, Teutonia®	Infant and juvenile products such as car seats, strollers, highchairs and playards

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Newell,” “we,” “us” and “our” are to Newell Rubbermaid Inc. and its subsidiaries.

We are a Delaware corporation. Our principal executive offices are located at Three Glenlake Parkway, Atlanta, Georgia 30328, and our telephone number is 770-418-7000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Washington, D.C. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including us.

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than any portions of such filings that are furnished rather than filed under applicable Securities and Exchange Commission rules) until our offering is completed:

1.  Annual Report on Form 10-K for the year ended December 31, 2013.

2.  The description of our common stock contained in our registration statement on Form 8-B filed with the Securities and Exchange Commission on June 30, 1987.

You may request a copy of these filings at no cost by writing to or telephoning us at the following address:

Newell Rubbermaid Inc.

Three Glenlake Parkway

Atlanta, Georgia 30328

Telephone: 1-770-418-7000

Attention: Office of Investor Relations

We maintain an Internet site at http://www.newellrubbermaid.com which contains information concerning Newell and its subsidiaries. The information contained at our Internet site is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of the securities for general corporate purposes. These may include additions to working capital, repayment of existing debt and acquisitions. If we decide to use the net proceeds from the sale of securities in some other way, we will describe the use of the net proceeds in the prospectus supplement for that offering.

DESCRIPTION OF DEBT SECURITIES

General

The following description sets forth general terms that may apply to the debt securities. The particular terms of any debt securities will be described in the prospectus supplement relating to those debt securities.

The debt securities will be senior obligations of Newell and will rank equally with all of our other unsecured and unsubordinated debt. The debt securities will be issued under an indenture to be entered into between us and U.S. Bank National Association, as trustee.

The form of indenture is filed as an exhibit to the registration statement. For your convenience, we have included references to specific sections of the indenture in the descriptions below.

The following summaries of provisions of the debt securities and the indenture are not complete and are qualified in their entirety by express reference to all of the provisions of the indenture and the debt securities.

Because Newell is a holding company and conducts its business principally through its subsidiaries, these notes will be structurally subordinated to the liabilities of its subsidiaries. The rights of Newell, and the rights of its creditors, including the holders of the notes, to participate in any distribution of the assets of any of its subsidiaries upon that subsidiary’s liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of that subsidiary, except to the extent that Newell’s claims as a creditor of that subsidiary may be recognized. Neither the debt securities nor the indenture restrict Newell or any of its subsidiaries from incurring indebtedness.

The indenture does not limit the principal amount of debt securities that we may issue. The indenture provides that debt securities may be issued up to the principal amount that we may separately authorize from time to time. It also provides that the debt securities may be denominated in any currency or currency unit designated by us. Unless otherwise shown in the prospectus supplement related to that offering, neither the indenture nor the debt securities will contain any provisions to afford holders of any debt securities protection in the event of a takeover, recapitalization or similar restructuring of our business.

We will include specific terms relating to a particular series of debt securities in a prospectus supplement relating to the offering. The terms we will describe in the prospectus supplement will include some or all of the following:

•	the distinct title and type of the debt securities;

•	the total principal amount or initial offering price of the debt securities;

•	the date or dates when the principal of the debt securities will be payable;

•	the rate at which the debt securities will bear interest;

•	the date from which interest on the debt securities will accrue;

•	the dates when interest on the debt securities will be payable and the regular record date for these interest payment dates;

•	the place where

•	the principal, premium, if any, and interest on the debt securities will be paid,

•	registered debt securities may be surrendered for registration of transfer, and

•	debt securities may be surrendered for exchange;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the terms and conditions upon which we will have the option to redeem the debt securities;

•	the denominations in which any registered debt securities will be issuable, if other than denominations of $1,000 or integral multiples, and the denominations in which any bearer debt securities will be issuable, if other than a denomination of $5,000;

•	the identity of each security registrar and paying agent, and the designation of the exchange rate agent, if any, if other than the trustee;

•	the portion of the principal amount of debt securities that will be payable upon acceleration of the maturity of the debt securities;

•	the currency used to pay principal, premium and interest on the debt securities, if other than U.S. Dollars, and whether you or we may elect to have principal, premium and interest paid in a currency other than the currency in which the debt securities are denominated;

•	any index, formula or other method used to determine the amount of principal, premium or interest on the debt securities;

•	whether provisions relating to defeasance and covenant defeasance will be applicable to the series of debt securities;

•	any changes to the events of default or to our covenants;

•	whether the debt securities are issuable as registered debt securities or bearer debt securities, whether there are any restrictions relating to the form in which they are issued and whether bearer and registered debt securities may be exchanged for each other;

•	to whom interest will be payable

•	if other than the registered holder (for registered debt securities),

•	if other than upon presentation and surrender of the related coupons (for bearer debt securities), or

•	if other than as specified in the indenture (for global debt securities);

•	if the debt securities are to be convertible or exchangeable for other securities, the terms of conversion or exchange; and

•	any other terms of the debt securities.

We may issue debt securities as original issue discount securities to be sold at a substantial discount below their principal amount. If we issue original issue discount securities, then special federal income tax rules that apply may be described in the prospectus supplement for those debt securities.

Registration and Transfer

We presently plan to issue each series of debt securities only as registered securities. However, we may issue a series of debt securities as bearer securities, or a combination of both registered securities and bearer securities. If we issue debt securities as bearer securities, they will have interest coupons attached unless we elect to issue them as zero coupon securities. (Sections 201 and 301). If we issue bearer securities, we may describe material U.S. federal income tax consequences and other material considerations, procedures and limitations in the prospectus supplement for that offering.

Holders of registered debt securities may present the debt securities for exchange for different authorized amounts of other debt securities of the same series and of similar principal amount at the corporate trust office of the trustee in New York, New York or at the office of any other transfer agent we may designate for the purpose and describe in the applicable prospectus supplement. The registered securities must be duly endorsed or accompanied by a written instrument of transfer. The agent will not impose a service charge on you for the transfer or exchange. We may, however, require that you pay any applicable tax or other governmental charge. We will describe any procedures for the exchange of bearer securities for other debt securities of the same series in the prospectus supplement for that offering. Generally, we will not allow you to exchange registered securities for bearer securities. (Sections 301, 305 and 1002)

In general, unless otherwise specified in the applicable prospectus supplement, we will issue registered securities without coupons and in denominations of $1,000, or integral multiples, and bearer securities in denominations of $5,000. We may issue both registered and bearer securities in global form. (Sections 301 and 302)

Conversion and Exchange

If any debt securities will be convertible into or exchangeable for our common stock or other securities, the applicable prospectus supplement will set forth the terms and conditions of the conversion or exchange, including:

•	the securities into which the debt securities are convertible;

•	the conversion price or exchange ratio;

•	the conversion or exchange period;

•	whether the conversion or exchange will be mandatory or at the option of the holder or Newell;

•	whether any portion of the conversion value will be paid in cash;

•	provisions for adjustment of the conversion price or exchange ratio; and

•	provisions that may affect the conversion or exchange if the debt securities are redeemed.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that we will identify in a prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be registered for transfer or exchange except:

•	as a whole by the depositary for the global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or a nominee of the depositary to a successor depositary or a nominee of the successor depositary; and

•	in any other circumstances described in the prospectus supplement applicable thereto.

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the prospectus supplement applicable thereto. Newell expects that the following provisions will apply to depositary arrangements.

Unless otherwise specified in the applicable prospectus supplement, debt securities that are to be represented by a global security to be deposited with or on behalf of a depositary will be represented by a global security or, in some cases, global securities registered in the name of the depositary or its nominee. Upon the issuance of the global security, and the deposit of the global security with or on behalf of the depositary for the global security, the depositary will credit on its book entry registration and transfer system the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee (“participants”). The accounts to be credited will be designated by the underwriters or agents of the debt securities. If we directly offer and sell debt securities, the accounts to be credited will be designated by us. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global security. Ownership of beneficial interests in the global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and the laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or “holder” of the debt securities represented by the global security for all purposes under the indenture applicable thereto. Unless otherwise specified in the applicable prospectus supplement, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders of the debt securities for any purposes under the indenture applicable thereto. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depositary and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of debt securities under the indenture applicable thereto. Newell understands that under existing industry practices, if Newell requests any action of holders or an owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the indenture applicable thereto, then the depositary would authorize the participants to give this notice or take this action, and participants would authorize beneficial owners owning through these participants to give this notice or take this action or would otherwise act upon the instructions of beneficial owners owning through them.

Principal of and any premium and interest on a global security will be payable in the manner described in the applicable prospectus supplement.

Consolidation, Merger and Sale of Assets

As provided in the indenture, we may, without the consent of holders of the debt securities, consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (the “survivor”), so long as:

•	the survivor is a corporation, limited liability company, partnership or trust organized and validly existing under the laws of any United States jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing under the indenture; and

•	certain other conditions regarding delivery of an officers’ certificate and opinion of counsel are met. (Section 801)

Limitation on Liens

The indenture provides that while the debt securities issued under it or the related coupons remain outstanding, Newell will not, and will not permit any of its subsidiaries to, create, incur, assume or suffer to exist any lien of any kind upon any of its or their property or assets, now owned or hereafter acquired, without directly securing all of the debt securities equally and ratably with the obligation or liability secured by the lien, except for:

(1)  liens existing as of the date of the indenture;

(2)  liens, including sale and lease-back transactions, on any property acquired, constructed or improved after the date of the indenture, which are created or assumed contemporaneously with, or within 180 days after, the acquisition or completion of this construction or improvement, or within six months thereafter by a commitment for financing arranged with a lender or investor within the 180-day period, to secure or provide for the payment of all or a portion of the purchase price of the property or the cost of the construction or improvement incurred after the date of the indenture (or before the date of the indenture in the case of any construction or improvement which is at least 40% completed at the date of the indenture) or, in addition to liens contemplated by clauses (3) and (4) below, liens on any property existing at the time of acquisition of the property including acquisition through merger or consolidation; provided, that any lien (other than a sale and lease-back transaction meeting the requirements of this clause) does not apply to any property theretofore owned by Newell or a subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

(3)  liens existing on any property of a person at the time the person is merged with or into, or consolidates with, Newell or a subsidiary;

(4)  liens on any property of a person (including, without limitation, shares of stock or debt securities) or its subsidiaries existing at the time the person becomes a subsidiary, is otherwise acquired by Newell or a subsidiary or becomes a successor to Newell under Section 802 of the indenture;

(5)  liens to secure an obligation or liability of a subsidiary to Newell or to another subsidiary;

(6)  liens in favor of the United States of America or any state, or any department, agency or instrumentality or political subdivision of the United States of America or any state, to secure partial progress, advance or other payments under any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to the liens;

(7)  liens to secure tax-exempt private activity bonds under the Internal Revenue Code of 1986, as amended;

(8)  liens arising out of or in connection with a sale and lease-back transaction if the net proceeds of the sale and lease-back transaction are at least equal to the fair value, as determined by the board of directors, the chairman of the board, the vice chairman of the board, the president or the principal financial officer of Newell, of the property subject to the sale and lease-back transaction;

(9)  liens for the sole purpose of extending, renewing or replacing in whole or in part indebtedness secured by any lien referred to in the foregoing clauses (1) to (8), inclusive, or in this clause (9); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of the extension, renewal or replacement, and that this extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced plus improvements on the property;

(10)  liens arising out of or in connection with a sale and lease-back transaction in which the net proceeds of the sale and lease-back transaction are less than the fair value, as determined by the board of directors, the chairman of the board, the vice chairman of the board, the president or the principal financial officer of Newell, of the property subject to the sale and lease-back transaction if Newell provides in a board resolution that it shall, and if Newell covenants that it will, within 180 days of the effective date of any arrangement or, in the case of (C) below, within six months thereafter under a firm purchase commitment entered into within the 180-day period, apply an amount equal to the fair market value as so determined of the property:

(A)  to the redemption of debt securities of any series which are, by their terms, at the time redeemable or the purchase and retirement of debt securities, if permitted;

(B)  to the payment or other retirement of funded debt, as defined below, incurred or assumed by Newell which ranks senior to or pari passu with the debt securities or of funded debt incurred or assumed by any subsidiary other than, in either case, funded debt owned by Newell or any subsidiary; or

(C)  to the purchase of property other than the property involved in the sale;

(11)  liens on (x) accounts receivable and related general intangibles and instruments arising out of or in connection with a sale or transfer by Newell or the subsidiary of the accounts receivable and (y) any or all of the assets of a special purpose subsidiary that has purchased such accounts receivable (and related general intangibles and instruments) securing indebtedness of such special purpose subsidiary;

(12)  permitted liens; and

(13)  liens other than those referred to in clauses (1) through (12) above which are created, incurred or assumed after the date of the indenture, including those in connection with purchase money mortgages and sale and lease-back transactions, provided that the aggregate amount of indebtedness secured by the liens, or, in the case of sale and lease-back transactions, the value of the sale and lease-back transactions, referred to in this clause (13), does not exceed 15% of consolidated total assets. (Section 1007)

The term “consolidated total assets” means the total of all the assets appearing on the consolidated balance sheet of Newell and its subsidiaries determined according to generally accepted accounting principles applicable to the type of business in which Newell and the subsidiaries are engaged, and may be determined as of a date not more than 60 days before the happening of the event for which the determination is being made. (Section 101)

The term “funded debt” means any indebtedness which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 12 months after the date of the creation of the indebtedness. (Section 101)

The term “lien” means, as to any person, any mortgage, lien, collateral assignment, pledge, charge, security interest or other encumbrance in respect of or on, or any interest or title of any vendor, lessor, lender or other secured party to or of the person under any conditional sale or other title retention agreement, purchase money mortgage or sale and lease-back transaction with respect to, any property or asset (including without limitation income and rights thereto) of the person (including without limitation capital stock of any subsidiary of the person), or the signing by the person and filing of a financing statement which names the person as debtor, or the signing by the person of any security agreement agreeing to file, or authorizing any other party as the secured party thereunder to file, any financing statement. (Section 101)

The term “permitted liens” means:

•	mechanics, materialmen, landlords, warehousemen and carriers liens and other similar liens imposed by law securing obligations incurred in the ordinary course of business which are not past due or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established;

•	liens under workmen’s compensation, unemployment insurance, social security or similar legislation;

•	liens, deposits, or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or similar obligations arising in the ordinary course of business;

•	judgment and other similar liens arising in connection with court proceedings, provided the execution or other enforcement of the liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings; and

•	easements, rights of way, restrictions and other similar encumbrances which, in the aggregate, do not materially interfere with the occupation, use and enjoyment by Newell or any subsidiary of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto. (Section 101)

The term “sale and lease-back transaction” means, with respect to any person, any direct or indirect arrangement with any other person or to which any other person is a party, providing for the leasing to the first person of any property, whether now owned or hereafter acquired (except for temporary leases for a term, including any renewal of the leases, of not more than three years and except for leases between Newell and a subsidiary or between subsidiaries), which has been or is to be sold or transferred by the first person to the other person or to any person to whom funds have been or are to be advanced by the other person on the security of the property. (Section 101)

The term “subsidiary” means any corporation of which at the time of determination Newell or one or more subsidiaries owns or controls directly or indirectly more than 50% of the shares of voting stock. (Section 101)

The term “value” means, with respect to a sale and lease-back transaction, as of any particular time, the amount equal to the greater of:

(a)  the net proceeds from the sale or transfer of the property leased under the sale and lease-back transaction or

(b)  the fair value in the opinion of the board of directors, the chairman of the board, the vice chairman of the board, the president or the principal financial officer of Newell of the property at the time of entering into the sale and lease-back transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease remaining at the time of determination and the denominator of which shall be equal to the number of full years of the term, without regard to any renewal or extension options contained in the lease. (Section 101)

The term “voting stock” means stock of a corporation of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of the corporation. (Section 101)

Events of Default

An “event of default” regarding any series of debt securities is any one of the following events:

•	default for 30 days in the payment of any interest installment when due and payable;

•	default in the payment of principal or premium (if any) when due at its stated maturity, by declaration, when called for redemption or otherwise;

•	default in the making of any sinking fund payment when due;

•	default in the performance of any covenant in the debt securities or in the indenture (other than a default in the performance of a covenant which is specifically dealt with elsewhere in these bullets or which is solely for the benefit of one or more other series of debt securities) for 60 days after notice to Newell by the trustee or to Newell and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series;

•	certain events of bankruptcy, insolvency and reorganization of Newell or one of its principal subsidiaries;

•	an event of default (as defined in any mortgage, indenture or instrument under which there is issued, or by which there is secured or evidenced, any indebtedness of Newell or any principal subsidiary for money borrowed) that results in such indebtedness in principal amount in excess of $75,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, which such acceleration is not rescinded or annulled, nor such indebtedness discharged, within a period of 30 days after notice to Newell by the trustee or to Newell and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series; and

•	any other event of default provided with respect to that series of debt securities. (Section 501)

The term “principal subsidiary” means, as of any date of determination thereof, any subsidiary the consolidated net revenues of which for the twelve-month period ending on the last day of the month then most recently ended exceed 10% of our consolidated net revenues for such period, determined on a pro forma basis after giving effect to any acquisition or disposition of a subsidiary or a business effected on or prior to the determination date and after the beginning of such twelve-month period (including acquisitions and dispositions accomplished through a purchase or sale of assets or through a merger or consolidation). (Section 101)

We are required to file every year with the trustee an officers’ certificate stating whether any default exists and specifying any default that exists. (Section 1004)

Acceleration of Maturity

If an event of default occurs and is continuing with respect to debt securities of a particular series (other than an event of default relating to certain events of bankruptcy, insolvency and reorganization), the trustee or the holders of not less than 25% in principal amount of outstanding debt securities of that series may declare the principal amount of the debt securities of that series (or that portion of the principal amount as may be specified in the terms of that series) due and payable immediately by notice to Newell (and to the trustee, if given by the holders). If an event of default relating to certain events of bankruptcy, insolvency and reorganization occurs and is continuing, the principal amount of the debt securities of that series (or that portion of the principal amount as may be specified in the terms of that series) shall become and be immediately due and payable without any declaration or other action on the part of the trustee or any holder. (Section 502)

At any time after a declaration of acceleration with respect to debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the trustee therefor, the holders of a majority in principal amount of the outstanding debt securities of that series by written notice to Newell and the trustee may rescind and annul the declaration and its consequences if:

•	Newell has paid or deposited with the trustee a sum sufficient to pay in the currency in which the debt securities of the series are payable, except as otherwise specified in the indenture:

•	all overdue interest on all outstanding debt securities of that series and any related coupons,

•	all unpaid principal of and premium, if any, on any of the debt securities which has become due otherwise than by the declaration of acceleration, and interest on the unpaid principal at the rate or rates prescribed therefor in the debt securities,

•	to the extent lawful, interest on overdue interest at the rate or rates prescribed therefor in the debt securities, and

•	all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

•	all events of default with respect to debt securities of that series, other than the non-payment of amounts of principal, interest or any premium on the debt securities which have become due solely by the declaration of acceleration, have been cured or waived. (Section 502)

No rescission shall affect any subsequent default or impair any right consequent thereon.

The holders of not less than a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all the debt securities of the series, waive any past default under the indenture with respect to the series and its consequences, except a default:

•	in the payment of the principal of or premium, if any, or interest on any debt security of the series or any related coupon, or

•	in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected thereby. (Section 513)

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities of the series, unless the holders shall have offered to the trustee indemnity and security reasonably acceptable to the trustee in its sole discretion against the costs, expenses and liabilities that might be incurred by it in compliance with the request. (Section 603)

The holders of a majority in principal amount of the outstanding debt securities of the series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture, or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. The trustee may refuse to follow directions in conflict with law or the indenture or that may involve the trustee in personal liability or may be unjustly prejudicial to the other, non-directing holders. (Section 512)

Modification or Waiver

The indenture allows Newell and the trustee, without the consent of any holders of debt securities, to enter into supplemental indentures for various purposes, including:

•	evidencing the succession of another entity to us and the assumption of our covenants and obligations under the debt securities and the indenture by this successor,

•	adding to Newell’s covenants for the benefit of the holders,

•	adding additional events of default for the benefit of the holders,

•	establishing the form or terms of any series of debt securities issued under the supplemental indentures or curing ambiguities or inconsistencies in the indenture, and

•	making other provisions that do not adversely affect the interests of the holders of any series of debt securities in any material respect. (Section 901)

The indenture allows Newell and the trustee, with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities of any affected series, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of the debt securities of the series. (Section 902) Without the consent of the holders of all the outstanding debt securities affected thereby, no supplemental indenture may:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any debt security;

•	reduce the amount of the principal of any original issue discount security or indexed security that would be due and payable upon acceleration of the maturity of the debt security;

•	change the redemption provisions of any debt security in a manner adverse to the interests of holders of such security;

•	change any place of payment where, or the currency, currencies or currency unit or units in which, any debt security or any premium or interest thereon is payable;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of the debt security or, in the case of redemption, on or after the redemption date;

•	affect adversely the right of repayment at the option of the holder of any debt security of the series;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for a supplemental indenture, or the consent of whose holders is required for any waiver of compliance with various provisions of the indenture or various defaults thereunder and their consequences provided for in the indenture; or

•	modify any of the foregoing described provisions. (Section 902)

Meetings

The indenture contains provisions for convening meetings of the holders of debt securities of any series for any action to be made, given or taken by holders of debt securities. The trustee, Newell, and the holders of at least 10% in principal amount of the outstanding debt securities of a series may call a meeting, in each case after notice to holders of that series has been properly given. (Section 1502)

Persons entitled to vote a majority in principal amount of the outstanding debt securities of a series will constitute a quorum at a meeting of holders of debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series that has been properly held under the provisions of the indenture will bind all holders of debt securities of that series and related coupons. (Section 1504)

Financial Information

Newell will file with the Securities and Exchange Commission the annual reports, quarterly reports and other documents required to be filed with the Securities and Exchange Commission by Section 13(a) or 15(d) of the Exchange Act, and will also file with the trustee copies of these reports and documents within 15 days after it is required to file them with the Securities and Exchange Commission. (Section 703)

Defeasance

The indenture includes provisions allowing us to be discharged from our obligation on the debt securities of any series. (Section 1401) To be discharged from our obligations on the debt securities, we would be required to deposit with the trustee or another trustee money or U.S. government obligations sufficient to make all principal, premium (if any) and interest payments on those debt securities. (Section 1404) If we make this defeasance deposit with respect to your debt securities, we may elect either:

•	to be discharged from all of our obligations on your debt securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust (Section 1402); or

•	to be released from restrictions relating to liens and sale-leaseback transactions and from other covenants as may be described in the prospectus supplement relating to such debt securities. (Section 1403)

To establish the trust, Newell must deliver to the trustee an opinion of our counsel that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount, and in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Section 1404) There may be additional provisions relating to defeasance which we will describe in the applicable prospectus supplement.

The Trustee

U.S. Bank National Association (“U.S. Bank”) is the trustee under the indenture. U.S. Bank is a lender under our revolving credit facility. We maintain other banking arrangements with U.S. Bank, and U.S. Bank and its affiliates may perform additional banking services for, or transact other banking business with, Newell in the future.

Subject to the provisions of the Trust Indenture Act of 1939, the trustee may be deemed to have a conflicting interest for purposes of the Trust Indenture Act of 1939 and may be required to resign as trustee if:

•	there is an event of default under the indenture; and

•	one or more of the following occurs:

•	the trustee is a trustee for another indenture under which our securities are outstanding;

•	the trustee is a trustee for more than one outstanding series of debt securities under a single indenture;

•	the trustee is one of our creditors; or

•	the trustee or one of its affiliates acts as an underwriter or agent for us.

Newell may appoint an alternative trustee for any series of debt securities. The appointment of an alternative trustee would be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities are by their terms to be governed by and their provisions construed under the internal laws of the State of New York. (Section 112)

Miscellaneous

Newell has the right at all times to assign any of its respective rights or obligations under the indenture to a direct or indirect wholly-owned subsidiary of Newell; provided, that, in the event of any assignment, Newell will remain liable for all of its respective obligations. (Section 803) The indenture is binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. (Section 109)

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 800,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of January 31, 2014, there were 278,859,127 million shares of common stock (net of treasury shares) and no shares of preferred stock outstanding. The outstanding shares of common stock are listed on the New York Stock Exchange.

Common Stock

Voting.    Holders of common stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of common stock entitled to one vote.

Dividends.    Holders of the common stock are entitled to receive the dividends that may be declared from time to time by the board of directors out of funds legally available therefor. The rights of holders of common stock to receive dividends are subject to the prior rights of holders of any issued and outstanding preferred stock that may be issued in the future.

Other Provisions.    Upon liquidation (whether voluntary or involuntary) or a reduction in Newell’s capital which results in any distribution of assets to stockholders, the holders of the common stock are entitled to receive, pro rata according to the number of shares held by each, all of the assets of Newell remaining for distribution after payment to creditors and the holders of any issued and outstanding preferred stock of the full preferential amounts to which they are entitled. The common stock has no preemptive or other subscription rights and there are no other conversion rights or redemption provisions with respect to the shares.

Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is Computershare Investor Services.

Preferred Stock

Our board of directors may issue, without further authorization from our stockholders, up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may determine at the time of creating each series:

•	dividend rights and rates;

•	voting and conversion rights;

•	redemption provisions;

•	liquidation preferences; and

•	other relative, participating, optional or other special rights, qualifications, limitations or restrictions of the series.

We will describe in a prospectus supplement relating to any series of preferred stock being offered the terms of the preferred stock, which may include:

•	the maximum number of shares to constitute the series;

•	any annual dividend rate on the shares, whether the rate is fixed or variable or both, the date or dates from which dividends will accrue, the dates on which dividends, if declared, will be paid, whether the dividends will be cumulative and any dividend preference;

•	whether the shares will be redeemable and, if so, the price at and the terms and conditions on which the shares may be redeemed;

•	any liquidation preference applicable to the shares;

•	the terms of any sinking fund;

•	any terms and conditions on which the shares of the series shall be convertible into, or exchangeable for, shares of any other capital stock;

•	any voting rights of the shares of the series; and

•	any other preferences or special rights or limitations on the shares of the series.

Provisions With Possible Anti-Takeover Effects

Newell’s restated certificate of incorporation and by-laws contain provisions which may be viewed as having an anti-takeover effect. The restated certificate of incorporation and the by-laws contain provisions that may reduce surprise and disruptive tactics at stockholders’ meetings. The restated certificate of incorporation provides that no action may be taken by stockholders except at an annual meeting or special meeting, and does not permit stockholders to directly call a special meeting of stockholders. A stockholder must give written notice to Newell of an intention to nominate a director for election at an annual meeting 90 days before the anniversary date of the immediately preceding annual meeting. Each of these provisions tends to make a change of control of the board of directors more difficult and time consuming.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula stated in the stock purchase contracts.

The stock purchase contracts may be issued separately or as part of units that we call “stock purchase units.” Stock purchase units consist of a stock purchase contract and either our debt securities or U.S. treasury securities securing the holders’ obligations to purchase the common stock under the stock purchase contracts.

The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will only be a summary, and you should read the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material U.S. federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities:

•	through underwriters,

•	through agents,

•	directly to a limited number of institutional purchasers or to a single purchaser, or

•	any combination of these.

The prospectus supplement will describe the terms of the offering of the securities, including the following:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers are used in the sale, we will sell the securities to the dealers as principals. The dealers may resell the securities to the public at prices determined by the dealers at the time of the resale.

We may sell securities directly or through agents we designate from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent, will be described in the prospectus supplement.

The names of the underwriters, dealers or agents, as the case may be, and the terms of the transaction will be set forth in the applicable prospectus supplement.

Agents, dealers and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make relating to those liabilities. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Our common stock will be approved for listing upon notice of issuance on the New York Stock Exchange. Other securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the securities.

LEGAL MATTERS

Legal matters in connection with the securities will be passed upon for Newell by Schiff Hardin LLP, Chicago, Illinois and for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Newell Rubbermaid Inc. appearing in Newell Rubbermaid Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013 (including the schedule appearing therein), and the effectiveness of Newell Rubbermaid Inc.’s internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements (including the schedule appearing therein) are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.